Exhibit 99.1

[Redacted Version]

Execution Version

AMENDED AND RESTATED
CREDIT AGREEMENT

Among:

BELLATRIX EXPLORATION LTD.
as Borrower

- and -

NATIONAL BANK OF CANADA
as Administration Agent

- and -

NATIONAL BANK FINANCIAL
as Sole Lead Arranger and Bookrunner

- and -

THE PERSONS NAMED ON THE SIGNATURE PAGES HERETO
as Lenders

Dated as of September 11, 2018

Page

Article 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation and Headings	38
1.3 Governing Law	38
1.4 Accounting Terms	38
1.5 Currency and Time References	39
1.6 Severability	40
1.7 Time of the Essence	40
1.8 Schedules	40
Article 2 CREDIT FACILITIES	40
2.1 Establishment and Availability of Credit Facilities	40
2.2 Extensions	42
2.3 Drawdowns – Notices and Limitations	44
2.4 Rollovers and Conversions - Notices and Limitations	45
2.5 Optional Reduction of Commitments	46
2.6 Loans - General	47
2.7 Loans: Inter-Lender Arrangements	47
2.8 Borrowing Base	48
2.9 Swap Facilities	50
2.10 Takeover Notification	51
2.11 Designation of Material and Unrestricted Subsidiaries	52
Article 3 INTEREST AND FEES	52
3.1 Interest on Prime Loans	52
3.2 Interest on USBR Loans	52
3.3 Interest on LIBOR Loans	53
3.4 Payment of BA Stamping Fees	53
3.5 Standby Fees	53
3.6 LC Fees	53
3.7 Agent's Fees	54
3.8 Interest on Overdue Amounts	54
3.9 General Interest Provisions	54
Article 4 BANKERS' ACCEPTANCES	56
4.1 Form of Bankers' Acceptances	56
4.2 Purchase of Bankers' Acceptances	56
4.3 Depository Bills and Notes Act	56
4.4 Terms of Acceptance by Lenders	56

(continued)

Page

4.5 Mechanics of Issuance	57
4.6 BA Equivalent Advances	59
Article 5 LETTERS OF CREDIT	59
5.1 Procedures and Limitations	59
Article 6 PAYMENTS	60
6.1 Repayment and Prepayment of Loans	60
6.2 Payments - General	61
6.3 Application of Payments after an Event of Default	62
Article 7 SECURITY	63
7.1 Security	63
7.2 Sharing Security	63
7.3 Exclusivity of Remedies	64
7.4 Form of Security	64
7.5 After-Acquired Property	64
7.6 Undertaking to Grant Additional Fixed Charge Security	65
7.7 Registration of Security	65
7.8 Discharge of Security	65
7.9 Permitted Liens	66
Article 8 REPRESENTATIONS AND WARRANTIES	66
8.1 Representations and Warranties	66
8.2 Nature and Survival of Representations and Warranties	71
Article 9 COVENANTS	72
9.1 Positive Covenants	72
9.2 Negative Covenants	77
9.3 Financial Covenants	84
Article 10 CONDITIONS PRECEDENT	84
10.1 Conditions Precedent to Amendment and Restatement	84
10.2 Conditions Precedent to Drawdowns	86
10.3 Waiver of Conditions Precedent	86
10.4 Form and Substance of Documents	86
Article 11 EVENTS OF DEFAULT	86
11.1 Events of Default	86
11.2 Effect of Events of Default	90

ii

(continued)

Page

11.3 Right of Set-Off	90
Article 12 CHANGE OF CIRCUMSTANCES	91
12.1 Increased Costs	91
12.2 Illegality	93
12.3 Market Disruption	93
12.4 Replacement Lender	94
Article 13 COSTS, EXPENSES AND INDEMNIFICATION	95
13.1 Costs and Expenses	95
13.2 General Indemnity	95
13.3 Environmental Indemnity	96
13.4 Currency Indemnity	97
Article 14 AGENCY AND ADMINISTRATION PROVISIONS	97
14.1 Authorization and Action	97
14.2 Procedure for Making Drawdowns	99
14.3 Remittance of Payments	99
14.4 Redistribution of Payment	100
14.5 Duties and Obligations	100
14.6 Prompt Notice to Lenders	101
14.7 Agent's and Lenders' Authorities	101
14.8 Lender Credit Decision	102
14.9 Indemnification of Agent	102
14.10 Successor Agent	102
14.11 Taking and Enforcement of Remedies	103
14.12 Reliance Upon Agent	104
14.13 No Liability of Agent	104
14.14 Article for Benefit of Agent and Lenders	104
14.15 Gross Negligence and Wilful Misconduct	104
14.16 The Agent and Defaulting Lenders	104
Article 15 ASSIGNMENT	105
15.1 Assignment and Participation Prior to Default	105
15.2 Assignment After Event of Default	106
15.3 Assignment by Borrower	106

iii

(continued)

Page

Article 16 RESTATEMENT AND TRANSITIONAL PROVISIONS	106
16.1 Syndicated Facility Outstandings	106
16.2 Amendment and Restatement	107
Article 17 GENERAL PROVISIONS	107
17.1 Exchange and Confidentiality of Information	107
17.2 Telephone Instructions	109
17.3 Further Assurances	109
17.4 Conflicting Provisions	109
17.5 Notice	109
17.6 Non-Performance of Covenants	110
17.7 Anti-Money Laundering/Know Your Client Laws	110
17.8 Defaulting Lenders	111
17.9 Acknowledgement and Consent to Bail-In of EEA Financial Institutions	111
17.10 Entire Agreement	112
17.11 Electronic Execution of Assignments	112
17.12 Counterparts	112
SCHEDULE A	1

SCHEDULES

Schedule A	-	Commitments and Addresses
Schedule B	-	Form of Compliance Certificate
Schedule C	-	Form of Notice of Drawdown
Schedule D	-	Form of Notice of Rollover/Conversion/Repayment
Schedule E	-	Form of Lender Assignment Agreement
Schedule F	-	List of Subsidiaries
Schedule G	-	Form of Environmental Certificate
Schedule H	-	Form of Security Documents
Schedule I	-	Form of Extension Request

iv

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT (this "Agreement") dated as of the 11th day of September, 2018

Among:

BELLATRIX EXPLORATION LTD. a corporation subsisting under the laws of the Province of Alberta, as Borrower

OF THE FIRST PART

- and -

NATIONAL BANK OF CANADA, a Canadian chartered bank, as Agent

OF THE SECOND PART

- and -

THE PERSONS NAMED ON THE SIGNATURE PAGES HERETO, as Lenders

OF THE THIRD PART

Recitals:

A.	Bellatrix Exploration Ltd., the Agent and the Lenders are parties to the Prior Credit Agreement pursuant to which certain credit facilities were made available; and

B.	The parties have agreed to amend and restate the Prior Credit Agreement on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby agree as follows:

Article 1
INTERPRETATION

1.1          Definitions

In this Agreement, the following terms shall have the meanings set forth below (unless something in the subject matter or context is inconsistent therewith):

"Advance" means the extension of credit hereunder by the Lenders or the Operating Facility Lender to the Borrower by way of the making of a Prime Loan, a USBR Loan, a LIBOR Loan or a BA Equivalent Advance, the acceptance of Bankers' Acceptances as part of a BA Issue, or the issuance of Letters of Credit as part of an LC Issue, as applicable, and shall include each Drawdown, Rollover or Conversion thereof;

"Affiliate" means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with, such Person; and a Person shall be deemed to be "controlled by" any other Person if such other Person possesses, directly or indirectly, (i) the power to vote more than 50% of the securities (on a fully-diluted basis) having ordinary voting power for the election of directors or managing general partners, or (ii) the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise;

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"Agency Fee Agreement" means the amended and restated agency fee agreement dated as of even date herewith between the Borrower and the Agent respecting the payment of certain fees and other amounts to the Agent for its own account;

"Agent" means National Bank of Canada in its capacity as administration agent for the Lenders hereunder, or any Successor Agent appointed under Section 14.10;

"Agent's Accounts" means the accounts maintained by the Agent at the Agent's Designated Branch to which payments and transfers under this Agreement are to be effected, which accounts shall be as the Agent may at any time and from time to time advise the Borrower and the Lenders in writing;

"Agent's Designated Branch" means the office of the Agent located at 301 - 6th Avenue S.W., Calgary, Alberta T2P 4M9 or such other office or branch of the Agent in Calgary, Alberta as it may at any time and from time to time advise the Borrower and the Lenders in writing;

"Aggregate Principal Amounts" means the aggregate Outstanding Principal from time to time under the Credit Facilities;

"Agreement" has the meaning attributed thereto in the introductory paragraph above and includes as such Agreement may be amended, amended and restated, supplemented or otherwise modified from time to time;

"Alder JVA" means the Alder Gas Plant Joint Venture Agreement effective as of December 1, 2011 between the Borrower and the Participants, as such term is defined therein;

"Alder JV Subordination Agreement" means the amended and restated subordination agreement effective as of May 25, 2012 between the Borrower, on its own behalf and as manager on behalf of the Participants (as that term is defined in the Alder JVA), and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

"AML/KYC Legislation" has the meaning given to it in Section 17.7;

"Anti-Corruption Laws" means all laws concerning or relating to bribery or public corruption, including the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act and the FCPA and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent;

"Anti-Money Laundering/Anti-Terrorist Financing Laws" means all laws concerning or relating to money laundering or terrorist financing, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the regulations promulgated pursuant to the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Canada), the Bank Secrecy Act, 31 U.S.C. sections 5301 et seq., the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the USA Patriot Act), Laundering of Monetary Instruments, 18 U.S.C. section 1956, Engaging in Monetary Transactions in Property Derived from Specified Unlawful Activity, 18 U.S.C. section 1957, the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Regulations, 31 C.F.R. Chapter X (Parts 1000 et. seq.) and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent;

2

"Applicable Pricing Margin" means:

(a)           in respect of any Loan under the Syndicated Facility or the Operating Facility or the standby fees payable under Section 3.5, the percentage rate per annum set forth opposite the applicable Consolidated First Lien Debt to Consolidated EBITDA Ratio:

Level	Consolidated First Lien Debt to Consolidated EBITDA Ratio	BA Stamping Fee/ LIBOR Margin	Prime Margin/ USBR Margin	Letter of Credit (provided under the Operating Facility)	Standby Fee
1	[Amounts Redacted]
2
3
4
5
6

provided that:

(b)           the Applicable Pricing Margins shall increase by [Amount Redacted]% per annum from and after the Term Out Date in respect of such Credit Facility; and with respect to BA Issues and LC Issues, such increase will on the Term Out Date apply proportionately to such Bankers' Acceptances and Letters of Credit outstanding on the basis of the number of days remaining in the term to maturity of each such Bankers' Acceptance and Letter of Credit. The Borrower will pay, to the Agent for the benefit of the Lenders, or to the Operating Facility Lender directly, as applicable, any resulting increase in BA Stamping Fees and will pay to the Operating Facility Lender any resulting increase in LC Fees, in each case in arrears on the maturity or expiry of the relevant Bankers' Acceptances and Letters of Credit;

(c)           after an Event of Default occurs and is continuing or after the Agent has provided the Borrower with notice of a Borrowing Base Shortfall (each an "Effective Increase Date"), the Applicable Pricing Margins shall, to the extent permitted by law, increase [Amount Redacted]% per annum until such Event of Default or Borrowing Base Shortfall has been remedied; and with respect to BA Issues and LC Issues, such increase will on the Effective Increase Date apply proportionately to such Bankers' Acceptances and Letters of Credit outstanding on the basis of the number of days remaining in the term to maturity of each such Bankers' Acceptance and Letter of Credit. The Borrower will pay, to the Agent for the benefit of the Lenders, or to the Operating Facility Lender directly, as applicable, any resulting increase in BA Stamping Fees and will pay to the Operating Facility Lender any resulting increase in LC Fees, in each case in arrears on the maturity or expiry of the relevant Bankers' Acceptances and Letters of Credit;

(d)           any change in the Applicable Pricing Margin due to a change in the Consolidated First Lien Debt to Consolidated EBITDA Ratio shall become effective on the first day of the calendar month immediately following the date on which the Borrower delivers the Borrower's Financial Statements (and accompanying Compliance Certificate) which reflect such Consolidated First Lien Debt to Consolidated EBITDA Ratio; provided that if the Borrower fails to deliver the applicable Financial Statements and Compliance Certificate within the time period set forth in Sections 9.1(b) and 9.1(c), then the Applicable Pricing Margin shall be based upon Level 6 for the period from the latest date permitted in Section 9.1(b) or Section 9.1(c), as applicable, for delivery of such Financial Statements and Compliance Certificate until the date of delivery thereof;

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(e)           the Applicable Pricing Margin for non-financial Letters of Credit (as determined by the Operating Facility Lender in accordance with its usual practices) will be 66 2/3% of the Applicable Pricing Margin in the above grid for Letters of Credit; and

(f)            from the Effective Date until the next delivery by the Borrower to the Agent of a Compliance Certificate in accordance with Section 9.1(b) or Section 9.1(c), the Applicable Pricing Margin shall be based upon Level 2.

"Assigned Interests" has the meaning ascribed thereto in Section 2.2(e);

"Assignment Agreement" means an assignment agreement substantially in the form of Schedule E, with such modifications thereto as may be required from time to time by the Agent, acting reasonably;

"Average Daily Sales Volumes" means the average daily petroleum and natural gas production sales volumes of the Borrower and the Material Subsidiaries arising from the ordinary course sale of production from their hydrocarbon properties for the Fiscal Quarter immediately preceding the entering into of a Commodity Swap Contract by the Borrower or a Material Subsidiary subject to adjustments, as agreed to or directed by the Agent acting reasonably, for acquisitions and dispositions of petroleum and natural gas reserves by the Borrower and the Material Subsidiaries in the Fiscal Quarter in which the Commodity Swap Contract is entered into and during such immediately preceding Fiscal Quarter;

"BA Discount Proceeds" means, in respect of any Bankers' Acceptance, the amount obtained by multiplying (a) the aggregate face amount of such Bankers' Acceptance by (b) the amount (rounded up or down to the fifth decimal place with .000005 being rounded up) determined by dividing one by the sum of one plus the product of (i) the BA Discount Rate, and (ii) a fraction, the numerator of which is the number of days in the BA Period of such Bankers' Acceptance and the denominator of which is 365;

"BA Discount Rate" means:

(a)           with respect to an issue of Bankers' Acceptances accepted by a Schedule I Lender, the CDOR Rate;

(b)           with respect to an issue of Bankers' Acceptances accepted by a Schedule II Lender or a Schedule III Lender, the lesser of: (i) the rate set out in clause (a) immediately above plus [Amount Redacted] percent ([Amount Redacted]%); and (ii) the annual rate, expressed as a percentage, as being the average discount rate for bankers' acceptances having a comparable face value and a comparable issue and maturity date to the face value and issue and maturity date of such issue of Bankers' Acceptances, expressed on the basis of a year of 365 days, quoted by the BA Reference Lenders, for the purchase by such Lenders of Bankers' Acceptances accepted by them at or about 9:00am (Calgary time) on the date of issue of such Bankers' Acceptances; and

(c)           with respect to a BA Equivalent Advance:

(i)             made by a Schedule I Lender or ATB Financial, the CDOR Rate; and

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(ii)            made by any other Lender, the rate set out in clause (b) immediately above;

"BA Equivalent Advance" means an Advance made by a Non-BA Lender as part of a BA Issue;

"BA Issue" means a Drawdown of or Conversion or Rollover into Cdn. Dollars made available by way of Bankers' Acceptances and BA Equivalent Advances;

"BA Period" means, in relation to a BA Issue, the term to maturity selected by the Borrower, commencing on the date that the relevant Bankers' Acceptances are issued in connection with such BA Issue; provided that:

(a)           each BA Period shall have a term of approximately one, two, three or six months (or such shorter or longer period as may be agreed to by the Lenders) and shall be subject to the availability of a market for bankers' acceptances of such term;

(b)           in the case of a Rollover, the last day of each BA Period shall be also the first day of the next BA Period;

(c)           the last day of each BA Period shall be a Banking Day, and if the last day of a BA Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected a BA Period the last day of which is the Banking Day next following the last day of the BA Period selected; and

(d)           the last day of all BA Periods for all BA Issues shall be on or prior to the applicable Maturity Date;

"BA Reference Lenders" means up to two Schedule II Lenders or Schedule III Lenders which are designated as such by the Agent and the Borrower from time to time (it being agreed that the Agent and the Borrower may at any time terminate the designation of a Lender as a BA Reference Lender and designate another Schedule II or Schedule III Lender as a BA Reference Lender in its place by delivering to the Lenders a written notification to such effect executed by the Agent); provided that if a Person ceases to be a Lender hereunder, then such Person shall thereupon cease to be a BA Reference Lender without further action;

"BA Stamping Fee" means the fee charged by the Lenders for endorsing a Bankers' Acceptance under Section 3.4;

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution;

"Bail-In Legislation" means with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule;

"Bankers' Acceptance" means a non-interest bearing draft drawn by the Borrower in Cdn. Dollars, accepted by a Lender and issued for value pursuant to this Agreement and includes a depository bill under the DBNA and a bill of exchange under the Bills of Exchange Act (Canada);

"Banking Day" means:

(a)           in relation to a LIBOR Loan, a day on which banks are open for business in Calgary (Alberta), Toronto (Ontario), Montréal (Québec), New York (New York) and London (England); and

5

(b)           for all other purposes, a day on which banks are open for business in Calgary (Alberta), Toronto (Ontario) and Montréal (Québec) and in relation to a USBR Loan only, New York (New York);

but does not, in any event, include a Saturday or a Sunday;

"Borrower" means Bellatrix Exploration Ltd., a corporation subsisting under the laws of the Province of Alberta;

"Borrower's Accounts" means the accounts of the Borrower maintained at the Agent's Designated Branch or such other branch or office in Canada as the Borrower may from time to time designate with the concurrence of the Agent;

"Borrower's Counsel" means Burnet, Duckworth & Palmer LLP or any other barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Borrower or employed by the Borrower and acceptable to the Agent, acting reasonably;

"Borrowing Base" means the amount determined or redetermined by the Syndicated Facility Lenders and the Operating Facility Lender from time to time in accordance with Section 2.8, taking into consideration such factors as each such Lender determines relevant in accordance with its customary practices for oil and gas production loans, including the estimated future net revenue after income tax from the oil and gas properties of the Borrower and the Material Subsidiaries (after taking into account any Hedge Agreements applicable from time to time and any royalties or other burdens applicable to such oil and gas properties) using each Lender's then current projections of oil and gas prices and operating and capital costs and other assumptions affecting such estimated future net revenue in accordance with its customary practice for oil and gas production loans, and including applicable future abandonment and reclamation costs expected to arise in connection with all such properties;

"Borrowing Base Date" has the meaning attributed thereto in Section 2.8(b);

"Borrowing Base Properties" means the oil and gas properties and related facilities of the Borrower and the Material Subsidiaries which are given lending value in determining the Borrowing Base;

"Borrowing Base Shortfall" means at any time, that amount, if any, by which the sum of the Equivalent Amount in Cdn. Dollars of Outstanding Principal under the Syndicated Facility and the Outstanding Principal under the Operating Facility exceeds the Borrowing Base;

"[Name Redacted] Rental Consent and Acknowledgement" means the no interest letter, consent and acknowledgment dated as of May 3, 2016 between the Borrower, a third party lessor, and the Agent relating to the [Name Redacted] Rental Agreement, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

"[Name Redacted] Rental Agreement" means the rental agreement dated as of May 3, 2016 between the Borrower and a third party lessor with respect to the ownership, rental and operation of certain facilities relating to the processing and transportation of Petroleum Substances located in the [Name Redacted] areas of central Alberta, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

"Capital Lease Obligations" means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease (other than a premises lease or any lease that would constitute an operating lease in accordance with GAAP as in effect on December 31, 2017, whether or not such lease is in effect at such time) of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof;

6

"Cash Collateral Account" means an account with the Agent or such institution as may be designated by the Agent from which neither the Borrower nor any Subsidiaries thereof have any withdrawal rights or privileges, and which account and all funds credited thereto and interest thereon shall be subject to a first fixed security interest in favour of the Agent on behalf of the Lenders and the Cash Manager and, if applicable, the Swap Lenders;

"Cash Management Arrangements" means any arrangement entered into or to be entered into by the Borrower or any of its Subsidiaries with the Cash Manager for or in respect of cash management services for the Borrower and its Subsidiaries, including mirror accounting arrangements, account positioning arrangements, pooled accounts, netting arrangements across accounts, centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing;

"Cash Management Documents" means, collectively, all agreements, instruments and other documents which evidence, establish, govern or relate to any or all of the Cash Management Arrangements;

"Cash Management Obligations" means, at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and its Subsidiaries to the Cash Manager under, pursuant to or relating to the Cash Management Arrangements or Cash Management Documents and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower and its Subsidiaries under the Cash Management Arrangements or Cash Management Documents; in any event, and notwithstanding anything herein to the contrary, Cash Management Obligations shall include the obligations, indebtedness and liabilities of the Borrower and its Subsidiaries to the Cash Manager for or in relation to each of the following:

(a)           daylight credit associated with wire transfers;

(b)           daylight credit associated with inter-account transfers; and

(c)           daylight credit for foreign exchange settlement;

"Cash Manager" means the Lender which, from time to time, is the provider of Cash Management Arrangements to the Borrower and its Subsidiaries and which is on the date hereof NBC;

"Cdn. Dollars" and "Cdn. $" mean lawful money of Canada for the payment of public and private debts;

"CDOR Rate" means, on any day:

(a)           for Bankers' Acceptances which have a term to maturity of 1, 2, 3 or 6 months, the annual rate of interest determined by the Agent which is equal to the average of the yield rates per annum applicable to Cdn. Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower, displayed and identified as such on the Reuters Screen Page CDOR at approximately 8:00 a.m. (Calgary time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent after 8:00 a.m. (Calgary time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided that if such rates do not appear on such Reuters Screen Page CDOR, then the "CDOR Rate" shall be the discount rate applicable to Cdn. Dollar bankers' acceptances having identical issue and comparable maturity dates and in a comparable amount to the Bankers' Acceptances proposed to be issued by the Borrower quoted by the Agent as of 8:00 a.m. (Calgary time) on such day for the purchase of bankers' acceptances accepted by the Agent, or if such day is not a Banking Day, then on the immediately preceding Banking Day; and

7

(b)           for Bankers' Acceptances which do not have a term to maturity of 1, 2, 3 or 6 months, the discount rate applicable to Cdn. Dollar bankers' acceptances having identical issue and comparable maturity dates and in a comparable amount to the Bankers' Acceptance proposed to be issued by the Borrower quoted by the Agent as of 8:00 a.m. (Calgary time) on such day for bankers acceptances accepted by the Agent, or if such day is not a Banking Day, then on the immediately preceding Banking Day;

Notwithstanding the foregoing Subsections (a) and (b), if the “CDOR Rate” is determined to be less than zero, the CDOR Rate shall be deemed to be zero;

"Change of Control" means any circumstances arising after the date hereof in connection with which:

(a)           a Person or combination of Persons acting jointly or in concert (within the meaning of the Securities Act (Alberta), as amended) acquires beneficial ownership of one third (33 1/3%) or more of the shares in the share capital of the Borrower;

(b)           there is a change in the board of directors of the Borrower such that fifty percent (50%) or more of the directors in place prior to such circumstances arising or occurring are removed or otherwise replaced immediately thereafter or in connection therewith; or

(c)           a "change of control" (as defined in any indenture governing Unsecured Note Debt) occurs;

"Collateral" means all of the present and future property, assets and undertaking of the Borrower and the Material Subsidiaries;

"Commitment" or "Commitments" means:

(a)	in relation to a Syndicated Facility Lender, its Syndicated Facility Commitment; and

(b)	in relation to the Operating Facility Lender, its Operating Facility Commitment;

and where a Lender has a Commitment under more than one Credit Facility, "Commitments" shall mean the aggregate amount of such Lender's Commitments under the Credit Facilities.

"Commodity Swap Contracts" has the meaning attributed thereto in Section 9.2(i);

"Compliance Certificate" means an Officer's Certificate in substantially the form attached as Schedule B, relating to certain compliance matters;

"Consolidated EBITDA" means, for any fiscal period and as determined in accordance with GAAP on a consolidated basis, without duplication, in respect of the Borrower:

8

(a)	Consolidated Net Income for such period; plus

(b)	Consolidated Interest Expense to the extent deducted in determining such Consolidated Net Income; plus

(c)	all amounts deducted in the calculation of such Consolidated Net Income in respect of the provision for income taxes; plus

(d)	all amounts deducted in the calculation of such Consolidated Net Income in respect of non-cash items, including depreciation, depletion, amortization (including amortization of goodwill and other intangibles), accretion, deferred income taxes, unrealized losses resulting from marking-to-market the outstanding hedging and financial instrument obligations, non-cash compensation expenses, and provisions for impairment of oil and gas assets; plus

(e)	to the extent deducted in the calculation of such Consolidated Net Income, one-time transaction costs and fees relating to completed acquisitions, dispositions, plans of arrangement, material joint ventures, equity offerings and other similar transactions if and to the extent such costs and fees would have been capitalized under GAAP immediately prior to the incorporation into GAAP of International Financial Reporting Standards; plus

(f)	to the extent deducted in the calculation of such Consolidated Net Income, losses from asset sales; plus

(g)	losses attributable to extraordinary and non-recurring losses, in each case to the extent deducted in the calculation of such Consolidated Net Income;

less (on a consolidated basis), without duplication:

(h)	earnings attributable to extraordinary and non-recurring earnings and gains, in each case to the extent included in the calculation of such Consolidated Net Income;

(i)	to the extent included in the calculation of such Consolidated Net Income, gains from asset sales;

(j)	the net income of any Subsidiary of the Borrower which is not a Material Subsidiary if such net income has not been distributed to the Borrower or a Material Subsidiary, to the extent that the distribution by that Subsidiary of amounts of such Consolidated Net Income to the Borrower or to a Material Subsidiary is restricted by a contract, operation of law or otherwise;

(k)	all cash payments during such period relating to non-cash charges which were added back in determining Consolidated EBITDA in any prior period; and

(l)	to the extent included in such Consolidated Net Income, any other non-cash items increasing such Consolidated Net Income for such period, including unrealized gains resulting from marking-to-market the outstanding hedging and financial instrument obligations for such period;

provided that for the purposes of this definition if the Borrower or a Material Subsidiary makes a Material Acquisition (whether by amalgamation, asset or share acquisition or otherwise) at any time during the relevant period of calculation, such Material Acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if the Borrower or a Material Subsidiary makes a Material Disposition (whether by asset or share disposition or otherwise) at any time during the relevant period of calculation, or the assets cease to be owned by the Borrower or a Material Subsidiary, such Material Disposition shall be deemed to have been made on and as of the first day of such calculation period; and further provided that prior to making any adjustment to Consolidated EBITDA for a Material Acquisition or a Material Disposition the Borrower must first have delivered to the Agent the reasonable details of the proposed adjustment to Consolidated EBITDA certified in an Officer's Certificate, and such adjustment must have been calculated in a manner satisfactory to the Majority Lenders, acting reasonably;

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"Consolidated First Lien Debt" means Consolidated Total Debt but excluding therefrom, to the extent included therein, any Debt of the Borrower which constitutes Unsecured Debt, Second Lien Obligations or Subordinated Debt, all as determined on a consolidated basis in accordance with GAAP;

"Consolidated First Lien Debt to Consolidated EBITDA Ratio" means, as of the last day of a Fiscal Quarter, the ratio of Consolidated First Lien Debt as at such date to Consolidated EBITDA for the four (4) Fiscal Quarter period ending on such date;

"Consolidated Interest Expense" means, for any fiscal period, without duplication, interest expense of the Borrower determined on a consolidated basis in accordance with GAAP, and, in any event and without limitation, shall include:

(a)           all interest accrued or payable in respect of such period, including capitalized interest and imputed interest with respect to lease obligations included as Debt;

(b)           all fees (including standby and commitment fees, acceptance fees in respect of bankers' acceptances and fees payable in respect of letters of credit, letters of guarantee and similar instruments) accrued or payable in respect of such period, prorated (as required) over such period;

(c)           any difference between the face amount and the discount proceeds of any bankers' acceptances, commercial paper and other obligations issued at a discount, prorated (as required) over such period; and

(d)           all net amounts charged (if a positive number) or credited (if a negative number) to interest expense under any Interest Rate Swap Contracts in respect of such period;

"Consolidated Net Income" means, for any fiscal period, the net income or loss, after income taxes, of the Borrower determined on a consolidated basis in accordance with GAAP, as set forth in the consolidated financial statements of the Borrower for such period;

"Consolidated Senior Debt" means Consolidated Total Debt but excluding therefrom, to the extent included therein, any Debt of the Borrower which is Unsecured Debt or Subordinated Debt, all as determined on a consolidated basis in accordance with GAAP;

"Consolidated Senior Debt to Consolidated EBITDA Ratio" means, as of the last day of a Fiscal Quarter, the ratio of Consolidated Senior Debt as at such date to Consolidated EBITDA for the four (4) Fiscal Quarter period ending on such date;

"Consolidated Total Debt" means, as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower;

"Conversion" means a conversion or deemed conversion of a Loan under a given Credit Facility into another type of Loan under the same Credit Facility pursuant to the provisions hereof;

"Conversion Date" means the date on which a Conversion occurs;

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"Convertible Debenture Documents" means, collectively, in respect of any series or issue of Convertible Debentures, the trust indenture governing such Convertible Debentures, the relevant Convertible Debentures and all other material agreements, instruments or other documents evidencing or relating to such Convertible Debentures;

"Convertible Debentures" means any unsecured, subordinated convertible debentures issued, created, incurred or assumed by the Borrower which have all of the following characteristics:

(a)           an initial final maturity or due date in respect of repayment of principal extending beyond the latest Maturity Date of any Lender under this Agreement then in effect at the time such debentures are issued, created, incurred or assumed;

(b)           no scheduled or mandatory payment, redemption or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of common shares in the capital of the Borrower as contemplated in clause (f) below and other than on a change of control of the Borrower where a Change of Control also occurs by reason of the definition thereof in this Agreement) prior to the latest Maturity Date in effect at the time such debentures are issued, created, incurred or assumed;

(c)           upon and during the continuance of a Default or Event of Default or acceleration of the time for repayment of any of the Loan Indebtedness which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures are subordinate and junior in right of payment to all such Loan Indebtedness and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures;

(d)           upon distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of the Borrower (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Loan Indebtedness, Secured Swap Obligations and Cash Management Obligations shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures;

(e)           the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Loan Indebtedness or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Loan Document shall not in and of themselves:

(i)             cause a default or event of default (with the passage of time or otherwise) under such debentures or the indenture or agreement governing the same; or

(ii)            cause or permit the obligations under such debentures to be due and payable prior to the stated maturity thereof;

(f)            except during an event of default under and as defined in the indenture or agreement governing such debentures and provided the Borrower is in compliance with all applicable securities laws and such common shares are qualified for distribution as required and listed on the Toronto Stock Exchange or another national securities exchange, payments of interest or principal due and payable under such debentures can be satisfied, at the option of the Borrower, by delivering common shares of the Borrower in accordance with the indenture or agreement governing such debentures (whether such common shares of the Borrower are received by the holders of such debentures as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures); and

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(g)           the holders of such debentures, or an authorized trustee on their behalf, have upon request by the Agent entered into an agreement with the Borrower and the Agent that is in form and substance satisfactory to the Agent, acting reasonably, pursuant to which such holders or their agent has agreed and confirmed that the debentures are subordinated and postponed as provided for in this definition of "Convertible Debentures";

"Credit Facilities" means, collectively, the Syndicated Facility and the Operating Facility, and "Credit Facility" means any one of such credit facilities;

"DBNA" means the Depository Bills and Notes Act (Canada);

"Debenture" means a demand debenture in favour of the Agent substantially in the form of Schedule H-2, as supplemented, amended and replaced from time to time;

"Debt" means, with respect to the Borrower and its Subsidiaries at any time and as determined in accordance with GAAP without duplication, an amount equal to the aggregate of:

(a)           the aggregate amount of all obligations, liabilities and indebtedness which would be classified as indebtedness for borrowed money upon a consolidated balance sheet of the Borrower and its Subsidiaries; and

(b)           to the extent not included in paragraph (a) of this definition:

(i)             obligations arising pursuant to bankers' acceptance facilities, note purchase facilities and commercial paper programs;

(ii)            letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith;

(iii)           obligations evidenced by a bond, note, debenture or similar instrument;

(iv)          obligations under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness or other debt obligations of any other Person and all other obligations incurred for the purpose of or having the effect of providing Financial Assistance to another Person in respect of such indebtedness or such other debt obligations, including endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(v)           all outstanding obligations secured by a Lien on any property of the Borrower or any of its Subsidiaries, whether or not assumed by them;

(vi)          all indebtedness representing the deferred purchase price of any property, and under prepaid contracts;

(vii)         all obligations created or arising under any conditional sales agreement or other title retention agreement, other than an operating lease or a premises lease;

(viii)        all Capital Lease Obligations;

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(ix)          all Purchase Money Obligations;

(x)           all obligations under Sale and Lease-Back Transactions;

(xi)          all obligations under Production Payment Transactions;

(xii)         any amount by which current liabilities exceed current assets (with such current liabilities and current assets to be determined in accordance with GAAP on a consolidated basis); provided that if current assets exceed current liabilities, the surplus shall be deducted in calculating Debt, and further provided that when calculating current assets and current liabilities for purposes of this subsection, amounts arising from the unrealized portion of any hedging gains or, if such hedges comply with this Agreement, losses shall not be included in such calculation;

(xiii)        deferred revenues relating to third party obligations;

(xiv)        the redemption amount of any capital where the holder of such capital has the option to require the redemption of such capital for cash or property (other than shares) and/or payment of redemption amounts at any time prior to the earliest Maturity Date then in effect; and

(xv)         all mark to market losses under any Hedge Agreement which are due and owing;

but shall exclude:

(A)	Convertible Debentures; provided that all indebtedness and obligations arising under or in connection with such Convertible Debentures and the Convertible Debenture Documents governing same remain fully postponed and subordinated to the Loan Indebtedness, the Secured Swap Obligations and the Cash Management Obligations in the manner outlined in the definition of Convertible Debentures

(B)	those obligations secured by the Grafton GSA, so long as any Liens created thereunder are subordinated pursuant to the Grafton Subordination Agreement; and

(C)	except as provided otherwise in (xii) above, each of the following:

(1)	current taxes payable and deferred taxes;

(2)	dividends payable;

(3)	accrued interest payable;

(4)	the unrealized portion of any hedging gains or losses;

(5)	liabilities in respect of decommissioning liabilities, allowances for dismantlement and site restoration and other deferred credits and liabilities;

(6)	all leases that would constitute operating leases in accordance with GAAP as in effect on December 31, 2017, whether or not such leases are in effect at such time; and

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(7)	such other similar liabilities that do not constitute Debt in accordance with GAAP, as may be agreed by the Majority Lenders from time to time;

"Debt Exchange Rate Swap Contract" has the meaning attributed thereto in Section 9.2(g)(i);

"Debt Interest Rate Swap Contract" has the meaning attributed thereto in Section 9.2(h)(i);

"Default" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

"Defaulting Lender" means any Lender or, in the case of items (e) and (f) below, its Lender Parent:

(a)           that has failed to fund any payment or its portion of any Loans required to be made by it hereunder;

(b)           that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(c)           that has failed, within 3 Banking Days after request by the Agent, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans;

(d)           that has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it hereunder within 3 Banking Days of the date when due, unless the subject of a good faith dispute;

(e)           that becomes insolvent, has been deemed insolvent, or becomes the subject of bankruptcy or insolvency proceedings;

(f)            that has become the subject of a Bail-In Action; or

(g)           with respect to which the Agent has concluded, acting reasonably, and has advised the Lenders in writing, that it is of the view that there is a reasonable chance that such Lender shall become a Defaulting Lender pursuant to any of subparagraphs (a) to (f), inclusive, of this definition;

"Defined Benefit Plan" means a pension plan registered under the Income Tax Act (Canada), the Pension Benefits Act (Ontario) or any other applicable pension standards legislation which contains a "defined benefit provision", as such term is defined in subsection 147.1(1) of the Income Tax Act (Canada).

"Designated Lending Branch" means, in relation to a Lender, the branch or office designated from time to time in writing to the Agent by such Lender as the branch or office from which such Lender funds its Pro Rata Share of the Loans and to which the Agent is to forward payments by the Borrower hereunder, the initial branch or office being as set forth opposite such Lender's name on the signature pages hereof;

"Disruption Event" has the meaning ascribed to that term in Section 12.3;

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"Distribution" means:

(a)           any payment or other distribution of any kind or nature whereby any production or revenues derived from the assets of the Borrower or any Material Subsidiary are paid or distributed to any holder of shares, partnership units or trust capital of the Borrower or a Material Subsidiary or to any Affiliate of such holder (other than (i) to the extent the holder is the Borrower or another Material Subsidiary and (ii) pursuant to any joint venture agreement, co-ownership agreement, farmout agreement or similar agreement entered into by the Borrower or such Material Subsidiary on arm's length terms);

(b)           any declaration, order, setting aside for payment or payment of dividends or other capital distributions (other than by way of issuance of shares, partnership units or trust capital) by the Borrower or any Material Subsidiary, other than to the Borrower or another Material Subsidiary;

(c)           any redemption, retraction, retirement, purchase or other acquisition of shares, partnership units or trust capital (or any option or other right to acquire shares, partnership units or trust capital), directly or indirectly (other than by way of issuance of shares, partnership units or trust capital), in the capital of the Borrower or any Material Subsidiary, other than in the case of a Material Subsidiary by the Borrower or another Material Subsidiary;

(d)           any payment of principal, interest, fees, redemption amounts or other amounts in respect of Debt by the Borrower or any Material Subsidiary owed to any Affiliate of any of them (other than to the Borrower or a Material Subsidiary); or

(e)           any transfer of property by the Borrower or any Material Subsidiary for a consideration less than fair market value or on non-arms' length terms to any Person other than the Borrower or a Material Subsidiary;

and for greater certainty, no payments of interest, principal or other amounts owing pursuant to any Convertible Debenture Document, any Second Lien Document or any document creating, evidencing or establishing or relating to Unsecured Note Debt shall be a “Distribution” for the purposes hereof;

"Drawdown" means any Advance which results in an increase in the Outstanding Principal;

"Drawdown Date" means the date on which a Drawdown occurs;

"EDC" means Export Development Canada and its successors.

"EEA Financial Institution" means:

(a)           any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority;

(b)           any entity established in an EEA Member Country which is a parent of an institution described in subparagraph (a) of this definition; or

(c)           any institution established in an EEA Member Country which is a subsidiary of an institution described in subparagraph (a) or (b) of this definition and is subject to consolidated supervision with its parent;

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein and Norway;

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"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution;

"Effective Date" means the date on which all of the conditions set forth in Section 10.1 have been satisfied (or waived in writing by the Lenders in accordance with Section 10.3);

"Election Date" has the meaning attributed thereto in Section 2.2(b);

"Environment" means each and every component of the earth, including all layers of the atmosphere, air, land (including all underground spaces and cavities and all lands submerged under water), soil, water (including surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition;

"Environmental Certificate" means an Officer's Certificate in substantially the form attached as Schedule G, relating to certain environmental matters;

"Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, claims, orders, Liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including:

(a)           any action, claim or order by a Governmental Authority for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b)           any action or claim by a Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the Environment;

"Environmental Laws" means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including with respect to occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods;

"Equivalent Amount" means, on any date, the equivalent amount in Cdn. Dollars or U.S. Dollars, as the case may be, after giving effect to a conversion of a specified amount of U.S. Dollars to Cdn. Dollars or of Cdn. Dollars to U.S. Dollars, as the case may be, at the rate of exchange for Canadian interbank transactions established by the Bank of Canada at the close of business on the immediately preceding Banking Day, provided that, if such rate is for any reason unavailable, at the spot rate quoted for wholesale transactions by the Agent at approximately noon (Toronto time) on that date in accordance with its normal practice;

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time;

"Event of Default" means each of the events described in Section 11.1;

"Excess Cash" means any cash or cash equivalents of the Borrower and any Subsidiary that, when taken as a whole, is in excess of $15,000,000 for a period of more than three Banking Days, provided that an amount equal to any deposit received by the Borrower or any Subsidiary (whether paid to the Borrower or such Subsidiary or into escrow) in connection with any Permitted Disposition will be excluded from the determination of "Excess Cash";

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"Exchange Rate Swap Contracts" mean Debt Exchange Rate Swap Contracts and Non-Debt Exchange Rate Swap Contracts, and "Exchange Rate Swap Contract" means either of them, as applicable;

"Executive Order" means the executive order No. 13224 of 23 September 2011, entitled "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism";

"Existing BA's" has the meaning attributed thereto in Section 16.1(b);

"Existing Swap Obligations" mean those existing Swap Obligations of the Borrower or the Material Subsidiaries with a Swap Lender as of the date hereof;

"Existing Unsecured Note Debt" has the meaning attributed thereto in item (h) of the definition of "Permitted Debt";

"Extending Lenders" has the meaning attributed thereto in Section 2.2(b);

"Extension Request" means a written request from the Borrower to the Agent substantially in the form attached as Schedule I, requesting an extension of the Term Out Date for the Syndicated Facility and the Operating Facility;

"FCPA" means the United States Foreign Corrupt Practices Act of 1977, including any subordinate legislation thereunder;

"Federal Funds Rate" means, for any day, the rate of interest per annum set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Federal Reserve Board (including any such successor), "H.15(519)" for such day opposite the caption "Federal Funds (Effective)"and, if on any day such rate is not yet published in H. 15(519), the rate for such day will be the rate set forth in the Composite 3:30 p.m. Quotations for US Government Securities, or any successor publication, for such day published by the Federal Reserve Board (the "Composite 3:30 p.m. Quotations") under the caption "Federal Funds Effective Rate"; provided that if such rate is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, such rate will be the average of the interest rates per annum quoted for such day on overnight Federal funds (such words to have the meaning generally given to them by money market brokers of recognized standing doing business in the United States of America) transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent;

"Ferrier JVA" means the Ferrier Facilities Joint Venture Agreement effective as of December 1, 2012 between the Borrower and the Participants, as such term is defined therein;

"Ferrier JV Subordination Agreement" means the subordination agreement effective as of December 1, 2012 between the Borrower, on its own behalf and as manager on behalf of the Participants (as that term is defined in the Ferrier JVA), and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

"Financial Assistance" means providing or agreeing to provide (either directly or indirectly) financial assistance to any Person including financial assistance by way of a loan, guarantee, share purchase, equity contribution or any credit support arrangement of any nature whatsoever;

"Financial Statements" means the financial statements (including the notes thereto) of the Borrower or a Material Subsidiary, as the context requires, which shall be consolidated unless expressly provided otherwise and shall include a balance sheet, a statement of earnings (or loss) and a statement of cash flows, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated in accordance with GAAP;

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"Fiscal Quarter" means a three month period ending on March 31, June 30, September 30 or December 31 of a Fiscal Year;

"Fiscal Year" means a twelve month period ending on December 31;

"GAAP" means generally accepted accounting principles in effect from time to time in Canada as determined in the Handbook of the Canadian Institute of Chartered Accountants, including where applicable under the International Financial Reporting Standards;

"Governmental Authority" means:

(a)           any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances;

(b)           any Person acting under the authority of any of the foregoing or under a statute, rule or regulation thereof; and

(c)           any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances;

"Governmental Authorization" means, in respect of any transaction, Person or event, any authorization, exemption, license, permit, franchise or approval from, or any filing or registration with, any Governmental Authority applicable to such transaction, Person or event or to any of such Person's business, undertaking or property, including those required under any Environmental Law, and "Governmental Authorizations" means any and all of the foregoing;

"Grafton" means Grafton Energy Co. I Ltd., and its successors and assigns under the Grafton GSA and the Grafton Subordination Agreement;

"Grafton GSA" means the general security agreement dated as of June 26, 2013 granted by the Borrower to Grafton, as such general security agreement may be amended, amended and restated, modified, replaced, restated or supplemented from time to time in accordance with the terms hereof;

"Grafton Subordination Agreement" means the intercreditor and subordination agreement effective as of June 26, 2013 between the Borrower, Grafton and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

"Guarantee" means a guarantee to be given by each Material Subsidiary in favour of the Agent substantially in the form of Schedule H-1, as supplemented, amended and replaced from time to time;

"Hazardous Materials" means any and all hazardous substances, toxic waste, contaminants, pollutants or related materials, any products of waste, or any other contaminants, pollutants, substances or products declared to be waste, hazardous or toxic under Environmental Laws;

"Hedge Agreements" has the meaning attributed thereto in Section 9.2(j);

"Independent Engineering Report" means a report prepared by an independent petroleum engineer or engineers approved by the Lenders, acting reasonably, to be dated effective on or about January 1 of the calendar year in which such report is to be delivered by the Borrower pursuant to Section 9.1(d) (or such other date as may be acceptable to the Agent depending upon the purpose for which such report is delivered to the Agent), which report (a) covers all of the Borrowing Base Properties which account for not less than 90% of the Borrowing Base (and is supplemented by an Internal Reserves Change Report for any Borrowing Base Properties not covered thereby), (b) is certified by the independent petroleum engineer or engineers, (c) is prepared in accordance with established criteria generally accepted in the oil and gas industry and standards customarily used by such independent petroleum engineer or engineers in making determinations and appraisals, (d) is based upon assumptions, methods of calculation, estimates and projections fully disclosed in such report and which are satisfactory to the Lenders, acting reasonably, and (e) contains a statement of any changes in assumptions, methods of calculations or data base from the previous engineering report delivered by the Borrower pursuant to Section 9.1(d) or otherwise pursuant hereto;

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"Intercreditor Agreement" means the intercreditor and priority agreement made as of the date hereof between the Borrower, the Agent and the Second Lien Agent, and as joined from time to time by the trustee or agent of newly issued Debt which is consented to in writing by the Majority Lenders, or any replacement intercreditor agreement entered into by such parties on substantially similar terms or other terms acceptable to the Lenders.

"Interest Payment Date" means:

(a)           in relation to a Prime Loan or USBR Loan, the first Banking Day after the end of a month; and

(b)           in relation to a LIBOR Loan, the last day of each applicable LIBOR Period and, if any LIBOR Period is longer than three months, the last Banking Day of each such three month period during such LIBOR Period;

"Interest Rate Swap Contracts" means Debt Interest Rate Swap Contracts and Non-Debt Interest Rate Swap Contracts, and "Interest Rate Swap Contract" means either of them, as applicable;

"Internal Reserves Change Report" means a report prepared by a petroleum engineer or engineers who may be employees of the Borrower, to be dated effective on or about August 31 of the calendar year in which such report is to be delivered by the Borrower pursuant to Section 9.1(d) (or such other date as may be acceptable to the Agent), which report identifies all material changes and additions to, and deletions from, the reserves associated with the Borrowing Base Properties since the date of the last Independent Engineering Report delivered by the Borrower to the Agent, having regard to the Borrowing Base most recently determined or re-determined by the Lenders, and in connection with that report the Borrower shall make available to the Agent upon request by the Agent all data, information and materials which would be required by an independent petroleum engineer in order to prepare an Independent Engineering Report for the Borrowing Base Properties which are subject to such changes, additions or deletions, and any other information as the Agent may reasonably request;

"Keyera Consent and Acknowledgement" means the no interest letter, consent and acknowledgment dated on or about August 9, 2016 between the Borrower, Keyera Partnership and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

"Keyera Documents" means:

(a)           the Midstream Agreement; and

(b)           the Keyera GSA,

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each as may be further amended, amended and restated, modified, replaced, restated or supplemented from time to time in accordance with this Agreement;

"Keyera GSA" means the security agreement between the Borrower and Keyera Partnership dated on or about August 9, 2016;

"Law" means all constitutions, treaties, laws (including principles of common law and equity), statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any and all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority, and any policies of any Governmental Authority;

"LC Fee" means the fee charged by the Operating Facility Lender for issuing a Letter of Credit under Section 3.6;

"LC Issue" means the issuance of a Letter of Credit by the Operating Facility Lender;

"Lender Parent" means any person that directly or indirectly controls a Lender and, for the purposes of this definition, "control" shall have the same meaning as set forth in the definition of "Affiliate" contained herein;

"Lenders" means the Persons named on the signature pages hereto as Lenders and any other Persons which become party to this Agreement as Lenders pursuant to Article 15 and their respective successors and permitted assigns, and "Lender" means any one of them, as the context requires; provided that "Lenders" shall exclude the Operating Facility Lender where the context relates only to the Syndicated Facility and/ or the Term Facility, as the case may be;

"Letter of Credit" or "LC" means a standby or documentary letter of credit or letter of guarantee in Cdn. Dollars or U.S. Dollars issued by the Operating Facility Lender at the request of the Borrower pursuant to this Agreement;

"LIBOR" means the rate of interest per annum (rounded upwards to the nearest 1/16%) determined by the Agent with reference to the rate set by ICE Benchmark Administration for deposits in U.S. dollars (as set forth by any service selected by the Agent that has been nominated by ICE Benchmark Administration as an authorized information vendor for the purpose of displaying such rate), which is currently Reuters Page LIBOR01, at or about 11:00 a.m. London, England time on the second Banking Day prior to the first day of the applicable LIBOR Period; and provided that if the Reuters Page LIBOR 01 (or any successor or substitute page or service) is unavailable, then LIBOR shall mean the per annum rate of interest (rounded upwards to the nearest 1/16%), based on a 360 day year, as determined by the Agent at or about 11:00 a.m. London, England local time, or as soon thereafter as practicable, on the second Banking Day prior to the first day of the applicable LIBOR Period offered to the Agent by leading banks in the London Interbank market for the placing of US dollar deposits with the Agent having a term comparable to such LIBOR period and in an amount equal to or nearest to the principal amount of the applicable LIBOR Loan and for the same period. Notwithstanding the foregoing, if the rate for "LIBOR" is determined to be less than zero, LIBOR shall be deemed to be zero;

"LIBOR Loan" means an Advance in U.S. Dollars for which LIBOR is the reference interest rate;

"LIBOR Period" means, in relation to a LIBOR Loan, the interest period selected by the Borrower hereunder, commencing on the relevant Drawdown Date, Rollover Date or Conversion Date for such LIBOR Loan; provided that:

(a)           each LIBOR Period shall have a term of approximately one, two, three or six months and shall be subject to the availability of a market for LIBOR Loans of such term;

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(b)           the last day of each LIBOR Period shall be also the first day of the next LIBOR Period in the case of a Rollover;

(c)           the last day of each LIBOR Period shall be a Banking Day and if the last day of a LIBOR Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the next Banking Day following the last day of the LIBOR Period selected unless such next following Banking Day falls in the next calendar month in which event the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the Banking Day preceding the last day of the LIBOR Period selected by the Borrower; and

(d)           the last day of all LIBOR Periods for all LIBOR Loans shall be on or prior to the applicable Maturity Date;

"Lien" means any mortgage, charge, pledge, lien, hypothec, assignment by way of security, lease, conditional sale or title retention agreement (including a capital lease but excluding an operating lease or a premises lease), security created under the Bank Act (Canada) or any other encumbrance or security interest, howsoever created or arising, whether fixed or floating, legal or equitable, perfected or otherwise, and any other interest in property or assets that secures payment or performance of an obligation, but does not include a right of set-off unless such right is intended to secure payment or performance of an obligation;

"Loan" means a Prime Loan, a USBR Loan, a LIBOR Loan, a BA Issue or a LC Issue;

"Loan Documents" means this Agreement, the Security Documents, the Intercreditor Agreement, the Agency Fee Agreement and all other agreements, instruments and documents contemplated or provided for hereunder or thereunder (excluding any Hedge Agreements);

"Loan Indebtedness" means the aggregate, at any time, (but without duplication) of:

(a)           all Outstanding Principal;

(b)           all accrued and unpaid interest including interest on overdue and unpaid interest payable by the Borrower hereunder; and

(c)           all fees, indemnities and other amounts payable by the Borrower or any of the Material Subsidiaries hereunder or under the other Loan Documents;

"Majority Lenders" means:

(a)           when there are two or fewer Lenders, all of the Lenders; and

(b)           when there are three or more Lenders, Lenders holding at least 66 2/3% of the Total Commitment at such time;

"Material Acquisition" means any acquisition (including one which is completed by way of a series of related transactions) by the Borrower or any Material Subsidiary of shares or other assets which increases the consolidated assets of the Borrower as shown on the most current consolidated financial statements of the Borrower by more than an amount equal to the Threshold Amount in effect at the time of such acquisition;

"Material Adverse Effect" means any event, circumstance, occurrence or change which has or could reasonably be expected to have a material adverse effect on:

(a)           the financial condition of the Borrower and the Material Subsidiaries taken as a whole;

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(b)           the ability of the Borrower or a Material Subsidiary to perform its obligations under any of the Loan Documents to which it is a party;

(c)           the property, business, operations or liabilities of the Borrower and the Material Subsidiaries taken as a whole;

(d)           the validity or enforceability of any Loan Document; or

(e)           the priority ranking of any Security, or the rights or remedies intended or purported to be granted to the Agent or any Lender under or pursuant to this Agreement or any other Loan Document;

"Material Disposition" means any disposition (including one which is completed by way of a series of related transactions) by the Borrower or any Material Subsidiary of shares or other assets which decreases the consolidated assets of the Borrower as shown on the most current consolidated financial statements of the Borrower by more than an amount equal to the Threshold Amount in effect at the time of such disposition;

"Material Subsidiary" means:

(a)           any Subsidiary of the Borrower, which Subsidiary from time to time owns, or has the right to acquire, any interest in or to a Borrowing Base Property;

(b)           any Subsidiary of the Borrower which grants or is required to grant any Second Lien Security; or

(c)	any other Subsidiary of the Borrower, designated as such by written notice from the Borrower to the Agent in accordance with Section 2.11(a), unless and until any such entity is designated as no longer being a Material Subsidiary in accordance with Section 2.11(b);

"Maturity Date" means, in respect of the Loan Indebtedness owing to a given Lender under the Syndicated Facility or the Operating Facility, as applicable, the date which is six (6) months after the Term Out Date applicable to such Lender;

"Midstream Agreement" means a midstream services and governance agreement between the Borrower and Keyera Partnership dated on or about August 9, 2016;

"Minor Title Defects" means with respect to the Borrowing Base Properties, minor defects or irregularities in the title of the Borrower or any Material Subsidiary to that property which do not in the aggregate materially adversely affect the marketability of that Borrowing Base Property or the right of the Borrower or any Material Subsidiary to receive its share of the production generated by that property or the income therefrom;

"NBC" means National Bank of Canada;

"New Rules" has the meaning attributed thereto in Section 12.1(d);

"Non-BA Lender" means:

(a)           a Lender that is resident in Canada for the purposes of the Income Tax Act (Canada) but that is not a Canadian chartered bank or a Schedule III Lender; or

(b)           a Lender that elects not to accept Bankers' Acceptances for all or any part of its Pro Rata Share of any BA Issue;

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and for greater certainty but without limiting the foregoing, ATB Financial shall be a Non-BA Lender under this Agreement;

"Non-Debt Exchange Rate Swap Contract" has the meaning attributed thereto in Section 9.2(g)(ii);

"Non-Debt Interest Rate Swap Contract" has the meaning attributed thereto in Section 9.2(h)(ii);

"Non-Extending Lender" has the meaning attributed thereto in Section 2.2(c);

"Normal Course Issuer Bids" means direct or indirect purchases by the Borrower on the Toronto Stock Exchange, the New York Stock Exchange or any other public stock exchange on which its shares trade of its own shares for purposes of cancelling those shares;

"Notice of Drawdown" means a written irrevocable notice from the Borrower to the Agent or the Operating Facility Lender, as applicable, substantially in the form attached as Schedule C, requesting a Drawdown;

"Notice of Rollover/Conversion/Repayment" means a written irrevocable notice from the Borrower to the Agent or the Operating Facility Lender, as applicable, substantially in the form attached as Schedule D, requesting a Rollover or Conversion or advising of a repayment or prepayment of any Loan, as applicable;

"NPV 10% Value" means, in respect of any Borrowing Base Properties, the "NPV 10% proved value (before tax)" attributed to such Borrowing Base Property in the most recent Independent Engineering Report;

"OFAC" means The Office of Foreign Assets Control of the U.S. Department of the Treasury;

"Officer's Certificate" means a certificate signed by a senior officer of the Borrower;

"Operating Facility" means the operating credit facility established by Section 2.1(a)(ii);

"Operating Facility Advance" means an Advance made only by the Operating Facility Lender pursuant to the Operating Facility Commitment;

"Operating Facility Commitment" means the maximum principal amount the Operating Facility Lender has agreed to make available to the Borrower under the Operating Facility as set forth in Schedule A, subject to reduction, adjustment, cancellation or termination in accordance with the terms hereof;

"Operating Facility Lender" means NBC or such other Lender as may be agreed to by the Borrower, the Agent and such other Lender;

"Outstanding Principal" means the aggregate, at any time, of:

(a)           the aggregate outstanding principal amount of all Prime Loans, USBR Loans, BA Equivalent Advances and LIBOR Loans;

(b)           the aggregate face amount of all outstanding and unpaid Bankers' Acceptances; and

(c)           the aggregate face amount of all outstanding and undrawn Letters of Credit;

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"Permitted Contest" means action taken by the Borrower or a Material Subsidiary in good faith by appropriate proceedings diligently pursued to contest any Taxes, claims or Liens, provided that:

(a)           the Borrower or the Material Subsidiary has established reasonable reserves therefor in accordance with GAAP;

(b)           proceeding with such contest would not reasonably be expected to have a Material Adverse Effect; and

(c)           proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the property or assets of the Borrower or its Material Subsidiaries;

"Permitted Debt" means:

(a)           Loan Indebtedness and Cash Management Obligations;

(b)           the Second Lien Obligations (the aggregate principal amount of which, for certainty, shall not exceed U.S. $152,108,000), including any Permitted Second Lien Refinancing thereof, if and for so long as the obligations, indebtedness and liabilities under and in respect thereof shall be subject to the Intercreditor Agreement;

(c)           the incurrence by the Borrower in favour of EDC of up to $15,000,000 of Debt constituting reimbursement and related indemnification and cash collateral obligations with respect to standalone letter of credit, letter of guarantee, suretyship, bonding, insurance, or similar facilities on customary terms; provided that such facilities are not secured by any Liens other than the Permitted Liens under paragraph (o) of the definition thereof;

(d)           Debt secured by those Permitted Liens described in subsections (a), (b) and (g) of the definition of "Permitted Liens", provided such Debt is within the applicable amount limitations provided for in such subsections;

(e)           Debt arising under Purchase Money Obligations, Capital Lease Obligations and Sale and Lease Back Transactions not exceeding, in the aggregate at any time, an amount equal to the Threshold Amount, as determined at the time the agreement respecting the applicable Purchase Money Obligation, Capital Lease Obligation or Sale and Lease-Back Transaction is executed and delivered;

(f)            Debt of the Borrower to a Material Subsidiary, or from a Material Subsidiary to another Material Subsidiary or to the Borrower, provided that prior to or concurrently with such Debt arising or being created the Material Subsidiary has provided the Security as required by Section 9.1(n);

(g)           if and only to the extent the Majority Lenders provide their prior written consent, Subordinated Debt, provided that there is no Default, Event of Default or Borrowing Base Shortfall in existence at the time such Debt is incurred and no Default, Event of Default or Borrowing Base Shortfall would result therefrom, and further provided that (1) the Borrower shall have provided the Agent with a copy of all indentures and other agreements pertaining to such Debt so that the Agent and the Lenders have sufficient time to review and approve same prior to any such Debt incurrence, (2) the Borrower shall have advised the Agent of the annual interest costs of servicing such Debt (or the maximum anticipated annual interest costs, in a case where the final principal amount or interest rate applicable to such Debt has not yet been set) so that each Lender has sufficient time to, in accordance with its customary practices, make any adjustments to its Borrowing Base determination prior to any such Debt incurrence to take into account the cash flow required to service such Debt, and (3) the Borrowing Base shall have been redetermined in accordance with the provisions of Section 2.8 prior to any such Debt incurrence (except that the Borrower shall not be required to provide any Independent Engineering Report or Internal Reserves Change Report in connection with such a redetermination);

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(h)           the Unsecured Note Debt previously issued by the Borrower pursuant to an indenture dated May 21, 2015 between the Borrower and U.S Bank National Association, being 8.5% senior notes in the aggregate principal amount of U.S. $153,800,000 (after giving effect to the Exchange Notes (under and as defined in the Second Lien Financing Agreement) on the date hereof) (the "Existing Unsecured Note Debt"), and in addition, if and only to the extent the Majority Lenders provide their prior written consent and, effective upon the issuance of such Unsecured Note Debt, the Borrowing Base shall have been adjusted as provided for in Section 2.8(n) hereof, (i) Unsecured Note Debt provided that there is no Default, Event of Default or Borrowing Base Shortfall in existence at the time such Debt is incurred and no Default, Event of Default or Borrowing Base Shortfall would result therefrom; and (ii) any refinancing of Unsecured Note Debt except that Lender consent is not required to the extent that the Debt arising from such refinancing (the "Unsecured Note Debt Refinancing") satisfies each of the following requirements: (1) the Unsecured Note Debt Refinancing is Unsecured Note Debt; (2) the proceeds from the Unsecured Note Debt Refinancing are, within 35 days of the closing of the Unsecured Note Debt Refinancing, applied to repay indefeasibly and in full the Unsecured Note Debt that is being refinanced, provided that immediately upon receipt of such proceeds the Borrower shall forward same to Agent for application against the Outstanding Principal under the Credit Facility until the proceeds are used to repay the refinanced Unsecured Note Debt unless they are required to be held in trust for the Borrower's benefit pending such repayment for no more than 35 days; (3) the principal amount of the Unsecured Note Debt Refinancing does not exceed the principal amount of the Unsecured Note Debt that is being refinanced plus all accrued interest on such Unsecured Note Debt and the amount of all fees and expenses, including premiums, incurred in connection with the refinancing; (4) the scheduled date for payment of principal under the Unsecured Note Debt Refinancing is not earlier than the scheduled date for payment of principal under the Unsecured Note Debt that is being refinanced; (5) the Unsecured Note Debt Refinancing does not otherwise include any terms that would materially increase the obligations of the Borrower or any Material Subsidiaries relative to the terms in the Unsecured Note Debt that is being refinanced, or confer additional rights on the holders of the notes under the Unsecured Note Debt Refinancing in a manner materially adverse to the Borrower, the Material Subsidiaries or the Lenders, including provisions which are more onerous for the Borrower or a Material Subsidiary respecting: mandatory principal repayment obligations; covenants (positive, negative, financial or otherwise); redemption, prepayment, repurchase, tender or defeasance obligations; and defaults or events of default; and (6) the Unsecured Note Debt Refinancing does not contravene the provisions of the Credit Agreement; and

(i)             Debt consisting of Financial Assistance permitted under Section 9.2(q);

"Permitted Dispositions" means any:

(a)           sale or disposition of Borrowing Base Properties (and related tangibles) resulting from any pooling or unitization entered into in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of the Borrower or a Material Subsidiary, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such Borrowing Base Properties, provided that the economic interest of the Borrower or any Material Subsidiary in such Borrowing Base Properties resulting from any such pooling or unitization is not, and could not reasonably be expected to be, materially changed;

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(b)           abandonment or surrender (including allowing an interest to expire) of uneconomic Borrowing Base Properties in accordance with sound industry practice;

(c)           sale or disposition in the ordinary course of business and in accordance with sound industry practice of tangible personal property forming part of the Borrowing Base Properties that is obsolete or being replaced in the ordinary course of business;

(d)           sales or dispositions in connection with Sale and Lease-Back Transactions provided the Debt thereunder is permitted under subsection (e) of the definition of "Permitted Debt";

(e)           sale or disposition of produced Petroleum Substances from Borrowing Base Properties in the ordinary course of business;

(f)            sale or disposition of Borrowing Base Properties and related tangibles in the ordinary course of business for fair market value to third parties if the NPV 10% Value of the Borrowing Base Properties being sold or disposed of, together with the NPV 10% Value of the other Borrowing Base Properties so sold or disposed of since the most recent re-determination of the Borrowing Base completed in accordance with Section 2.8(c) with respect to which notice has been provided by the Agent to the Borrower in accordance with Section 2.8(d), does not exceed, in the aggregate, the Threshold Amount in effect at the time of such sale or disposition, or a greater percentage if unanimously agreed to in advance by the Lenders;

(g)           sale or disposition of Borrowing Base Properties from the Borrower or a Material Subsidiary to an Unrestricted Subsidiary, provided that prior to or concurrently with such Unrestricted Subsidiary acquiring such Borrowing Base Properties, it becomes a Material Subsidiary and provides the Security as required by Section 9.1(n); and

(h)           sales or dispositions of Borrowing Base Properties from a Material Subsidiary to the Borrower or another Material Subsidiary, or from the Borrower to a Material Subsidiary, provided that prior to or concurrently with such Material Subsidiary acquiring such Borrowing Base Properties, it provides the Security as required by Section 9.1(n);

"Permitted Liens" means:

(a)           undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against the Borrower or a Material Subsidiary, as applicable, in respect of which no steps or proceedings to enforce such Lien have been initiated or which relate to obligations which are not due or delinquent, or if due or delinquent, is then the subject of a Permitted Contest;

(b)           Liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Liens relate, for any of the Borrower's or a Material Subsidiary's, as applicable, portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent, or if due or delinquent, is then the subject of a Permitted Contest;

(c)           to the extent a Lien is created thereby, a disposition of oil and gas properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in the Borrower's or a Material Subsidiary's reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that the Borrower's or a Material Subsidiary's resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it in the resulting oil and gas properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

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(d)           to the extent a Lien is created or constituted thereby (but subject to Section 9.2(c) and 2.8(h) as regards Borrowing Base Properties), farmout interests or overriding royalty interests, net profit interests, reversionary interests, carried interests and similar interests that are or were entered into with or granted to any Person in the ordinary course of business of the Borrower or a Material Subsidiary and in accordance with sound industry practice;

(e)           Liens for penalties arising under non-participation provisions of operating agreements in respect of any of the Borrower's or a Material Subsidiary's oil and gas properties, if such Liens do not materially detract from the value of any material part of the property of the Borrower and the Material Subsidiaries taken as a whole;

(f)            to the extent a Lien is created thereby, easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Borrower or a Material Subsidiary (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric lights and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Borrower or a Material Subsidiary, as applicable;

(g)           any Lien arising in connection with worker's compensation, unemployment insurance, pension and employment Laws, provided that no amounts are due or delinquent under such Laws, or if due or delinquent, is then the subject of a Permitted Contest;

(h)           to the extent a Lien is created thereby, the right reserved to or vested in any municipality or governmental or other public authority or any other lessor or grantor by the terms of any lease, license, franchise, grant or permit acquired by the Borrower or a Material Subsidiary, as applicable, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(i)             to the extent a Lien is created thereby, all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j)             to the extent a Lien is created thereby, any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the oil and gas properties of the Borrower or a Material Subsidiary, as applicable;

(k)           Liens securing Purchase Money Obligations, Capital Lease Obligations and Sale and Lease Back Transactions not exceeding, in the aggregate at any time, the Threshold Amount as determined at the time the agreement respecting the applicable Purchase Money Obligation, Capital Lease Obligation or Sale and Lease-Back Transaction is executed and delivered;

(l)             public and statutory Liens not yet due and similar liens arising by operation of Law;

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(m)          the Security;

(n)           Liens in favour of the Second Lien Creditors pursuant to the Second Lien Documents if and for so long as such Liens shall be subject to the Intercreditor Agreement;

(o)           customary Liens in favour of EDC consisting of cash collateral and other customary collateral securing Permitted Debt of the type described in paragraph (c) of the definition thereof; provided that the amount of cash collateral securing such obligations does not exceed 115% of the maximum credit exposure under such Permitted Debt; and further provided that such cash collateral may not be funded by use of the Credit Facilities;

(p)           any Lien from time to time disclosed by the Borrower to the Lenders and which is consented to by the Lenders;

(q)           Liens over cash or cash equivalents created in the ordinary course of business to secure surety or performance bonds;

(r)            Liens securing the Borrower's obligations under the Willesden JVA provided such Liens are subordinated pursuant to the Willesden JV Subordination Agreement;

(s)           Liens securing the Borrower's obligations under the Alder JVA provided such Liens are subordinated pursuant to the Alder JV Subordination Agreement;

(t)            Liens securing the Borrower's obligations under the Ferrier JVA provided that such Liens are subordinated pursuant to the Ferrier JV Subordination Agreement;

(u)           Liens created under the Grafton Documents, provided such Liens are subject to the Grafton Subordination Agreement;

(v)           Liens under the [Name Redacted] Rental Agreement, provided such Liens are subject to the [Name Redacted] Rental Consent and Acknowledgment;

(w)           Liens under the Midstream Agreement, provided such Liens are subject to the Keyera Consent and Acknowledgment; and

(x)           Liens under the Willesden Rental Agreement, provided such Liens are subject to the Willesden Rental Consent and Acknowledgement;

"Permitted Second Lien Refinancing" means the issuance of Debt of the Borrower (1) issued in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value, in whole or in part, or (2) constituting an amendment, modification or supplement to or a deferral or renewal of ((1) and (2) above, collectively, a "Refinancing," and the term "Refinanced" has a corresponding meaning), the Second Lien Obligations in a principal amount not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing) the sum of:

(a)           the principal amount of the Second Lien Obligations; plus

(b)           all accrued interest or dividends on the Second Lien Obligations and the amount of all fees and expenses, including premiums, incurred in connection therewith.

Notwithstanding the preceding, the issuance of such Debt will not be deemed to be Permitted Second Lien Refinancing Debt, unless:

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(1)	such Debt has a final maturity date or redemption date, as applicable, no earlier than 91 days after the Latest Maturity Date (as defined in the Second Lien Financing Agreement as of the date hereof) and has a Weighted Average Life to Maturity (as defined in the Second Lien Financing Agreement as of the date hereof) at the time such Debt is incurred that is equal to or greater than 91 days after the Weighted Average Life to Maturity (as defined in the Second Lien Financing Agreement as of the date hereof) of the Second Lien Notes; and

(2)	such Debt is subject to the Intercreditor Agreement;

(3)	such Debt is incurred or issued by the Borrower; provided, however, any Person that provides a guarantee of the Loan Indebtedness may also provide a guaranty of such Debt, subject to the Intercreditor Agreement; and

(4)	such Debt complies with, and shall at all times be subject to, and such Debt is issued pursuant to an agreement which is permitted pursuant to, in each case, Section 9.2(cc) hereunder and section 8.2 of the Intercreditor Agreement (as of the date hereof).

"Person" means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an "entity") and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity;

"Peruvian Subsidiary" means True Energy Peru S.A.C., a corporation subsisting under the laws of Peru;

"Petroleum Substances" means petroleum, bitumen, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing;

"P&NG Rights" means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", of the Borrower or any Material Subsidiary at such time in and to any, or such as are stipulated, of the following, by whatever name the same are known:

(a)           rights to explore for, drill for, produce, take, save or market Petroleum Substances from or allocated to the Borrower's or any Material Subsidiary's lands or lands with which the same have been pooled, unitized or otherwise combined;

(b)           rights to a share of the production of Petroleum Substances from or allocated to the Borrower's or any Material Subsidiary's lands or lands with which the same have been pooled, unitized or otherwise combined;

(c)           rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances from or allocated to the Borrower's or any Material Subsidiary's lands or lands with which the same have been pooled, unitized or otherwise combined;

(d)           rights of the Borrower's or any Material Subsidiary's in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(e)           rights to acquire any of the above rights described in paragraphs (a) through (d) of this definition;

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and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests;

"Pre-emptive Unsecured Note Debt Acquisition" means the acquisition by the Borrower of Existing Unsecured Note Debt in one or more transactions in exchange for equity interests of the Borrower prior to the date on which such Existing Unsecured Note Debt is due or otherwise required to be paid;

"Prime Loan" means an Advance in Cdn. Dollars for which the Prime Rate is the reference interest rate;

"Prime Rate" means, for any day, the greater of:

(a)           the variable rate of interest (expressed as a rate per annum) which the Agent (in the case of a Prime Loan under the Syndicated Facility) or the Operating Facility Lender (in the case of a Prime Loan under the Operating Facility), establishes from time to time as the reference rate of interest which it employs in order to determine the interest rate it will charge for demand loans in Cdn. Dollars to its commercial customers in Canada and which it designates as its prime rate; and

(b)           the average annual rate (rounded upwards, if necessary, to 0.01%) as determined by the Agent or the Operating Facility Lender, as applicable, as being the average of the "BA 1 month" CDOR rate applicable to bankers' acceptances in Canadian Dollars displayed and identified as such on the "Reuters Screen CDOR Page" (as defined in the International Swap and Derivatives Association, Inc. definitions, as modified and amended from time to time) plus [Amount Redacted]%; provided that if such rates do not appear on the Reuters Screen CDOR Page as contemplated, then the CDOR rate on any day shall be calculated as the arithmetic average of the 30-day discount rates applicable to bankers' acceptances in Canadian Dollars quoted by three major Canadian Schedule I chartered banks chosen by the Agent or the Operating Facility Lender, as applicable, as of approximately 10:00 a.m. on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day;

provided that if for any reason the rate in (b) immediately above is unavailable, then the "Prime Rate" shall be the rate specified in (a) immediately above;

"Prior Credit Agreement" means the Amended and Restated Credit Agreement dated as of May 9, 2017, among the Borrower, the Agent and the Lenders, as amended by a first amending agreement made as of November 30, 2017 and a second amending agreement made as of May 31, 2018;

"Production Payment Transaction" means the sale (including any forward sale) or other transfer of petroleum or natural gas substances, chemicals, minerals or other products of the Borrower or a Material Subsidiary, whether in place or when produced from specified land, for a period of time until, or for an amount such that, the purchaser will receive a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products with the result that the Borrower or a Material Subsidiary will have a continuing obligation to deliver such products without being entitled to receive payment for same at or after delivery;

"Pro Rata Basis" means at any time and in relation to the Syndicated Facility, subject to Section 2.2(f), in proportion to the respective Syndicated Facility Commitments of each Syndicated Facility Lender at such time;

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"Pro Rata Share" means at any time and in relation to any Syndicated Facility Lender and any amount, subject to Section 2.2(f), the proportionate share of such amount which is calculated by multiplying such amount by a fraction, the numerator of which is the Syndicated Facility Commitment of such Lender at such time and the denominator of which is the Total Syndicated Facility Commitment at such time;

"Purchase Money Obligation" means any secured Debt of the Borrower or any Material Subsidiary created or assumed to finance any part of the purchase price of real or tangible personal property, and including any extensions, renewals or refunding of any such Debt, provided that the principal amount of such Debt outstanding on the date of such extension, renewal or refunding is not increased and further provided that the Lien given in respect of such Debt shall not extend to any property other than the property acquired in connection with which such Debt was created or assumed, any proceeds thereof and fixed improvements, if any, erected or constructed thereon;

"Rateable Portion" has the meaning attributed thereto in Section 16.1(a);

"Related Party" means any person which is any one or more of the following:

(a)           an Affiliate of the Borrower or any Subsidiary thereof;

(b)           a unitholder, shareholder or partner of the Borrower or any Subsidiary which, together with all Affiliates of such person, owns or controls, directly or indirectly, more than 10% of the units, shares, capital or other ownership interests (however designated) of the Borrower or any Subsidiary, or an Affiliate of any such unitholder, shareholder or partner;

(c)           an officer, director or trustee of any of the foregoing; and

(d)           a person which does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) with the Borrower and its Subsidiaries.

"Release" means any release, seepage, spill, emission, leak, escape, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping or migration into the environment including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands or sub-surface strata;

"Remedial Work" means any assessment, evaluation, investigation, monitoring, containment, cleanup, removal, repair, restoration, remediation or other remedial obligations;

"Reuters Screen Page CDOR" means the display designated as page CDOR on the Reuters Monitor Money Service or such other page as may, from time to time, replace the Reuters Screen Page CDOR on that service for the purpose of displaying bid quotations for bankers' acceptances of leading Schedule I chartered banks;

"Rollover" means:

(a)           in relation to a LIBOR Loan, the continuation of all or any portion of such LIBOR Loan for an additional LIBOR Period after the initial or any subsequent LIBOR Period applicable thereto; and

(b)           in relation to a BA Issue, the issuance of new Bankers' Acceptances in respect of all or any portion of Bankers' Acceptances maturing at the end of the BA Period applicable thereto;

"Rollover Date" means the date on which a Rollover occurs;

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"Sale and Lease-Back Transaction" means an arrangement under which title to any property or asset is transferred by a Person (the "transferor") to another Person which leases or otherwise grants the right to use such property or asset to the transferor, including under the Alder JVA, the Willesden JVA, the Ferrier JVA, the [Name Redacted] Rental Agreement, the Willesden Rental Agreement and any similar arrangements;

"Sanctioned Person" means:

(a)           a person that is designated under, listed on, or owned or controlled by a person designated under or listed on, or acting on behalf of a person designated under or listed on, any Sanctions List;

(b)           a person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions;

(c)           a person that is otherwise a target of Sanctions ("target of Sanctions" signifying a person with whom a person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or

(d)	any other person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with the Sanctions, or otherwise deal with pursuant to the Sanctions;

"Sanctions" means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authority, including any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Freezing of Assets of Corrupt Foreign Officials Act (Canada), the Executive Order, the U.S. Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the USA Patriot Act of 2001, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act (United States), or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 CFR, Subtitle B, Chapter V) or any other law or executive order relating thereto or regulation administered by OFAC;

"Sanctions Authority" means any of: (a) the Canadian government; (b) the United States government; (c) the United Nations; (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including Global Affairs Canada, Trade and Development Canada, Public Safety Canada, OFAC, the United States Department of State, and Her Majesty's Treasury of the United Kingdom; "Sanctions Authorities" means all of the foregoing Sanctions Authorities, collectively;

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty's Treasury of the United Kingdom, or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;

"Schedule I Lender" means a Lender which is a Schedule I chartered bank under the Bank Act (Canada);

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"Schedule II Lender" means a Lender which is a Schedule II chartered bank under the Bank Act (Canada);

"Schedule III Lender" means a Lender which is a Schedule III bank under the Bank Act (Canada);

"Second Lien Agent" means the administrative agent from time to time under the Second Lien Financing Agreement which, on the date hereof, is U.S. Bank National Association.

"Second Lien Creditors" means, collectively, the Second Lien Lenders and the Second Lien Agent on their behalf.

"Second Lien Documents" means, collectively, the Second Lien Financing Agreement, the Second Lien Security, the "Note Documents" under and as defined in the Second Lien Credit Agreement and all other agreements, instruments or other documents which create, evidence, establish or relate to the Second Lien Obligations, in each case, as amended, amended and restated, replaced, substituted, supplemented or otherwise modified from time to time (including any of the foregoing pursuant to a Permitted Second Lien Refinancing) to the extent permitted hereunder and under the Intercreditor Agreement.

"Second Lien Financing Agreement" means the note purchase agreement dated as of July 25, 2018, among the Borrower, as issuer, the Second Lien Lenders and the Second Lien Agent relating to issuance of the Second Lien Notes, as amended by a first amendment to note purchase agreement dated as of August 24, 2018, a second amendment to note purchase agreement dated as of September 7, 2018 and as further amended, amended and restated, replaced, substituted, supplemented or otherwise modified from time to time (including any of the foregoing pursuant to a Permitted Second Lien Refinancing) to the extent permitted hereunder and under the Intercreditor Agreement.

"Second Lien Lenders" means the persons lists on the signature pages to the Second Lien Financing Agreement as holders, and any other person that becomes party thereto as a holder from time to time pursuant to the Second Lien Financing Agreement.

"Second Lien Notes" means the notes issued by the Borrower to the Second Lien Lenders pursuant to the Second Lien Financing Agreement (including the "Exchange Notes", the "New Money Notes" and the "Additional Notes", each under and as defined in the Second Lien Credit Agreement) in an aggregate principal amount not to exceed U.S. $152,108,000.

"Second Lien Obligations" means, collectively, all of the present and future obligations, liabilities and indebtedness of the Borrower and its Subsidiaries under, pursuant or relating to the Second Lien Notes and the Second Lien Documents, including all loans thereunder and interest payable thereon.

"Second Lien Security" means the "Security" (as defined in the Second Lien Financing Agreement) and all other assignments, mortgages, debentures, pledges, guarantees and other security agreements of whatsoever kind now, heretofore, or hereafter executed and delivered by the Borrower or any Material Subsidiary in favour of any or all of the Second Lien Creditors or now, heretofore, or hereafter existing as security on or against any of the property, assets, undertakings, rights and interests of any and all of the Borrower and the Material Subsidiaries in favour of any or all of the Second Lien Creditors, in each case, which secure payment or performance of the Second Lien Obligations.

"Secured Swap Obligations" means all indebtedness, obligations and liabilities of the Borrower or any Material Subsidiary under the Existing Swap Obligations and any Hedge Agreements entered into by the Borrower or any Material Subsidiary with any Swap Lender at any time after the date hereof (regardless of whether such Swap Lender ceases to be a Lender after such Hedge Agreements are entered into), but excluding, for certainty, any Hedge Agreements entered into by the Borrower or any Material Subsidiary with any Lender after such Lender's Commitments have been fully cancelled in accordance with the terms hereof or after such Lender has assigned all of its rights to the Credit Facilities in accordance with Article 15;

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"Security Documents" and "Security" means the documents described in Section 7.1 and any other documents which may be given to or held by the Agent or the Lenders from time to time to secure repayment of any or all of the Loan Indebtedness, the Secured Swap Obligations and the Cash Management Obligations, as such documents may be supplemented, amended or replaced from time to time;

"Shell Corporation" means a corporation without business operations, liabilities or assets in excess of U.S. $100,000;

"[Name Redacted]" means [Name Redacted];

"Subordinated Debt" means any Unsecured Debt which has all of the following characteristics:

(a)           upon and during the continuance of a Default or Event of Default or acceleration of the time for repayment of any of the Loan Indebtedness which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such Debt are subordinate and junior in right of payment to all such Loan Indebtedness and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such Debt;

(b)           upon distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of the Borrower (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Loan Indebtedness, Secured Swap Obligations and Cash Management Obligations shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such Debt;

(c)           the maturity date thereof shall be later than the latest Maturity Date at the time such Debt is incurred;

(d)           no principal payments thereon are required to be made (except upon acceleration after default but subject always to the subordination agreement referred to below) until after the latest Maturity Date at the time such Debt is incurred;

(e)           if a default occurs in respect of such Debt, the holders of such Debt are subject to a standstill period ending at least six months after the latest Maturity Date at the time such Debt is incurred;

(f)            the other material terms and conditions of such Debt are satisfactory to the Majority Lenders, acting reasonably; and

(g)           the holders of such Debt (or if applicable, their agent or trustee on their behalf) shall have entered into a subordination agreement with the Agent on terms and conditions satisfactory to the Majority Lenders, acting reasonably;

"Subsidiary" means, with respect to any Person, (a) any corporation in which greater than 50% of its stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency unless such contingency has occurred and then only for so long as it continues) as of the time is owned by the Person directly or indirectly through Subsidiaries; and (b) any partnership, limited liability company, trust, association or other entity in which the Person directly or indirectly through Subsidiaries is either a general partner or has a greater than 50% equity interest at the time; provided that, unless otherwise expressly provided or the context otherwise requires, references herein to "Subsidiary" or "Subsidiaries" shall be and shall be deemed to be references to Subsidiaries of the Borrower;

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"Swap Lender" means any Lender, any "Lender" under the Prior Credit Agreement, or any Affiliate thereof that is a party to an Existing Swap Obligation or that enters into a Hedge Agreement at any time on or after the date hereof (regardless of whether such Swap Lender ceases to be a Lender after such Hedge Agreement is entered into), but excluding, for certainty, any Hedge Agreement entered into by a Lender after its Commitments have been fully cancelled in accordance with the terms hereof or after it has assigned all of its rights under the Credit Facilities in accordance with Article 15;

"Swap Obligations" means obligations arising under any Hedge Agreement entered into by the Borrower or a Subsidiary to the extent of the net amount due or accruing due by the Borrower or a Subsidiary thereunder (determined by marking-to-market the same in accordance with its terms);

"Syndicated Facility" means the revolving credit facility established by Section 2.1(a)(i);

"Syndicated Facility Advances" means Advances made by the Syndicated Facility Lenders pursuant to the Syndicated Facility Commitments;

"Syndicated Facility Commitment" means, in relation to a Syndicated Facility Lender, the maximum principal amount such Syndicated Facility Lender has agreed to make available to the Borrower under the Syndicated Facility as set forth in Schedule A, subject to reduction, adjustment, cancellation or termination pursuant to the terms hereof;

"Syndicated Facility Lenders" means the Lenders providing Syndicated Facility Commitments;

"Syndicated Facility Outstandings" has the meaning ascribed to that term in Section 16.1;

"Taxes" means all present or future taxes of any nature and howsoever termed, including all license and documentation fees, income taxes, capital taxes, goods and services taxes, levies, fiscal charges, imposts, duties, fees, assessments, surcharges, withholdings, restrictions, conditions or other charges of whatever nature and however arising which are imposed, assessed, charged, levied, withheld, deducted, demanded or otherwise applied pursuant to applicable Laws by any Person at any time, together with all interest thereon and penalties or similar liabilities with respect thereto, but excluding with respect to the Agent or any Lender any taxes imposed on its income, purchases, or capital and franchise taxes imposed on it by any taxation authority;

"Term Out Date" means in the case of the Syndicated Facility and the Operating Facility, May 30, 2019, provided that such date may be extended or accelerated pursuant to the provisions hereof, and provided further that in the event there are Non-Extending Lenders, there will be different Term Out Dates among the applicable Lenders as provided for in Section 2.2;

"Threshold Amount" means five percent (5%) of the then applicable Borrowing Base;

"Total Commitment" means the aggregate of the Total Syndicated Facility Commitment and the Operating Facility Commitment as shown on Schedule A;

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"Total Syndicated Facility Commitment" means, at any time, an amount equal to the aggregate of the Syndicated Facility Commitments of the Syndicated Facility Lenders at such time;

"UK Bribery Act" means the United Kingdom Bribery Act 2010, including any subordinate legislation thereunder;

"Unrestricted Subsidiary" means a Subsidiary that is not a Material Subsidiary;

"Unsecured Debt" means any Debt incurred by the Borrower or a Material Subsidiary which is not secured by a Lien on any property of the Borrower or any Subsidiary but excluding Debt owing by the Borrower or a Material Subsidiary to the Borrower or a Material Subsidiary;

"Unsecured Note Debt" means any Unsecured Debt that is represented by bonds or notes and which has all of the following characteristics:

(a)	such Debt shall be guaranteed by no Person other than a Material Subsidiary or the Borrower;

(b)	the scheduled maturity date of such Debt shall be at least four years from the issuance date of such Debt and shall be at least 6 months after the then current Maturity Date;

(c)	such Debt shall not have any amortization or other mandatory principal payments other than: (i) at the scheduled maturity thereof; (ii) upon the occurrence of a change in control (as defined in the indenture relating to such Debt) (which shall also be a Change of Control hereunder); and (iii) upon the occurrence of an asset sale (other than certain specified asset sales which are permitted under the indenture relating to such Debt) where the proceeds of such asset sale are not (A) used to repay senior indebtedness of the Borrower or any of its restricted subsidiaries (as defined in the indenture relating to such Debt); or (B) invested into the business of the Borrower or any of its restricted subsidiaries;

(d)	such Debt shall not provide for maintenance financial covenants;

(e)	such Debt shall not provide for cross default to the Credit Facilities (except in the case of a failure to pay principal or interest where the applicable cure period provided hereunder has expired (a "Payment Default")) but may provide for cross acceleration, in each case where the aggregate principal amount of the Credit Facilities together with the principal amount of any other indebtedness under which there has been a Payment Default or the maturity of which has been accelerated, is $25,000,000 or more; and

(f)	such Debt shall otherwise be governed by an indenture or similar document with a covenant package and events of default consistent with the market standard for senior unsecured notes issued by Canadian oil and gas corporations of a similar size to the Borrower and which shall not be, when taken as a whole, materially more restrictive than those set forth in this Agreement (and the Borrower shall have delivered to the Agent an Officer's Certificate prior to or concurrently with the incurrence or issuance of such Debt, stating that the Borrower has determined in good faith that the foregoing requirement is satisfied), as reviewed and confirmed by the Agent, acting reasonably;

"Unsecured Note Debt Refinancing" has the meaning attributed thereto in subsection (h) in the definition of "Permitted Debt";

"USBR" means, for any day, a rate per annum equal to the greater of:

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(a)           the variable lending rate of interest (expressed as a rate per annum) which the Agent (in the case of a USBR Loan under the Syndicated Facility) or the Operating Facility Lender (in the case of a USBR Loan under the Operating Facility) establishes from time to time as the reference rate of interest in order to determine the interest rate it will charge for demand loans in U.S. Dollars to its commercial customers in Canada and which it designates as its base rate, on such date; and

(b)           the Federal Funds Rate for such day as published by the Federal Reserve Board plus [Amount Redacted]% per annum, provided that if for any reason the Federal Funds Rate is not released or is otherwise unavailable, the "USBR" shall be the rate specified in (a) above; and

(c)           [Amount Redacted]% per annum above LIBOR for a LIBOR Period of one month (commencing on the date of determination or, if such date is not a Banking Day, commencing on the immediately preceding Banking Day);

"USBR Loan" means an Advance in U.S. Dollars for which USBR is the reference interest rate;

"U.S. Dollars" and "U.S. $" means lawful money of the United States of America for the payment of public and private debts;

"Willesden JVA" means the Willesden Green Facilities Joint Venture Agreement effective as of December 1, 2010 between the Borrower and the Participants, as such term is defined therein;

"Willesden JV Subordination Agreement" means the amended and restated subordination agreement effective as of May 25, 2012 between the Borrower, on its own behalf and as manager on behalf of the Participants (as that term is defined in the Willesden JVA), and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

"Willesden Lessor" has the meaning attributed thereto in the definition of "Willesden Letter Agreement";

"Willesden Letter Agreement" means the letter agreement dated March 31, 2017 between the Borrower and a third party lessor (the "Willesden Lessor") setting forth, among other things, the terms of the Willesden Rental Transaction;

"Willesden Rental Agreement" means the rental agreement to be entered into between the Borrower and the Willesden Lessor with respect to the ownership, rental and operation of certain facilities relating to the processing and transportation of Petroleum Substances located in the Willesden Green area of central Alberta, as contemplated in the Willesden Letter Agreement, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time, which shall be in form and substance satisfactory to the Majority Lenders, acting reasonably;

"Willesden Rental Consent and Acknowledgement" means the no interest letter, consent and acknowledgment to be entered into between the Borrower, the Willesden Lessor and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time, which shall be in form and substance satisfactory to the Majority Lenders, acting reasonably;

"Willesden Rental Transaction" means the transaction pursuant to which, inter alia, the Borrower will convey certain gas processing equipment and newly constructed Willesden Green infrastructure assets and other related assets to the Willesden Lessor following which the Willesden Lessor will rent such asset back to the Borrower pursuant to the Willesden Rental Agreement, all as described in and contemplated by the Willesden Letter Agreement;

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"Write-Down and Conversion Powers" means with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2          Interpretation and Headings

In this Agreement:

(a)           headings are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(b)           words importing the singular number include the plural and vice versa, and words importing gender include masculine, feminine and neuter;

(c)           any reference to "this Agreement" shall be a reference to this credit agreement as it may from time to time be amended, supplemented or otherwise modified in accordance with the provisions hereof;

(d)           references to "herein", "hereunder" and similar expressions shall be a reference to this Agreement and not to any particular section;

(e)           unless otherwise noted, all references to "Section" refer to a section, subsection or paragraph of this Agreement, as the case may be;

(f)            unless otherwise noted, all references to "Schedule" refer to a Schedule to this Agreement; and

(g)           words and terms denoting inclusiveness (such as "include", "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.3          Governing Law

This Agreement and, unless expressly specified otherwise, each of the other Loan Documents shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as Alberta contracts. The parties irrevocably submit to the non exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.

1.4          Accounting Terms

(a)           Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP applied consistently throughout the relevant period and relevant prior periods.

(b)           If there occurs a material change in generally accepted accounting principles, and such change would cause an amount required to be determined for the purposes of a financial term or calculation hereunder (a "Financial Calculation") to be materially different than the amount that would be determined without giving effect to such change, the Borrower shall notify the Agent of such change (an "Accounting Change") and each Financial Calculation affected thereby. Such notice (an "Accounting Change Notice") shall describe in reasonable detail the nature of the Accounting Change, its effect on the current and immediately prior year's Financial Statements in accordance with GAAP, the Financial Calculations affected thereby and the nature and extent of such effect, and state whether the Borrower desires to revise the method of calculating one or more of the affected Financial Calculations (including the revision of any of the defined terms used in the determination of such Financial Calculations) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Calculations will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Calculations. The Accounting Change Notice shall be delivered to the Agent within 45 days of the end of the Fiscal Quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth Fiscal Quarter or in respect of an entire Fiscal Year, within 90 days of the end of such period. Promptly after receipt from the Borrower of an Accounting Change Notice, the Agent shall deliver to each Lender a copy of such notice.

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If, pursuant to the Accounting Change Notice, the Borrower does not indicate that it desires to revise the method of calculating one or more of the affected Financial Calculations, the Lenders may within 60 days of their receipt of the Accounting Change Notice notify the Agent that they wish to revise the method of calculating one or more of the affected Financial Calculations in the manner described above. If the Majority Lenders so notify the Agent, the Agent shall promptly notify the Borrower.

If either the Borrower or the Majority Lenders so indicate that they wish to revise the method of calculating one or more of the affected Financial Calculations, the Borrower, the Agent and the Majority Lenders shall in good faith attempt to agree on a revised method of calculating such Financial Calculations. If, however, within 30 days of the foregoing notice by the Borrower or the Agent of the desire to revise the method of calculating one or more of the affected Financial Calculations, the Borrower, the Agent and the Majority Lenders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined in connection with such one or more of the affected Financial Calculations (and the associated method of calculation) shall be determined without giving effect to the Accounting Change. For greater certainty: (i) if no notice of a desire to revise the method of calculating the affected Financial Calculations in respect of an Accounting Change is given by either the Borrower or the Majority Lenders within the applicable time period described above, the method of calculating the affected Financial Calculations shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the affected Financial Calculations shall be determined after giving effect to such Accounting Change; and (ii) if an Accounting Change Notice does not reference a particular Financial Calculation as being affected by the applicable Accounting Change, nothing herein shall prevent the Lenders or the Agent from determining that Financial Calculation without giving effect to such Accounting Change.

If a Compliance Certificate is delivered in respect of a Fiscal Quarter or Fiscal Year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Calculations are to be determined without giving effect to such Accounting Change, the Borrower shall deliver a revised Compliance Certificate. Any Event of Default arising as a result of the Accounting Change and which is cured by this Section 1.4(b) shall be deemed to be of no effect ab initio.

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1.5          Currency and Time References

(a)           Unless otherwise noted, all references to currency shall be deemed to refer to Cdn. Dollars and, for the purposes of all monetary thresholds in Articles 8, 9 and 11, all references to an amount in Cdn. Dollars shall be deemed to include the Equivalent Amount in U.S. Dollars or, if applicable, the equivalent amount in any other currency.

(b)           Unless otherwise noted, all references to time shall be deemed to refer to Calgary local time.

1.6          Severability

If any provision of any of the Loan Documents or any part thereof is found or determined to be invalid, illegal or unenforceable, such provision shall be severable from such Loan Document and the remainder of such Loan Document shall be construed as if such invalid, illegal or unenforceable provision or part had been deleted therefrom.

1.7          Time of the Essence

Time is of the essence of each of the Loan Documents.

1.8          Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule A	-	Commitments and Addresses
Schedule B	-	Form of Compliance Certificate
Schedule C	-	Form of Notice of Drawdown
Schedule D	-	Form of Notice of Rollover/Conversion/Repayment
Schedule E	-	Form of Lender Assignment Agreement
Schedule F	-	List of Subsidiaries
Schedule G	-	Form of Environmental Certificate
Schedule H	-	Form of Security Documents
Schedule I	-	Form of Extension Request

Article 2
CREDIT FACILITIES

2.1          Establishment and Availability of Credit Facilities

(a)           Credit Facilities. Subject to this Agreement, the following Credit Facilities are hereby established in favour of the Borrower:

(i)             each Syndicated Facility Lender hereby severally agrees to make available Syndicated Facility Advances up to its Syndicated Facility Commitment; and

(ii)            the Operating Facility Lender hereby agrees to make available Operating Facility Advances in an aggregate amount up to its Operating Facility Commitment.

The Commitments set forth in Schedule A are effective as of the Effective Date.

(b)           Types of Loans. The Borrower may obtain Advances under each Credit Facility (unless expressly indicated otherwise) by way of:

(i)             Prime Loans;

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(ii)            USBR Loans;

(iii)           LIBOR Loans;

(iv)          BA Issues; and

(v)           in respect of the Operating Facility only, LC Issues;

provided that, subject to Sections 2.8(k) and 6.1(b), at no time shall (A) the Equivalent Amount in Cdn. Dollars of the Outstanding Principal under the Syndicated Facility exceed the lesser of (y) the Total Syndicated Facility Commitment and (z) the Borrowing Base less the Operating Facility Commitment, and (B) the Equivalent Amount in Cdn. Dollars of the Outstanding Principal under the Operating Facility exceed the Operating Facility Commitment.

(c)           Availability. Subject to the terms and conditions hereof, the Borrower may make Drawdowns under a Credit Facility in respect of the Commitments of a given Lender prior to, and only prior to, the Term Out Date applicable thereto.

(d)           Revolving Nature. Prior to the applicable Term Out Date, the Outstanding Principal under each of the Syndicated Facility and the Operating Facility may revolve and the Borrower may borrow, repay and re-borrow Cdn. Dollars or U.S. Dollars and may issue, repay and re-issue Bankers' Acceptances thereunder, and may under the Operating Facility only, request the issuance of Letters of Credit, in each case in accordance with the terms of this Agreement. Subject to Section 2.2, on the Term Out Date applicable to a Lender under a Credit Facility, the unutilized portion of such Lender's Commitment thereunder shall be cancelled and the Borrower shall not be entitled to make further Drawdowns in respect of such cancelled portion.

(e)           Purpose. All Operating Facility Advances and Syndicated Facility Advances shall be used for lawful general corporate purposes of the Borrower, including acquisitions.

(f)            Several Obligations. No Lender shall be responsible for the Commitments of any other Lender. The failure of a Lender to make available its share of any Advance in accordance with this Agreement shall not release any other Lender from its obligations hereunder. Notwithstanding anything to the contrary in this Agreement, no Lender shall be obligated to make Advances in excess of its Commitment. The obligation of each Lender to make its Commitments available to the Borrower is a separate obligation between that Lender and the Borrower and such obligation is not the joint or the joint and several obligation of any other Lender.

(g)           Ranking. All Loan Indebtedness, Secured Swap Obligations, Cash Management Obligations and other indebtedness arising pursuant to the MasterCard facilities in Section 2.1(h), shall in each case rank in right of payment in priority to all indebtedness, liabilities and obligations arising under or in connection with any Convertible Debentures and Subordinated Debt.

(h)           Credit Card Facility. The Operating Facility Lender shall, in addition to the Operating Facility, be entitled to make available to the Borrower and the Material Subsidiaries, or any of them, MasterCard facilities on such terms and conditions, in such amounts and pursuant to such agreements as the Operating Facility Lender agrees from time to time, provided that such MasterCard facilities shall not exceed the Equivalent Amount in Cdn. Dollars of Cdn. $1,000,000. Notwithstanding the fact that the MasterCard facilities will be established as additional and separate facilities from the Credit Facilities: (i) all amounts owing under such MasterCard facilities shall be deemed to be Loan Indebtedness arising under the Operating Facility for purposes of those provisions under this Agreement respecting repayment of the Loan Indebtedness, the Operating Facility Lender's share thereof, the definitions of "Security Documents" and "Security", and the granting, discharge and pari passu sharing of Security in connection with such Loan Indebtedness and (ii) all amounts owing under such MasterCard facilities shall be included in the calculation of the Outstanding Principal under the Operating Facility and the Outstanding Principal under all of the Credit Facilities for purposes of the pari passu sharing of Security. For greater certainty, the MasterCard facilities and any amounts outstanding thereunder shall not be included in the calculation of the Borrowing Base, any Borrowing Base Shortfall or unless otherwise specified in this Section 2.1(h), any amounts outstanding under the Credit Facilities.

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(i)             Availability Limitations. Notwithstanding anything in this Agreement, in no event shall:

(i)             the last day of a LIBOR Period in respect of a LIBOR Loan; or

(ii)            the maturity date of a BA Issue,

be later than, or extend beyond, the applicable Maturity Date, and no Lender shall have any obligation to make an Advance by way of a LIBOR Loan or a BA Issue, if this Section 2.1(i) would not be complied with.

2.2          Extensions

(a)           The Borrower, may once in each calendar year, at its option, by delivering to the Agent an Extension Request, request the Lenders to extend the Term Out Date in respect of the Syndicated Facility and the Operating Facility or either of them for an additional period of one year, provided that this request cannot be made more than 90 days or less than 60 days before the then current Term Out Date applicable to the Lenders (or in the case of the Operating Facility, the Operating Facility Lender). Any Extension Request not delivered as aforesaid shall be ineffective and shall be deemed not to have been given to or received by the Agent or the Lenders for the purpose of this Section 2.2.

(b)           Promptly after receipt from the Borrower of an executed Extension Request, the Agent shall deliver to each Syndicated Facility Lender and Operating Facility Lender a copy of such request, and each such Lender shall, within 30 days after receipt of such Extension Request (the "Election Date"), advise the Agent in writing:

(i)	whether such Lender will agree to extend the Term Out Date; and

(ii)	if such Lender will agree to extend the Term Out Date, the amount, if any, by which such Lender is prepared to increase its Syndicated Facility Commitment and Operating Facility Commitment in the event the Borrower proposes to assign the Commitments of a Non-Extending Lender (as defined below);

provided that if any Lender fails to so advise the Agent by the Election Date, then such Lender shall be deemed to have advised the Agent that it will not agree to extend its Term Out Date. The Agent shall promptly notify the Borrower if any Lender advises that it will not agree to extend the Term Out Date. The Agent shall only extend the Term Out Date under the Syndicated Facility upon the agreement of the Syndicated Facility Lenders holding not less than 66 2/3% of the aggregate Syndicated Facility Commitments and shall only extend the Term Out Date under the Operating Facility with the consent of the Operating Facility Lender, and any such extension shall apply only to those Lenders which provided their consent to such extension (the "Extending Lenders"). The determination of each Lender whether or not to extend the Term Out Date shall be made by each individual Lender in its sole discretion. A decision to extend the Term Out Date, or not to extend the Term Out Date, as the case may be, by the Operating Facility Lender in its capacity as a Syndicated Facility Lender, shall bind such Lender in its capacity as the Operating Facility Lender.

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(c)           As soon as all of the Syndicated Facility Lenders and the Operating Facility Lender have advised, or are deemed to have advised, the Agent whether or not they will be extending the Term Out Date (but in any event within five Banking Days after the Election Date), the Agent shall either:

(i)             deliver to the Borrower (with a copy to each such Lender) a written extension signed by the Agent; or

(ii)            notify the Borrower that the request for extension has been denied.

If the extension is approved but by less than all of the Syndicated Facility Lenders and the Operating Facility Lender, then the Agent shall also advise the Borrower of those Lenders which did not agree to the requested extension (each, a "Non-Extending Lender"), each Non-Extending Lender's Pro Rata Share of the Loan Indebtedness then outstanding under the Syndicated Facility and the amount, if any, by which each Extending Lender is prepared to increase its Syndicated Facility Commitment and, if applicable, Operating Facility Commitment in the event the Borrower proposes to assign the Commitments of a Non-Extending Lender.

(d)           Upon the delivery to the Borrower of a written extension, the current Term Out Date of the Extending Lenders shall be extended for one year and the current Term Out Date for the Non-Extending Lenders will remain unchanged. Concurrently with such extension the Borrower shall (by way of debit by the Agent of the Borrower's Accounts) pay to the Agent, for the benefit of each Extending Lender, an extension fee equal to a certain percentage of each Extending Lender's Commitment immediately after such extension, which percentage shall be as mutually agreed upon by the Lenders and the Borrower prior to any extension pursuant hereto. For greater certainty, this fee is in addition to any fees payable in connection with the Credit Facilities, including those payable pursuant to fee letter agreements between the Agent and the Borrower or any predecessor thereto.

(e)           If an Extension Request is approved but there are Non-Extending Lenders, then:

(i)	the Borrower may require any Non-Extending Lender to assign all of its Syndicated Facility Commitment and Operating Facility Commitment and all Loan Indebtedness then owing to such Non-Extending Lender under all of such Credit Facilities and all of its rights, benefits and interests under the Loan Documents that relate to such Credit Facilities (collectively, the "Assigned Interests") to any Extending Lenders which have agreed to increase their Commitments and to purchase Assigned Interests, and to the extent the Assigned Interests are not transferred to Extending Lenders, other Persons selected by the Borrower and acceptable to the Agent, acting reasonably. Such assignments shall be effective upon execution of Assignment Agreements, upon payment to the relevant Non-Extending Lender (in immediately available funds) by the relevant assignee of an amount equal to its share of all Loan Indebtedness being assigned, and upon payment by the relevant assignee (if it is not an Extending Lender) to the Agent (for the Agent's own account) of the assignment fee contemplated in Section 15.1(b). Upon such assignment and transfer, the Non-Extending Lender shall have no further right, interest or obligation in respect of the Credit Facilities so assigned and the assignee thereof shall succeed to the position of such Lender in respect thereof as if the same was an original party hereto in the place and stead of such Non-Extending Lender; and

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(ii)	to the extent that the Borrower has not caused any Non-Extending Lender to assign its rights and interests to an Extending Lender or other Person as provided in paragraph (i) above, the Borrower may, subject to the other terms and conditions herein, repay to such Non-Extending Lender all Loan Indebtedness then owing to such Non-Extending Lender under the Syndicated Facility and the Operating Facility, without making corresponding repayment to the Extending Lenders and, upon provision satisfactory to the relevant Non-Extending Lender (acting reasonably) being made for payment at maturity of all outstanding Bankers' Acceptances accepted by such Lender and Letters of Credit issued by such Lender (or, if so required by such Lender, the return and cancellation of all outstanding Letters of Credit issued by such Lender), the Borrower may cancel such Lender's Commitments under the Syndicated Facility and the Operating Facility. Upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Credit Facilities so cancelled and the Total Commitment shall be reduced by the amount of such Lender's cancelled Commitments.

(f)            Clauses (a) through (e) of this Section 2.2 shall apply from time to time to permit successive extensions to the applicable Term Out Date; provided that any Non-Extending Lender shall be excluded from this Section 2.2 with respect to any future extensions.

2.3          Drawdowns – Notices and Limitations

The Borrower may request Drawdowns upon the following terms and conditions:

(a)           for Syndicated Facility Advances, the Borrower may request a Drawdown as follows:

(i)             in the case of a Prime Loan or a USBR Loan, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least one Banking Day prior to the requested Drawdown Date;

(ii)            in the case of a BA Issue, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least two Banking Days prior to the requested Drawdown Date; and

(iii)           in the case of a LIBOR Loan, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least three Banking Days prior to the requested Drawdown Date;

(b)           for Operating Facility Advances, the Borrower may request a Drawdown as follows:

(i)             in the case of a Prime Loan or a USBR Loan, by complying with those applicable agreements entered into by the Operating Facility Lender and the Borrower from time to time;

(ii)            in the case of a BA Issue, by delivering a Notice of Drawdown to the Operating Facility Lender before 10:00 a.m. (Calgary time) at least two Banking Days prior to the requested Drawdown Date;

(iii)           in the case of a LIBOR Loan, by delivering a Notice of Drawdown to the Operating Facility Lender before 10:00 a.m. (Calgary time) at least three Banking Days prior to the requested Drawdown Date; and

(iv)          in the case of an LC Issue, by complying with Section 5.1;

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(c)           for Syndicated Facility Advances, each Drawdown by the Borrower shall be requested and made available in minimum amounts of not less than:

(i)             in the case of a Prime Loan or USBR Loan, Cdn. or U.S. $1,000,000;

(ii)            in the case of a LIBOR Loan, U.S. $5,000,000 and in multiples of U.S. $100,000 thereafter; and

(iii)           in the case of a BA Issue, Cdn. $5,000,000 and in multiples of Cdn. $100,000 thereafter;

(d)           for Operating Facility Advances, each Drawdown by the Borrower shall be requested and made available in minimum amounts of not less than:

(i)	in the case of a Prime Loan, USBR Loan or LC Issue, no minimum applies;

(ii)	in the case of a LIBOR Loan, U.S. $500,000 and in multiples of U.S. $100,000 thereafter; and

(iii)	in the case of a BA Issue, Cdn. $500,000 and in multiples of Cdn. $100,000 thereafter;

(e)           Drawdowns under the Syndicated Facility and the Operating Facility may only be requested prior to the Term Out Date and will only be made available if all applicable conditions precedent in Section 10.2 are or will be satisfied on or before the requested Drawdown Date.

2.4          Rollovers and Conversions - Notices and Limitations

(a)           The Borrower may request Rollovers and Conversions upon the following terms and conditions:

(i)             the Borrower may request a Rollover or Conversion by delivering a Notice of Rollover/Conversion/Repayment with the same prior notice period that would apply if it was obtaining a Drawdown of the relevant type and amount of Loan;

(ii)            the Borrower may request a Rollover or Conversion of a portion of a Loan, provided that:

(A)	each Loan resulting from such Rollover or Conversion is not less than the relevant Drawdown minimum specified in Section 2.3;

(B)	any portion of an existing LIBOR Loan or BA Issue which is not rolled over or converted shall be repaid in accordance with the provisions hereof; and

(C)	the Borrower may not convert a portion only or the whole of an outstanding Loan unless both the unconverted portion and converted portion of such Loan are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Loans of the same type as that portion as set forth in Section 2.3;

(iii)           in respect of Conversions of a Loan denominated in one currency to a Loan denominated in another currency, the Borrower shall, except as provided in Section 4.5(f), at the time of the Conversion repay the Loan or portion thereof being converted in the currency in which it was denominated;

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(iv)          a Rollover or Conversion shall not result in an increase in Outstanding Principal; increases in Outstanding Principal may only be effected by Drawdowns;

(v)           a Rollover or Conversion of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays the LIBOR breakage costs to the Lenders in accordance with Section 13.2); and

(vi)          a Rollover or Conversion of a BA Issue may occur only on the maturity date for such BA Issue.

(b)           In anticipation of the expiry of each LIBOR Period for each LIBOR Loan, the Borrower shall do one or a combination of the following:

(i)             request a Rollover of all or part of such LIBOR Loan in accordance with Section 2.4(a);

(ii)            request a Conversion of all or part of such LIBOR Loan in accordance with Section 2.4(a); or

(iii)           repay all or part of such LIBOR Loan before 12:00 noon (Calgary time) on the last day of such LIBOR Period with notice in accordance with Section 6.2(a).

If and to the extent that the Borrower fails to so notify the Agent or the Operating Facility Lender, as applicable, or to so pay the relevant LIBOR Loan in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a USBR Loan in an amount equal to that portion of the LIBOR Loan which is not rolled over, converted or repaid.

(c)           In anticipation of the maturity of any Bankers' Acceptances, the Borrower shall, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate face amount at maturity of all such Bankers' Acceptances:

(i)             (A) request a Rollover of the maturing Bankers' Acceptances in accordance with Section 2.4(a), and (B) on the maturity date of the maturing Bankers' Acceptances, pay to the Agent for the account of the Lenders or to the Operating Facility Lender for its account, as applicable, any amount that the Borrower is required to pay under Section 4.5(e);

(ii)            (A) request a Conversion of the maturing Bankers' Acceptances to another type of Loan in accordance with Section 2.4(a), and (B) on the maturity date of the maturing Bankers' Acceptances, pay to the Agent for the account of the Lenders or to the Operating Facility Lender for its account, as applicable, an amount equal to the aggregate face amount of such Bankers' Acceptances; or

(iii)           on the maturity date of the maturing Banker's' Acceptances, pay to the Agent for the account of the Lenders or to the Operating Facility Lender for its account, as applicable, an amount equal to the aggregate face amount of such Bankers' Acceptances with notice in accordance with Section 6.2(a).

If and to the extent that the Borrower fails to so notify the Agent or Operating Facility Lender, as applicable, or so pay the relevant BA Issues in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a Prime Loan in an amount equal to that portion of the BA Issue which is not rolled over, converted or repaid.

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2.5          Optional Reduction of Commitments

The Borrower may, at its option, permanently reduce the Commitments under any Credit Facility by cancelling all or any part of the undrawn portion of such Credit Facility, provided that:

(a)           the Borrower shall provide the Agent or the Operating Facility Lender, as applicable, with at least three Banking Days' prior written notice of any such cancellation;

(b)           each such cancellation shall be a minimum of Cdn. $2,500,000 and in whole multiples of Cdn. $500,000 thereafter;

(c)           any such cancellation under the Syndicated Facility shall be allocated on a Pro Rata Basis among the Syndicated Facility Lenders; and

(d)           any cancellation notice shall be irrevocable.

2.6          Loans - General

(a)           Loans shall be made in such currency and at the time and in the manner requested by the Borrower, subject to this Agreement and upon fulfilment of all conditions precedent to the making of such Loans.

(b)           No Loans need be made except on a Banking Day.

(c)           All Loans by the Lenders (other than Operating Facility Advances) and all payments by the Borrower hereunder (other than with respect to Operating Facility Advances) shall be made at the Agent's Designated Branch in immediately available freely transferable funds. The Borrower shall open and maintain the Borrower's Accounts (and, with respect to the Operating Facility Advances, accounts with the Operating Facility Lender) for the purpose of receiving Loans and making payments, repayments and prepayments under this Agreement.

(d)           The Agent shall open and maintain books of account evidencing all Syndicated Facility Advances and all other amounts owing by the Borrower to the Lenders hereunder (other than under the Operating Facility). The Operating Facility Lender shall open and maintain books of accounts evidencing the Operating Facility Advances and all other amounts owing with respect thereto. The Agent and the Operating Facility Lender, as applicable, shall enter in the foregoing books of accounts details of all applicable amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing books of accounts shall constitute prima facie evidence of the Loan Indebtedness owing from time to time by the Borrower to the Agent, the Lenders and the Operating Facility Lender hereunder.

2.7          Loans: Inter-Lender Arrangements

(a)           Upon receipt by the Agent of a Notice of Drawdown or a Notice of Rollover/ Conversion/Repayment in respect of the Syndicated Facility from the Borrower, the Agent shall promptly advise each Lender of the date, amount and other particulars with respect to such Drawdown, Conversion or Rollover and the amount of each Lender's Pro Rata Share thereof.

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(b)           Subject to prior satisfaction of the applicable conditions precedent set forth in Section 10.2, the Operating Facility Lender shall remit the requested Operating Facility Advance to the Borrower’s Account on the relevant Drawdown Date, Rollover Date or Conversion Date for same day value, each Syndicated Facility Lender shall, subject to Section 2.2(f) remit its Pro Rata Share of each requested Syndicated Facility Advance to the applicable Agent's Accounts on the relevant Drawdown Date, Rollover Date or Conversion Date for same day value. The Agent shall make such funds available to the Borrower by crediting the Borrower's Accounts for same day value on the relevant Drawdown Date, Rollover Date or Conversion Date.

2.8          Borrowing Base

(a)           Borrowing Base. As of the Effective Date, the Borrowing Base is $100,000,000. The Lenders shall re-determine the Borrowing Base pursuant to Section 2.8(b).

(b)           Re-Determinations. A semi-annual re-determination of the Borrowing Base will occur on or before May 31 and November 30 in each year during the term of this Agreement (in each such case, a "Borrowing Base Date") and at such other times as provided in this Agreement; provided that the first such scheduled semi-annual re-determination shall be the re-determination scheduled for November and shall occur on or before November 30, 2018. In addition, the Majority Lenders shall have the right to re-determine the Borrowing Base at any time not more than once during any calendar year upon written notice to the Borrower. Any Borrowing Base re-determination shall be conducted in accordance with Section 2.8(c).

(c)           Method of Determination. In making any determination or re-determination of the Borrowing Base pursuant to this Agreement, each Lender will act in accordance with its usual and customary practices for production loans of this nature using such reasonable assumptions as each such Lender may determine in its sole discretion. With respect to Borrowing Base determinations or re-determinations to be made by a Borrowing Base Date pursuant to Section 2.8(a), each Lender shall provide to the Agent written notice of its Borrowing Base determination or re-determination by no later than ten (10) days prior to the applicable Borrowing Base Date.

Each Borrowing Base determination or re-determination pursuant to this Agreement will require the unanimous consent of all of the Lenders and the Operating Facility Lender. For greater certainty, if the Lenders and the Operating Facility Lender cannot agree upon the amount of the Borrowing Base by the applicable Borrowing Base Date, the Borrowing Base shall be equal to the lowest Borrowing Base, as determined by any single applicable Lender in conjunction with that Borrowing Base determination or re-determination on or before such applicable Borrowing Base Date.

Neither the Agent nor any Lender (including the Operating Facility Lender) shall have any liability or responsibility for any acts or omissions of another Lender in connection with any determination or re-determination by such other Lender of the Borrowing Base, including in connection with any Borrowing Base determination or re-determination that may result hereunder

(d)           Notification and Information. The Agent will notify the Borrower of the determination of the Borrowing Base on or before each Borrowing Base Date, and will include in such notification the Borrowing Base amount which each Lender determined or re-determined. The Borrowing Base determination will remain in effect until the next re-determination is made as required or permitted under this Agreement. The Borrower will cooperate in all respects in providing the Lenders, through the Agent, in a timely manner with such information as may be required by such Lenders to assist such Lenders in determining the Borrowing Base within the time periods required under this Agreement.

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(e)           Engineering Report. The determination of the Borrowing Base on May 31 of any year will be based upon the Independent Engineering Report provided under Section 9.1(d)(i). The determination of the Borrowing Base on November 30 of any year will be based upon the Internal Reserves Change Report or Independent Engineering Report provided under Section 9.1(d)(ii). The determination of the Borrowing Base at any other times may be based upon an Internal Reserves Change Report unless an updated Independent Engineering Report is otherwise available.

(f)            Borrower May Request Re-determination. The Borrower may at any time request a re-determination of the Borrowing Base, which re-determination shall be conducted in accordance with Section 2.8(c). Upon such request, the Borrowing Base will be re-determined as soon as reasonably practicable, provided that the Borrower has made available to the Lenders the current information which, in the opinion of such Lenders, acting reasonably, is required to perform such re-determination. The Borrowing Base will be adjusted, if applicable, effective on the date specified in the notice of same given by the Agent for and on behalf of the Lenders to the Borrower. In connection with such re-determination, the Lenders will be entitled to charge the Borrower a reasonable "work fee" to be agreed upon between the Borrower and the Lenders.

(g)           Meeting with the Lenders. The Borrower will meet with the Lenders at the time of each Borrowing Base determination to review and discuss the production profile of the Borrowing Base Properties and such other matters affecting the Borrower's business as such Lenders may request, acting reasonably.

(h)           Dispositions of Borrowing Base Properties. In addition to Permitted Dispositions, if no Default, Event of Default or Borrowing Base Shortfall exists or would exist immediately thereafter, the Borrower and any Material Subsidiary will be entitled to sell or otherwise dispose of any of its Borrowing Base Properties for fair value to any arms' length third party, provided that (A) at least 10 days prior to such sale or other disposition, it notifies the Agent of its intention to effect such sale or other disposition and provides reasonable information with respect to the terms thereof, (B) if any Lender requests a re-determination of the Borrowing Base having regard to the properties being sold or otherwise disposed of, such re-determination has been completed prior to such sale or other disposition in a manner consistent with the methodology set out in Section 2.8(c) (unless all of the Lenders, in their sole discretion, consent to such sale or other disposition proceeding prior to such re-determination being completed), and (C) no Borrowing Base Shortfall exists as a result of such disposition, as may be re-determined as aforesaid, or the Borrower has used the proceeds of such disposition to eliminate any Borrowing Base Shortfall that results from such disposition, contemporaneously with such disposition.

(i)             Redetermination on Change Causing a Material Adverse Effect. In addition to semi-annual determinations of the Borrowing Base and the right to request an additional re-determination once per calendar year with written notice to the Borrower pursuant to Section 2.8(b), the Majority Lenders shall have the right, after the occurrence of any event, circumstances, occurrence or change which causes a Material Adverse Effect (as determined by the Majority Lenders, acting reasonably) which is reasonably attributable to a change in the Borrowing Base Properties, to request at any time an Independent Engineering Report, which shall be prepared at the sole expense of the Borrower, to redetermine the Borrowing Base, provided that if the Material Adverse Effect has occurred primarily as a result of a general reduction in commodity prices or exchange rates, the Lenders may redetermine the Borrowing Base but cannot as a result of such causes require an Independent Engineering Report. Any Borrowing Base re-determination shall be conducted in accordance with Section 2.8(c).

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(j)             Reduction of Commitments. After any reduction in the Borrowing Base pursuant to this Section 2.8, the Total Syndicated Facility Commitment and the Operating Facility Commitment shall be reduced proportionately (having regard to the respective Commitments of each Syndicated Facility Lender and the Operating Facility Lender, and the Total Commitments, and without the need for any further consent or approval from such Lenders) so that the Total Commitment equals the most recent determination of the Borrowing Base. Each such reduction shall be promptly communicated to the Agent and shall be effective upon the Agent's delivery of notice of such reduction to the Borrower.

(k)           Mandatory Principal Reduction. Within 60 days after the Borrower is notified by the Agent of a Borrowing Base Shortfall, the Borrower shall repay any amount required to reduce the Equivalent Amount in Cdn. Dollars of the Outstanding Principal under the Syndicated Facility and under the Operating Facility to an amount not exceeding the reduced Total Syndicated Facility Commitment and the Operating Facility Commitment, respectively, and until such Borrowing Base Shortfall is eliminated:

(i)             neither the Syndicated Facility Lenders nor the Operating Facility Lender shall have any obligation to make available any further Drawdowns under the Syndicated Facility or the Operating Facility, respectively; and

(ii)            any Rollover or Conversion of existing Loans into BA Issues or LIBOR Loans shall not create BA Periods or LIBOR Periods which expire after the earlier of (A) 30 days and (B) 60 days after the Borrower is notified by the Agent of such Borrowing Base Shortfall.

(l)             Assurances and Costs. The Borrower, at the request of the Agent, shall execute such documents and instruments as the Agent requests to give effect to any reductions or revisions made pursuant to this Section 2.8. The Borrower shall pay all reasonable costs and expenses (including reasonable legal and registration fees) relating to the preparation and registration of such documents and instruments.

(m)          Allocations. Each reduction of the Commitments under this Section 2.8 shall:

(i)             be allocated among the Syndicated Facility Lenders and the Operating Facility Lender in proportion to their respective Commitments at the time of such reduction; and

(ii)            be permanent, unless all of the Syndicated Facility Lenders and the Operating Facility Lender consent otherwise.

(n)           Unsecured Note Debt Borrowing Base Reduction. Effective upon the issuance of any Unsecured Note Debt (for certainty, other than the Existing Unsecured Note Debt), the Borrowing Base shall, automatically and without any action by the Agent or the Lenders, be reduced by an amount equal to the then applicable Unsecured Note Debt Borrowing Base Reduction, where “Unsecured Note Debt Borrowing Base Reduction” means the Canadian Dollar Equivalent Amount (determined on the date of such Borrowing Base adjustment) of the debt service requirements for the next two years of the Unsecured Note Debt being issued (including without limitation interest, premiums and any original issue discount), provided that any redetermination of the Borrowing Base after the initial issuance of any Unsecured Note Debt, and any redetermination of the Borrowing Base in connection with the issuance of any Unsecured Note Debt that is being used to refinance any Unsecured Note Debt issued prior thereto, shall, without duplication of the initial Unsecured Note Debt Borrowing Base Reduction, take into account the then outstanding Unsecured Note Debt and the then applicable Unsecured Note Debt Borrowing Base Reduction.

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2.9          Swap Facilities

Subject to Section 7.2 and the hedging restrictions contained in Section 9.2, each Swap Lender may, without any obligation to do so, enter into Hedge Agreements with the Borrower or any Material Subsidiary, provided that all Secured Swap Obligations rank at all times pari passu with the Loan Indebtedness and senior to any Debt which is subordinate to the Loan Indebtedness including, without limitation, any Subordinated Debt and any Debt arising under any Convertible Debentures. Any Swap Lender that enters into a Hedge Agreement in good faith and without actual knowledge of a contravention of the hedging restrictions contained in Section 9.2 shall be entitled to the benefit of the Security regardless of any contravention of such hedging restrictions.

2.10        Takeover Notification

(a)           If the Borrower wishes to utilize any Drawdowns to finance in whole or in part a take-over bid (as defined under applicable securities laws) which is unsolicited (a "Takeover"), then either:

(i)             the Borrower shall provide to the Agent evidence satisfactory to the Agent (acting reasonably) of the agreement of the board of directors or its equivalent of the person that is the target of the Takeover approving the Takeover; or

(ii)            the following steps shall be followed:

(A)	at least seven Banking Days prior to the delivery of any notice to the Agent pursuant to Section 2.3 requesting Drawdowns intended to be utilized for such Takeover, a senior officer of the Borrower shall advise the Agent of the particulars of such Takeover in sufficient detail to enable each Lender to determine whether it has a conflict of interest if Drawdowns from such Lender are utilized by the Borrower for such Takeover, and the Agent shall promptly ensure that a Vice President of each Lender (or such other senior officer of such Lender as may be designated by such Lender to the Agent from time to time) is advised of such information; and

(B)	within five Banking Days of being so advised:

(1)	if a Lender shall not have notified the Borrower and the Agent that an actual conflict of interest exists (such determination to be made by each Lender in the exercise of its sole discretion having regard to such considerations as it deems appropriate), such Lender shall be deemed to have no such actual conflict of interest; or

(2)	if a Lender has notified the Borrower and the Agent within such period that such an actual conflict of interest exists, then upon the Borrower and the Agent being so notified, such Lender shall have no obligation to provide Drawdowns to finance such Takeover notwithstanding any other provision of this Agreement to the contrary.

(b)           If any notification has been made by a Lender pursuant to Section (1), then, except as provided in Section 2.10(c) below, Pro Rata Shares of any Drawdowns made to finance the Takeover in respect of which such notice was given shall be determined without reference to the Commitments of such Lender. Any such notification given by a Lender shall not relieve any other Lender of any of its obligations hereunder, provided that no Lender shall be obligated by this Section to provide Drawdowns in excess of its Commitment.

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(c)           If the conflict of interest giving rise to a notification under Section (1) ceases to exist (whether by successful completion of the Takeover or otherwise), then the Lender giving such notification shall, on the next Rollover or Conversion of or, in the case of a Prime Loan or a USBR Loan, the next Interest Payment Date for, the Loans made to finance the relevant Takeover, purchase, and the other Lenders shall on a rateable basis sell and assign to such Lender, portions of such Advances equal in total to the notifying Lender's Pro Rata Share thereof without regard to Sections 2.10(a) and 2.10(b).

2.11        Designation of Material and Unrestricted Subsidiaries

The Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the covenant in Section 9.1(o) (including without limitation, an Officer's Certificate certifying such compliance)), be entitled to designate that either:

(a)           an Unrestricted Subsidiary shall become a Material Subsidiary; or

(b)           a Material Subsidiary shall become an Unrestricted Subsidiary;

provided that the Borrower shall not be entitled to designate that a Material Subsidiary shall become an Unrestricted Subsidiary if:

(c)           a Default or an Event of Default has occurred and is continuing;

(d)           a Default or an Event of Default would result from or exist immediately after such a designation;

(e)           such Subsidiary owns any interest in or to any Borrowing Base Property; or

(f)            such Subsidiary has provided Second Lien Security (unless such Second Lien Security is being released concurrently with the release of any Guarantee and Security provided by such Subsidiary pursuant to this Agreement).

The Agent shall promptly circulate a revised Schedule F to all parties following any designation of an Unrestricted Subsidiary as a Material Subsidiary or of a Material Subsidiary as an Unrestricted Subsidiary, and shall provide a release of any Guarantee and Security given by a Material Subsidiary that becomes an Unrestricted Subsidiary, in order to give effect to the provisions of this Section 2.11.

Article 3
INTEREST AND FEES

3.1          Interest on Prime Loans

The Borrower shall pay interest in Cdn Dollars on its Prime Loans outstanding from time to time at a rate per annum equal to the aggregate of the Prime Rate and the Applicable Pricing Margin for the Prime Margin in effect from time to time. Such interest shall be calculated on the principal amount of each Prime Loan and on the basis of the actual number of days each such Prime Loan is outstanding in a year of 365 days. Such interest shall be payable monthly in arrears on each Interest Payment Date for such Prime Loan. Changes in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to each Prime Loan without the necessity of any notice to the Borrower.

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3.2          Interest on USBR Loans

The Borrower shall pay interest in US Dollars on its USBR Loans outstanding from time to time at a rate per annum equal to the aggregate of the USBR and the Applicable Pricing Margin for the USBR Margin in effect from time to time. Such interest shall be calculated on the principal amount of each USBR Loan and on the basis of the actual number of days each such USBR Loan is outstanding in a year of 365 days. Such interest shall be payable monthly in arrears on each Interest Payment Date for such USBR Loan. Changes in the USBR shall cause an immediate adjustment of the interest rate applicable to each USBR Loan without the necessity of any notice to the Borrower.

3.3          Interest on LIBOR Loans

The Borrower shall pay interest in US Dollars on its LIBOR Loans outstanding from time to time at a rate per annum equal to the aggregate of the LIBOR for each LIBOR Period and the Applicable Pricing Margin for the LIBOR Margin in effect from time to time. Such interest shall accrue daily on the principal amount of each LIBOR Loan outstanding during each such LIBOR Period and on the basis of the actual number of days each such LIBOR Loan is outstanding in a year of 360 days. Such interest shall be payable in arrears on each Interest Payment Date for such LIBOR Loan.

3.4          Payment of BA Stamping Fees

Upon acceptance of a Bankers' Acceptance by a Lender, the Borrower shall pay to the Agent for the benefit of such Lender (if such Lender is a Syndicated Facility Lender), or pay to the Operating Facility Lender (if such Lender is the Operating Facility Lender), by way of set-off in accordance with Section 4.2, a fee (the "BA Stamping Fee") payable in Cdn. Dollars and calculated on the face amount of each Bankers' Acceptance accepted by such Lender at the rate per annum equal to the Applicable Pricing Margin for the BA Stamping Fee, computed on the basis of the number of days to but excluding the maturity date of such Bankers' Acceptance and a year of 365 days.

3.5          Standby Fees

(a)           The Borrower shall pay:

(i)             to the Agent for the account of each Syndicated Facility Lender, a standby fee in Cdn. Dollars calculated on the amount, if any, by which the amount of the Outstanding Principal owed to such Lender under the Syndicated Facility each day during the term hereof is less than such Lender's Syndicated Facility Commitment; and

(ii)            the Operating Facility Lender a standby fee in Cdn. Dollars calculated on the amount, if any, by which the amount of the Outstanding Principal owed to the Operating Facility Lender under the Operating Facility each day during the term hereof is less than the Operating Facility Lender's Operating Facility Commitment;

at the rate per annum equal to the Applicable Pricing Margin for Standby Fees and computed on the basis of the number of days in the relevant period of determination. Fees determined in accordance with this Section shall accrue daily from and after the date hereof and be payable by the Borrower in accordance with Section 3.5(b), until the cancellation in full of the Syndicated Facility or Operating Facility, as applicable.

(b)           The standby fees referred to in Section 3.5(a) shall be payable monthly in arrears on the first Banking Day following the end of each month.

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(c)           In order to calculate the daily Outstanding Principal on any day, the Agent shall convert any Loans in U.S. Dollars into the Equivalent Amount in Cdn. Dollars (based on the daily rate of exchange quoted by Bank of Canada on such day).

(d)           For certainty, no standby fees shall be payable by the Borrower in respect of a Non-Extending Lender after the Term Out Date applicable to such Lender.

3.6          LC Fees

Upon the issuance of each Letter of Credit, the Borrower shall pay the LC Fee to the Operating Facility Lender, which LC Fees shall be payable to the Agent quarterly in arrears on the first Banking Day of each Fiscal Quarter. The LC Fee for each Letter of Credit shall be calculated on the basis of the Applicable Pricing Margin for Letters of Credit, the stated maximum amount of such Letter of Credit and the actual number of days in the term of such Letter of Credit and shall be payable in the currency of issuance of such Letter of Credit; provided that the minimum LC Fee shall be Cdn. $[Redacted] or U.S. $[Redacted] as applicable, per Letter of Credit. The LC Fee shall be for the sole account of the Operating Facility Lender. If a Letter of Credit is drawn or cancelled prior to its expiry date, the Operating Facility Lender shall refund a pro rata share of the LC Fee to the Borrower.

3.7          Agent's Fees

The Borrower shall pay to the Agent, for its own account, the fees required to be paid by the Borrower to the Agent pursuant to the Agency Fee Agreement. Any unpaid fees under the Agency Fee Agreement shall be deemed to form part of the Loan Indebtedness.

3.8          Interest on Overdue Amounts

To the maximum extent permitted by law, the Borrower shall pay interest on all overdue amounts owing by the Borrower hereunder (including any overdue interest payments) from the date each such amount is due until the date each such amount is paid in full (but excluding the date of such payment if the payment is made before 11:00 a.m. Calgary time). Such interest shall be calculated daily, compounded monthly and payable on demand of the Agent at a rate per annum equal to (a) if the overdue payment is in respect of a Loan, the interest rate then applicable to such Loan and (b) if the overdue payment is not in respect of a Loan, the aggregate of the Prime Rate in effect from time to time plus [Amount Redacted]% per annum in respect of amounts due in Cdn. Dollars, and at a rate per annum equal to the aggregate of the USBR in effect from time to time plus [Amount Redacted]% per annum in respect of amounts due in U.S. Dollars.

3.9          General Interest Provisions

(a)           In the event of any dispute, disagreement or adjudication involving or pertaining to the determination of the Prime Rate, USBR, LIBOR, CDOR Rate or Federal Funds Rate in effect at any time, the certificate of the Agent as to such rate shall be accepted as prima facie evidence thereof for all purposes of this Agreement.

(b)           Each determination by the Agent of the amount of interest, fees or other amounts due from the Borrower hereunder shall be prima facie evidence of the accuracy of such determination.

(c)           All interest, fees and other amounts payable by the Borrower hereunder shall accrue daily, be computed as described herein, and be payable both before and after demand, maturity, default and judgment.

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(d)           To the maximum extent permitted by law, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders.

(e)           In no event shall any interest, fees or other amounts payable hereunder exceed the maximum rate permitted by law. If any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced to the maximum rate recoverable under law assuming that the parties had agreed to such amount by contract.

(f)            For the purposes of the Interest Act (Canada):

(i)             whenever a rate of interest or other rate per annum hereunder or under any other Loan Document is calculated on the basis of a year (a "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year;

(ii)            the annual rate of interest which is equivalent to the interest rate determined by reference to LIBOR or the Federal Funds Rate hereunder shall be the determined rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 360;

(iii)           the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement;

(iv)          the rates of interest specified in this Agreement are intended to be nominal rates and not effective rates;

(v)           unless otherwise stated, the rates of interest specified in this Agreement are to be calculated on the basis of a calendar year of 365 days (or 366 days, as applicable);

(vi)          THE BORROWER ACKNOWLEDGES AND CONFIRMS THAT: (A) THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ARTICLE 3 HEREOF AND THE CONSTITUENT DEFINITIONS HEREIN AND UNDER THE OTHER LOAN DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER, SATISFIES THE REQUIREMENTS OF SECTION 4 OF THE INTEREST ACT (CANADA) TO THE EXTENT THAT SECTION 4 OF THE INTEREST ACT (CANADA) APPLIES TO THE EXPRESSION, STATEMENT OR CALCULATION OF ANY RATE OF INTEREST OR OTHER RATE PER ANNUM HEREUNDER OR UNDER ANY OTHER DOCUMENT; AND (B) THE BORROWER AND THE MATERIAL SUBSIDIARIES ARE EACH ABLE TO CALCULATE THE YEARLY RATE OR PERCENTAGE OF INTEREST PAYABLE UNDER ANY LOAN DOCUMENT BASED ON THE METHODOLOGY SET OUT HEREIN AND UNDER THE OTHER LOAN DOCUMENTS, INCLUDING, WITHOUT LIMITATION, Article 3 HEREOF AND THE CONSTITUENT DEFINITIONS HEREIN AND UNDER THE OTHER LOAN DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER; and

(vii)         THE BORROWER HEREBY IRREVOCABLY AGREES NOT TO, AND AGREES TO CAUSE EACH OF THE MATERIAL SUBSIDIARIES NOT TO, PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE LOAN DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE BORROWER OR ANY MATERIAL SUBSIDIARY, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

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Article 4
BANKERS' ACCEPTANCES

4.1          Form of Bankers' Acceptances

(a)           Each bankers' acceptance draft to be tendered by the Borrower for acceptance by a Lender will be drawn on a form acceptable to such accepting Lender.

(b)           The face amount of any Bankers' Acceptance shall be Cdn. $100,000 or any integral multiple thereof. If the face amount of a Bankers' Acceptance which would otherwise be accepted by a Lender would not be Cdn. $100,000 or an integral multiple thereof, such face amount shall be increased or decreased by the Agent in its sole discretion to Cdn. $100,000 or the nearest integral multiple of that amount, as appropriate.

(c)           The term to maturity of each draft drawn by the Borrower to be accepted as a Bankers' Acceptance shall, subject to market availability as determined by the Lenders, be the BA Period selected by the Borrower in the relevant Notice of Drawdown or Notice of Rollover/Conversion/Repayment, and each Bankers' Acceptance shall be payable and mature on the last day of the BA Period selected by the Borrower for such Bankers' Acceptance.

4.2          Purchase of Bankers' Acceptances

Each Lender, other than a Non-BA Lender, hereby agrees to purchase, or arrange for purchase of, at the BA Discount Rate, each Bankers' Acceptance accepted by it and to provide to the Agent for the account of the Borrower, or if such Lender is the Operating Facility Lender, to provide to the Borrower, for value on the date of purchase of such Bankers' Acceptance, the BA Discount Proceeds for such Bankers' Acceptance less the BA Stamping Fee for such Bankers' Acceptance.

4.3          Depository Bills and Notes Act

If and for so long as the power of attorney referred to in Section 4.4(a) is in force with respect to each of the Lenders, it is intended that pursuant to the DBNA, all Bankers' Acceptances accepted by the Lenders under this Agreement will be issued in the form of a "depository bill" (as defined in the DBNA), deposited with a "clearing house" (as defined in the DBNA including The Canadian Depository for Securities Ltd. or its nominee CDS & Co.). In order to give effect to the foregoing, the Agent will, subject to the approval of the Borrower and the Majority Lenders, establish and notify the Borrower and the Lenders of any additional procedures, consistent with the terms of this Agreement and the DBNA, as are reasonably necessary to accomplish such intention, including:

(a)           any instrument held by the Agent or the Operating Facility Lender for the purposes of Bankers' Acceptances will have marked prominently and legibly on its face and within its text, at or before the time of issue, the words "This is a depository bill subject to the Depository Bills and Notes Act (Canada).";

(b)           any reference to the authentication of the Bankers' Acceptance will be removed; and

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(c)           any reference to the "bearer" will be removed and such Bankers' Acceptances will not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

4.4          Terms of Acceptance by Lenders

(a)           Power of Attorney. The Borrower hereby appoints each Lender, acting by any authorized signatory of such Lender, the attorney of the undersigned:

(i)             to execute, for and on behalf and in the name of the Borrower as drawer, and to endorse on its behalf, drafts in such Lender's standard form which constitute depository bills for the purpose of the DBNA (in the case of Lenders other than Non-BA Lenders) and bills of exchange for the purpose of the Bills of Exchange Act (Canada);

(ii)            to complete the amount, date and maturity date of such Bankers' Acceptances; and

(iii)           if applicable, to deposit such Bankers' Acceptances which have been accepted by the Lender with a clearing house (as defined in the DBNA);

provided that such acts in each case are to be undertaken by such Lender strictly in accordance with instructions given to such Lender by the Borrower as provided in this Section 4.4(a). For certainty, signatures of any authorized signatory of such Lender may be mechanically reproduced in facsimile on Bankers' Acceptances issued in accordance with Section 4.5 and such facsimile signatures will be binding and effective as if they had been manually executed by such authorized signatory of such Lender. Instructions from the Borrower to such Lender relating to the execution, completion, endorsement, discount and/or delivery by such Lender on behalf of the Borrower of Bankers' Acceptances will be communicated by delivery to the Agent or the Operating Facility Lender, as applicable, of a Notice of Drawdown or Notice of Rollover/Conversion/Repayment. This power of attorney may be withdrawn by the Borrower providing each Lender with two days written notice of such withdrawal.

(b)           Delivery and Payment.

(i)             If the Borrower has withdrawn the power of attorney pursuant to Section 4.4(a), the Borrower will pre-sign and deliver to each Lender bankers' acceptance drafts in sufficient quantity to meet the Borrower's requirements for anticipated Loans by way of Bankers' Acceptances.

(ii)            The Borrower waives presentment for payment and any defence to payment of any Bankers' Acceptances and the Borrower will not claim any days of grace for the payment at maturity of any Bankers' Acceptances.

(iii)           Any amount owing by the Borrower in respect of any Bankers' Acceptance which is not paid in accordance with the foregoing, will, as and from its maturity date, be deemed to be outstanding hereunder as a Prime Loan.

(c)           No Liability. The Lenders will not be liable for any damage, loss or improper use of any bankers' acceptance draft or promissory note endorsed in blank except for any loss arising by reason of a Lender failing to use the same standard of care in the custody of such bankers' acceptance drafts or promissory notes as each such Lender uses in the custody of its own property of a similar nature.

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4.5          Mechanics of Issuance

(a)           By 10:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date involving a BA Issue, the Borrower shall be deemed to have authorized each Lender, other than any Lender that is a Non-BA Lender, to sign on behalf of the Borrower (if the power of attorney referred to in Section 4.4(a) remains in force with respect to such Lender), complete and accept, drafts drawn by the Borrower on such Lender in a principal amount at maturity equal to such Lender's Pro Rata Share (as adjusted pursuant to Sections 4.1(b) and 4.5(b)) of the aggregate amount of the Bankers' Acceptances specified by the Borrower in the relevant Notice of Drawdown or Notice of Rollover/Conversion/Repayment, as notified to the Lenders by the Agent.

(b)           Upon receipt by the Agent of a Notice of Drawdown or Notice of Rollover/Conversion/Repayment from the Borrower requesting a BA Issue, the Agent shall promptly notify the Lenders thereof and advise each Lender of the aggregate face amount of Bankers' Acceptances to be accepted by such Lender, the date of issue, the BA Period for such BA Issue and the BA Discount Proceeds and BA Stamping Fee in respect of the Bankers' Acceptances to be accepted by such Lender. The allocation among the Lenders of the face amounts of Bankers' Acceptances to be accepted by each Lender shall be determined by the Agent on a Pro Rata Basis; provided that, when such allocation cannot be evenly made, such allocation shall be rounded by the Agent in its discretion in accordance with its normal money market practices.

(c)           On each Drawdown Date, Rollover Date or Conversion Date involving a BA Issue, each Lender, other than any Lender that is a Non-BA Lender, shall complete and accept, in accordance with the Notice of Drawdown or Notice of Rollover/Conversion/Repayment delivered by the Borrower and, in the case of a BA Issue under the Syndicated Facility, advised by the Agent in connection with such issue, its Pro Rata Share (as adjusted pursuant to Sections 4.1(b) and 4.5(b)) of the Bankers' Acceptances to be issued on such date and shall purchase such Bankers' Acceptances for its own account at a purchase price which reflects the BA Discount Rate applicable to such issue.

(d)           On each Drawdown Date involving the issuance of Bankers' Acceptances, each Lender shall, for same day value on the Drawdown Date, remit the BA Discount Proceeds payable by such Lender (net of the BA Stamping Fee payable to such Lender pursuant to Section 3.4) to the Agent for the account of the Borrower or, in the case of a BA Issue under the Operating Facility, to the Borrower directly; and the Agent shall credit such funds to the Borrower's Accounts for same day value on such date.

(e)           In respect of any Rollover of Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to a Lender for the face amount of maturing Bankers' Acceptances accepted by such Lender, such Lender shall receive and retain for its own account the BA Discount Proceeds of new Bankers' Acceptances issued on such Rollover, and the Borrower shall on the maturity date of the Bankers' Acceptances being rolled over pay to the Agent for the account of such Lender or, in the case of a Rollover of Bankers' Acceptances under the Operating Facility, pay to the Operating Facility Lender directly, an amount equal to the difference between the face amount of the maturing Bankers' Acceptances and the BA Discount Proceeds from the new Bankers' Acceptances, together with the BA Stamping Fee payable to such Lender pursuant to Section 3.4.

(f)            In respect of any Conversion into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to a Lender for the amount of the converted Loan, each Lender shall receive and retain for its own account the BA Discount Proceeds of the Bankers' Acceptances issued upon such Conversion, and the Borrower shall on the Conversion Date pay to the Agent for the account of such Lender or, in the case of a Conversion of Bankers' Acceptances under the Operating Facility, pay to the Operating Facility Lender directly, an amount equal to the difference between the principal amount of the converted Loan and the aggregate BA Discount Proceeds from the Bankers' Acceptances issued on such Conversion, together with the BA Stamping Fee payable to such Lender pursuant to Section 3.4.

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(g)           Each Lender may at any time and from time to time hold, sell, negotiate, rediscount or otherwise dispose of any or all Bankers' Acceptances accepted and purchased by it for its own account.

4.6          BA Equivalent Advances

Notwithstanding the other provisions of this Article 4, a Non-BA Lender shall, in lieu of accepting and purchasing Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the BA Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances to such Non-BA Lender which such Lender would otherwise be required to accept and purchase as part of such a BA Issue. To determine the amount of such BA Discount Proceeds, the hypothetical sale shall be deemed to take place at the BA Discount Rate and using the BA Period for such BA Issue. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the relevant Drawdown of, Conversion into or Rollover of Bankers' Acceptances issued concurrently therewith. Concurrently with the making of a BA Equivalent Advance, a Non-BA Lender shall be entitled to deduct therefrom an amount equal to the BA Stamping Fee which such Lender would otherwise be entitled to receive pursuant to Section 3.4 as part of such BA Issue if such Lender was accepting Bankers' Acceptances, based on the amount payable on the maturity date of such BA Equivalent Advance. BA Equivalent Advances shall accrue interest at a per annum rate equal to the BA Discount Rate for the term of the BA Equivalent Advance. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-BA Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the face amount of the Bankers' Acceptance which, but for this Section 4.6, such Lender would otherwise have been required to accept. All references in this Agreement to "Loans", "Bankers' Acceptances" and "BA Issue" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-BA Lender as part of a Drawdown of, Conversion into or Rollover of Bankers' Acceptances.

Article 5
LETTERS OF CREDIT

5.1          Procedures and Limitations

The following provisions shall apply to LC Issues:

(a)           any request by the Borrower for the issuance of a Letter of Credit shall be given to the Operating Facility Lender;

(b)           each Letter of Credit shall have a term not exceeding 12 months or such longer period as may be acceptable to the Operating Facility Lender in its sole discretion and shall otherwise be in a form satisfactory to the Operating Facility Lender, provided that the term of each Letter of Credit shall be permitted to be automatically extended annually pursuant to the terms thereof for up to an additional 12 months or such longer period as may be acceptable to the Operating Facility Lender in its sole discretion, and further provided that no term of a Letter of Credit shall extend beyond the Maturity Date of the Operating Facility unless and until the Borrower has for the benefit of the Operating Facility Lender fully cash collateralized all amounts that may be payable by the Operating Facility Lender in connection with each such Letter of Credit, which cash collateral shall be deposited and maintained in a non-interest bearing cash collateral account with the Agent;

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(c)           the Operating Facility Lender shall have no obligation to issue a Letter of Credit until the Borrower has executed and delivered to the Operating Facility Lender such ancillary documents, including applications and indemnities, as the Operating Facility Lender normally requires for similar transactions at least three Banking Days prior to the date of issuance;

(d)           the Borrower may not effect a Conversion of a Letter of Credit; and

(e)           the Borrower shall immediately reimburse the Operating Facility Lender for any amounts drawn on a Letter of Credit failing which the Lender shall be deemed to have made a Prime Loan or USBR Loan, as applicable, depending on the currency of the Letter of Credit.

Article 6
PAYMENTS

6.1          Repayment and Prepayment of Loans

(a)           Within 60 days after the occurrence of a Borrowing Base Shortfall, the Borrower shall make a principal payment in the amount of such Borrowing Base Shortfall, all as more particularly set forth in Section 2.8(k).

(b)           If, as a result of currency fluctuations, the Equivalent Amount in Cdn. Dollars of the Outstanding Principal under any Credit Facility is at any time in excess of 105% of the aggregate Commitments for such Credit Facility, the Borrower shall within 5 Banking Days after receipt of notice from the Agent of such excess:

(i)             repay or otherwise reduce the Outstanding Principal under the applicable Credit Facility by the amount of such excess;

(ii)            if and to the extent permitted by the Agent or the Operating Facility Lender (as applicable), pay to such Person for deposit into an escrow account maintained by and in the name of such Person for the benefit of the applicable Lenders an amount equal to such excess; or

(iii)           any combination of (i) or (ii) above.

If such excess is less than 5% of the aggregate Commitments for the relevant Credit Facility, then the Borrower will only be required to repay such excess on the next Interest Payment Date, Rollover Date or Conversion Date, as applicable.

If the Equivalent Amount in Cdn. Dollars of the Outstanding Principal exceeds the aggregate Commitments for such Credit Facility for any reason other than currency fluctuations or the occurrence of a Borrowing Base Shortfall, the Borrower shall, promptly after receipt of notice from the Agent of such excess repay or otherwise reduce the Outstanding Principal under the applicable Credit Facility by the amount of such excess.

(c)           Subject to the other provisions hereof, the Borrower shall be entitled to repay or prepay all or any portion of any Loan without premium or penalty.

(d)           On the applicable Maturity Date for a Lender, the Borrower shall:

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(i)             repay in full all Outstanding Principal under the applicable Credit Facility owing to such Lender; and

(ii)            repay all other Loan Indebtedness under the applicable Credit Facility owing to such Lender,

provided that if, at the time of a contemplated repayment to a Non-Extending Lender pursuant to this Section 6.1(d), a Default, Event of Default or Borrowing Base Shortfall exists, or would exist or be reasonably expected to exist upon making such payment to a Non-Extending Lender, then if all or any portion of such repayment is received by such Lender from the Borrower at any such time, such amount(s) shall upon receipt be held for the account of all Syndicated Facility Lenders and the Operating Facility Lender, on a proportionate basis having regard to their respective Commitments and the Total Commitment.

6.2          Payments - General

(a)           In anticipation of any repayment or prepayment of any Loan under a Credit Facility, the Borrower shall deliver to the Agent or the Operating Facility Lender, as applicable, a Notice of Rollover/Conversion/Repayment with the same prior notice that would apply if the Borrower was obtaining a Drawdown of such Loan.

(b)           All payments of principal, interest, fees and other amounts owing from time to time by the Borrower to the Lenders pursuant to this Agreement shall be made in the currency in which the related Loan is outstanding (or in Cdn. Dollars if such payment does not relate to any Loan) by deposit or transfer from the Borrower's Accounts no later than noon (Calgary time) on the relevant date for payment. Any payment received after noon (Calgary time) shall be deemed to be received on the next following Banking Day.

(c)           The Borrower authorizes and directs the Agent and the Operating Facility Lender (as applicable) to automatically debit the Borrower's Accounts for all amounts payable by the Borrower under this Agreement, including the repayment of principal and the payment of interest and fees and all charges agreed to by the Borrower for the maintaining of the Borrower's Accounts, and to credit the Borrower's Accounts for amounts, if any, to be repaid to the Borrower by the Lenders under this Agreement. The Agent shall, as soon as is practical after making any such debit or credit, inform the Borrower of the amount thereof and provide reasonable details of the calculation thereof.

(d)           All payments by the Borrower hereunder shall be made in immediately available freely transferable funds.

(e)           The Borrower shall make all payments required hereunder, whether by way of principal, interest or otherwise, without regard to any defence, counterclaim or right of set off available to the Borrower and without withholding any Taxes. If the Borrower is required by Law to deduct any withholding Taxes from or in respect of any amounts payable under this Agreement (i) the amounts payable by the Borrower hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.2(e)) the Agent and the Lenders will receive an amount equal to the sum they would have received had no such deductions been made, (ii) the Borrower will make such deductions and (iii) the Borrower will pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable Law. Notwithstanding the foregoing, unless a Lender is an assignee in the circumstances contemplated in Section 15.2, the Borrower shall have no obligation to gross up for Taxes withheld wholly because a Lender is a non resident of Canada within the meaning of the Income Tax Act (Canada).

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(f)            Unless otherwise specifically provided for herein, if any payment required hereunder shall become due and payable on a day which is not a Banking Day, such payment shall be made on the next following Banking Day and any extension of time shall in such case be included in computing interest payable hereunder relating to such payment.

(g)           A repayment or prepayment of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays LIBOR breakage costs to the Lenders in accordance with Section 13.2).

(h)           A repayment or prepayment of a BA Issue may occur only on the maturity date for such BA Issue.

6.3          Application of Payments after an Event of Default

Except as otherwise agreed to by all the Lenders in their sole discretion, any sum received by the Agent or the Lenders for application in respect of the Loan Indebtedness, any Cash Management Obligations and any Secured Swap Obligations at any time after (a) the Agent has declared all or any part of the outstanding Loans or the Loan Indebtedness hereunder payable pursuant to Section 11.2, (b) the Loan Indebtedness has become due and payable automatically pursuant to Section 11.2 upon the occurrence of an Event of Default specified in Section 11.1(f), or (c) the occurrence of an Event of Default specified in Section 11.1(e), shall (except to the extent any such sums are received by a Lender in respect of a Secured Swap Obligation which is secured by a Permitted Lien other than the Security Documents) be applied by the Agent among the Lenders and the Agent in accordance with amounts owed to the Lenders, the Cash Manager, the Swap Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)           in or towards payment of any fees or expenses then due and payable to the Agent hereunder;

(b)           rateably among the Lenders, the Cash Manager and the Swap Lenders in respect of amounts due and payable to the Lenders, the Cash Manager and the Swap Lenders as and by way of recoverable expenses hereunder, under any Cash Management Documents and under any Hedge Agreement to which any Swap Lender is a party;

(c)           rateably among the Lenders in respect of amounts due and payable to the Lenders as and by way of any fees then due and payable to the Lenders hereunder;

(d)           rateably among the Lenders in respect of amounts due and payable to the Lenders by way of interest pursuant to Sections 3.1, 3.2 and 3.3, BA Stamping Fees pursuant to Section 3.4, LC Fees pursuant to Section 3.6, interest on overdue amounts pursuant to Section 3.8 and standby fees pursuant to Section 3.5;

(e)           rateably among the Lenders in respect of any other amount (other than Outstanding Principal) not hereinbefore referred to in this Section 6.3 which are then due and payable by the Borrower hereunder;

(f)            rateably among the Lenders, the Cash Manager and the Swap Lenders in or towards repayment to the Lenders, the Cash Manager and the Swap Lenders of the Loan Indebtedness then outstanding hereunder, the Cash Management Obligations then outstanding and the Secured Swap Obligations then outstanding, subject to any adjustments required to be made in accordance with the provisions of Section 14.4; and

(g)           any balance remaining to the Borrower or as otherwise required by applicable law.

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After the Agent has declared all or any part of the outstanding Loans or Loan Indebtedness hereunder payable as aforesaid or if the Loan Indebtedness has become due and payable automatically upon the occurrence of an Event of Default under Section 11.1(f), each Lender agrees that (i) it will at any time or from time to time thereafter at the request of the Agent as required by any Lender, purchase at par on a non-recourse basis a participation in the Aggregate Principal Amount owing to each of the other Lenders and make any other adjustments as are necessary or appropriate, in order that the Aggregate Principal Amounts owing to each of the Lenders, as adjusted pursuant to this Section 6.3, will be in the same proportion as each Lender’s Commitment was to the Total Commitment immediately prior to the Event of Default resulting in such declaration, and (ii) the amount of any repayment made by or on behalf of the Borrower and the Material Subsidiaries under the Loan Documents or any sum received by the Agent for repayment of Loan Indebtedness will be applied by the Agent in a manner such that to the extent possible the amount of the Aggregate Principal Amount owing to each Lender after giving effect to such application will be in the same proportion as each Lender’s Commitment was to the Total Commitment immediately prior to the Event of Default resulting in such declaration.

Article 7
SECURITY

7.1          Security

The Security shall constitute continuing collateral security for the Loan Indebtedness, the Secured Swap Obligations and the Cash Management Obligations. The Borrower shall deliver (to the extent not already delivered) to the Agent on behalf of the Lenders the following duly executed Security Documents:

(a)           an amended and restated Debenture from the Borrower in the principal amount of $1,000,000,000;

(b)           if and when any entity becomes a Material Subsidiary, the following documents prior to or concurrently with it becoming a Material Subsidiary:

(i)             a Guarantee from such Material Subsidiary; and

(ii)            a pledge agreement with respect to such Material Subsidiary substantively in the form of Schedule H-3 hereto pledging the shares of such Material Subsidiary;

(iii)           a Debenture from such Material Subsidiary in the principal amount of Cdn. $1,000,000,000; and

(c)           if and when requested by the Agent, such documents and instruments providing a fixed Lien in accordance with Section 7.6.

7.2          Sharing Security

The Borrower and the Lenders agree and acknowledge that the Security is being shared equally among (a) the Lenders to secure the Loan Indebtedness of the Borrower, (b) the Swap Lenders to secure the Secured Swap Obligations, and (c) the Cash Manager to secure the Cash Management Obligations, in each case on a pari passu basis, and that the Agent will hold the Security for the benefit of the Lenders, the Swap Lenders and the Cash Manager with respect to all Loan Indebtedness, the Secured Swap Obligations and the Cash Management Obligations. For purposes of the above sentence, pari passu basis means:

(a)           with respect to the Syndicated Facility Lenders, the Outstanding Principal under the Syndicated Facility relative to the aggregate of the Outstanding Principal under each of the Credit Facilities plus the Secured Swap Obligations plus the Cash Management Obligations;

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(b)           with respect to the Operating Facility Lender, the Outstanding Principal under the Operating Facility relative to the aggregate of the Outstanding Principal under each of the Credit Facilities plus the Secured Swap Obligations plus the Cash Management Obligations;

(c)           with respect to the Swap Lenders, the Secured Swap Obligations relative to the aggregate of the Outstanding Principal under each of the Credit Facilities plus the Secured Swap Obligations plus the Cash Management Obligations; and

(d)           with respect to the Cash Manager, the Cash Management Obligations relative to the aggregate of the Outstanding Principal under each of the Credit Facilities plus the Secured Swap Obligations plus the Cash Management Obligations.

The Swap Lenders, as amongst themselves, will share their pro rata allocation of the Security, as determined in paragraph (c) above, based on a pro rata allocation of the aggregate outstanding Secured Swap Obligations owing to each Swap Lender.

If requested by any of the Agent, the Majority Lenders, the Operating Facility Lender, any Swap Lender or the Cash Manager, then the Agent, the Lenders, the Swap Lenders and the Cash Manager will enter into such further agreements and assurances as may be reasonably requested to further evidence the provisions of this Section 7.2.

7.3          Exclusivity of Remedies

Nothing herein contained or in the Security now held or hereafter acquired by the Agent, the Lenders, the Swap Lenders or the Cash Manager nor any act or omission of the Agent, the Lenders, the Swap Lenders or the Cash Manager with respect to any such Security, will in any way prejudice or affect the rights, remedies or powers of the Agent, the Lenders, the Swap Lenders or the Cash Manager with respect to any other security at any time held by the Agent, the Lenders, the Swap Lenders or the Cash Manager.

7.4          Form of Security

The Security and all other agreements, documents and instruments referred to in Section 7.1 will be in such form or forms as will be required by the Agent acting reasonably. Should the Agent, acting reasonably, determine at any time and from time to time that the form and nature of the then existing Security is deficient in any way or does not fully provide the Agent, the Lenders, the Swap Lenders and the Cash Manager with the Liens and priority to which each is entitled hereunder, the Borrower will forthwith execute and deliver or cause to be executed and delivered to the Agent, at the Borrower's expense, such amendments to the Security or provide such new security as the Agent may reasonably request.

7.5          After-Acquired Property

All property acquired by or on behalf of the Borrower or a Material Subsidiary after the date of execution of the Security which forms part of the property of the Borrower or any Material Subsidiary (hereinafter collectively referred to as "After-Acquired Property"), will be subject to the charges and security interests of the Debentures delivered pursuant to Section 7.1, without any further conveyance, mortgage, pledge, charge, assignment or other act on the part of such parties. Without limiting the effect of the preceding sentence, the Borrower will from time to time execute and deliver, or cause to be executed and delivered, and the Agent will register, all at the Borrower's expense, such instruments supplemental to the Security, in form and substance satisfactory to the Agent, acting reasonably, as may be necessary or desirable to ensure that the Security as amended and supplemented constitutes in favour of the Agent, the Lenders, the Swap Lenders and the Cash Manager an effective fixed and floating charge or security interest over such After-Acquired Property as required hereunder, subject only to Permitted Liens which under applicable Law rank in priority thereto.

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7.6          Undertaking to Grant Additional Fixed Charge Security

At the request of the Agent or the Lenders, which request may be made at any time and from time to time, and in the sole discretion of the Agent or the Lenders, the Borrower will forthwith grant, or cause to be granted, to the Agent for the benefit of the Agent, the Lenders, the Swap Lenders and the Cash Manager, additional fixed charges to any charges already contained in a Debenture (subject only to Permitted Liens which under applicable Law rank in priority thereto) over such of the Borrower's and each Material Subsidiary's property (as to their respective interests therein) as the Agent, in its sole discretion, determines as security for all then present and future Loan Indebtedness, Secured Swap Obligations and Cash Management Obligations. In this connection, the Borrower will, or will cause the Material Subsidiaries to:

(a)           provide the Agent with such information as is reasonably required by the Agent to identify the additional property to be charged pursuant to this Section 7.6;

(b)           do all such things as are reasonably required to grant in favour of the Agent, the Lenders, the Swap Lenders and the Cash Manager a fixed Lien (subject only to Permitted Liens which under applicable Law rank in priority thereto) in respect of such additional property to be so charged pursuant to this Section 7.6;

(c)           provide the Agent with all corporate or partnership, as applicable, resolutions and other action, as reasonably required, for the Borrower or a Material Subsidiary to grant such charges to the Agent, the Lenders, the Swap Lenders and the Cash Manager in the property identified by the Agent to be so charged;

(d)           provide the Agent with such security instruments (including supplemental debentures), legal opinions and other documents which the Agent, acting reasonably, deems are necessary to give full force and effect to this Section 7.6;

(e)           assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada or any province thereof as the Agent, acting reasonably, deems necessary to give full force and effect to this Section 7.6; and

(f)            pay all costs and expenses incurred by the Agent in connection with the preparation, execution and registration of all agreements, documents and instruments, including any amendments to the Security, made in connection with this Section 7.6.

7.7          Registration of Security

The Security will be registered in such offices in Canada or any province thereof as the Agent may from time to time require to protect the Liens created thereby, including by way of specific fixed charge registrations against the real property titles to the P&NG Rights at any time and from time to time in the sole discretion of the Agent or the Lenders, as contemplated in Section 7.6, at the sole cost of the Borrower. The Borrower will assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada or any province thereof as the Agent, acting reasonably, deems necessary to give full force and effect to this Section 7.7.

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7.8          Discharge of Security

The Agent and the Lenders will discharge the Security at the Borrower's expense forthwith after all of the Loan Indebtedness and the Secured Swap Obligations have been unconditionally and irrevocably paid or satisfied in full and the Credit Facilities and each such swap facility has been cancelled.

7.9          Permitted Liens

None of:

(a)           the fact that the Borrower or a Subsidiary is, by the terms of this Agreement or any other Loan Document, permitted to create, assume or suffer to exist any Permitted Lien, Minor Title Defect, Permitted Debt or Permitted Contest;

(b)           the fact that any representation, warranty or covenant herein or in any other Loan Document may make an exception for the existence of any Permitted Lien, Minor Title Defect, Permitted Debt or Permitted Contest; or

(c)           the fact that the Liens created pursuant to the Security may be stated to be subject to, or are not required to rank in priority to, Permitted Liens, Minor Title Defects, Permitted Debt or Permitted Contests;

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Lien created pursuant to the Security to any Permitted Lien, Minor Title Defect, Permitted Debt or Permitted Contest or to any other Lien or other obligation whatsoever, or be construed to mean that the Loans under this Agreement or the Loan Documents (including the Security) are in any way subordinate or junior in right of payment to any Permitted Debt, it being the intention of the parties that all Liens created pursuant to the Security shall at all times rank as first priority Liens, including in priority to Permitted Liens, Minor Title Defects, Permitted Debt and Permitted Contests and all other Liens or other obligations whatsoever, subject to applicable Law.

Article 8
REPRESENTATIONS AND WARRANTIES

8.1          Representations and Warranties

The Borrower represents and warrants to the Agent and the Lenders as follows:

(a)           Organization and Power. The Borrower and each corporate Material Subsidiary is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary (except where failure to so register could not reasonably be expected to have a Material Adverse Effect), and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Loan Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action. Each Material Subsidiary that is a partnership or trust is validly subsisting as a partnership or a trust under the laws of its jurisdiction of formation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary (except where failure to so register could not reasonably be expected to have a Material Adverse Effect), and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Loan Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary partnership action or trust action, as applicable.

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(b)           No Violation. The execution, delivery and performance by the Borrower and each Material Subsidiary of the Loan Documents to which it is a party will not violate any provisions of:

(i)             any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction; or

(ii)            its constating documents, or any agreement, deed, undertaking or instrument to which it is a party or by which it or its assets are bound (including for certainty, the provisions of the Second Lien Credit Agreement and the Intercreditor Agreement).

(c)           Enforceability. Each of the Loan Documents constitutes, or when executed and delivered will constitute, a legal, valid and binding obligation of the Borrower or a Material Subsidiary (as applicable) enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights.

(d)           No Default. No Default or Event of Default exists.

(e)           No Material Adverse Effect. Since the effective date of the Borrower's most recent Financial Statements delivered to the Agent in accordance herewith, no event or circumstance has occurred or is continuing which has had, or would reasonably be expected to have, a Material Adverse Effect.

(f)            Agreements. Neither the Borrower nor any Material Subsidiary is in default under any agreement to which it is a party or by which it is bound except for any such default which individually or in the aggregate would not have, and would not reasonably be expected to have, a Material Adverse Effect.

(g)           Governmental Authorizations. The Borrower and each Material Subsidiary has obtained and maintained in full force and effect at all times all Governmental Authorizations which are reasonably necessary or advisable to conduct the business of the Borrower and each Material Subsidiary, except to the extent the failure to obtain or maintain such Governmental Authorizations would not have, and would not reasonably be expected to have, a Material Adverse Effect.

(h)           Financial Statements. The Financial Statements of the Borrower provided, or that will be provided, by the Borrower to the Agent in connection with this Agreement (or in connection with the negotiation of this Agreement) were or will be (as the case may be) prepared by the Borrower in accordance with GAAP, and fairly present the consolidated financial position of the Borrower at the date or dates thereof.

(i)             Taxes. All of the Taxes required to be remitted by the Borrower and each Material Subsidiary to any Governmental Authority have been paid or discharged, subject only to Permitted Contests or except to the extent that the failure to have remitted the same would not have or would not reasonably be expected to have a Material Adverse Effect.

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(j)             Compliance with Laws. The Borrower and each Material Subsidiary has complied with all Laws, including all Environmental Laws, relating to its assets, business and operations except to the extent that the failure to do so would not individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect, and:

(i)             the Borrower and each Material Subsidiary possesses all licences, permits and other Governmental Authorizations necessary to conduct its business including operations at its plants, other than such licences, permits and other Governmental Authorizations the absence of which would not individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect,

(ii)            neither the Borrower nor any Material Subsidiary has received any notices to the effect that the operations or the assets of the Borrower or any Material Subsidiary on its real property are not in full compliance with all Environmental Laws or the subject of any Environmental Claims, except, in each case, to the extent any failure to comply would not reasonably be expected to have a Material Adverse Effect,

(iii)           neither the Borrower nor any Material Subsidiary has received any notices of an Environmental Claim in any material amount as a result of the Release or threatened Release of any Hazardous Materials into the Environment or into any facility or structure nor have there been any Releases, spills or discharges of any Hazardous Materials into the Environment or into any facility or structure, which after lapse of time, would give rise to any Environmental Claims which in either case would have or would reasonably be expected to have a Material Adverse Effect nor is the Borrower or any Material Subsidiary aware that there is any basis for any such Environmental Claims being commenced,

(iv)          neither the Borrower nor any Material Subsidiary has used any real property as a landfill or waste disposal site, nor is the Borrower aware of the presence of any Hazardous Materials deposited or disposed of on any real property except in the normal and ordinary course of its business in accordance with standards adhered to by prudent oil and gas operators operating similar properties in Canada except in each case to the extent any failure to do so could not reasonably be expected to have a Material Adverse Effect, and

(v)           all pollution control equipment which operates as part of the business of the Borrower or any Material Subsidiary is effective in meeting applicable emissions limits and effluent pre-treatment standards, except to the extent any failure to do so would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(k)           Subsidiaries. As at the Effective Date, all Subsidiaries (including all Material Subsidiaries) are listed in Schedule F, the Borrower owns, directly or indirectly, 100% of the shares in the capital of each Material Subsidiary. Schedule F is a complete and accurate list of: (i) the jurisdictions of formation of the Borrower and each Subsidiary, (ii) each Subsidiary of the Borrower designated as a Material Subsidiary, (iii) the location of the chief executive office of the Borrower and its Subsidiaries, (iv) the location of the Borrower's and its Subsidiaries' respective businesses and material real property and tangible personal property and assets, and (v) the trade names, if any, used by the Borrower's and its Subsidiaries in the locations referred to in clause (iv) above.

(l)             Title to Assets. The Borrower and each Material Subsidiary has good and valid title to all of its Borrowing Base Properties, subject only to Permitted Liens and Minor Title Defects.

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(m)          Outstanding Debt. The Borrower and the Material Subsidiaries have no Debt outstanding other than the Permitted Debt. As of the Effective Date, neither the Borrower nor any Material Subsidiary is in default under the provisions of any instrument evidencing such Debt or of any agreement relating thereto.

(n)           Agreements re: Certain Inter-Company Transactions. As at the Effective Date: (A) there are no agreements which provide for or contain any commitment to transfer P&NG Rights as between or among any of the Borrower and/or any of its Subsidiaries; and (B) there are no agreements which provide for or create any obligations in respect of indebtedness for borrowed money as between or among the Borrower and/or any of its Subsidiaries.

(o)           Convertible Debentures. As of the Effective Date, neither the Borrower nor the Material Subsidiaries have any outstanding Convertible Debentures aside from the Convertible Debentures issued by the Borrower on August 9, 2016.

(p)           Actions Pending. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Borrower, threatened against the Borrower or any of the Material Subsidiaries which purports to affect the validity or enforceability of this Agreement or any other Loan Document.

(q)           Insurance. The Borrower and the Material Subsidiaries have (or have maintained on their behalf) in full force and effect such policies of insurance as are required in order for the Borrower to be in compliance with its covenant in Section 9.1(m).

(r)            Full Disclosure. All engineering reports and other information provided by or on behalf of the Borrower to the Agent or any Lender in writing in connection with the negotiation of this Agreement and the assessment of the Credit Facilities are true and correct in all material respects except to the extent any information has been updated, superseded or replaced by additional data, projections, models or information provided to the Agent hereunder, and there is no information known to the Borrower that would cause such information provided to the Agent or any Lender to be incorrect or misleading in any material respect.

(s)           Production Payments. As at the Effective Date, neither the Borrower nor any Material Subsidiary is a party to or otherwise bound by any Production Payment Transaction.

(t)            Sanctions; Anti-Corruption Laws; Anti-Money Laundering/ Anti-Terrorist Financing Laws.

(i)             No part of the proceeds of any Drawdown nor drawings under any Letter of Credit will be used, directly or, to the knowledge of the Borrower or any Subsidiary after due inquiry, indirectly, to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person in any manner that would result in any violation by any person (including any Lender and the Agent) of (A) any Sanctions or (B) applicable regulations, rules and executive orders administered by any Sanctions Authority.

(ii)            None of the Borrower nor any of its Subsidiaries (A) is, or will become a Sanctioned Person or (B) knowingly, after due inquiry, engages or will engage in any dealings or transactions, or is or will be otherwise knowingly, after due inquiry, associated, with any Sanctioned Person that would result in any violation of (x) any Sanctions or (y) applicable regulations, rules and executive orders administered by any Sanctions Authority.

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(iii)           Each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all material respects with all Sanctions and all applicable regulations, rules and executive orders administered by any Sanctions Authority.

(iv)          Each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all material respects with all Anti-Money Laundering/ Anti-Terrorist Financing Laws.

(v)           The Borrower and its Subsidiaries, to the Borrower's knowledge after due inquiry, are not the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Laws or Anti-Money Laundering/ Anti-Terrorist Financing Laws in which there is a reasonable possibility of an adverse decision and, to the Borrower's knowledge after due inquiry, no such investigation, inquiry or proceeding is pending or has been threatened.

(vi)          Each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all material respects with all Anti-Corruption Laws. No part of the proceeds of any Drawdown or any drawings under any Letter of Credit has been used or will be used, directly or, to the knowledge of the Borrower or any Subsidiary after due inquiry, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in a governmental capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Anti-Corruption Laws.

(vii)         The Borrower and its Subsidiaries have policies and procedures in place to ensure that each of the foregoing representations and warranties in this Section 9.1(s) are true and correct at all times.

(u)           Defined Benefit Plans. None of the Borrower or its Material Subsidiaries maintains or has maintained at any time a Defined Benefit Plan.

(v)           Accuracy of and Completeness of Information. Other than information constituting forecasts or projections which were prepared by the Borrower in good faith and based upon reasonable assumptions at the time made, there is no material error or inaccuracy known to the Borrower in any statement of fact made in any Loan Document delivered to the Agent or any Lender (or in any other document, instrument, record, writing, data, electronic file or other information delivered pursuant thereto), nor has it been determined by or on behalf of the Borrower that any of the foregoing is incomplete in the form as delivered to the Agent or the applicable Lender, since the date of delivery to the relevant recipient thereof, except, in each case, to the extent any such statement of fact, document or information has been updated, superseded or replaced by additional statements of fact, documents or information provided to the Agent or such Lender hereunder.

(w)           Interest Act (Canada).

(i)             This Agreement, including, without limitation, Article 3 hereof and the constituent definitions herein and under the other Loan Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Loan Document.

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(ii)            The Borrower and the Material Subsidiaries are each able to calculate the yearly rate or percentage of interest payable under any Loan Document based on the methodology set out herein and under the other Loan Documents, including Article 3 hereof and the constituent definitions herein and under the other Loan Documents relating to interest and other amounts payable hereunder and thereunder.

(x)           Peruvian Subsidiary. The Peruvian Subsidiary is a Shell Corporation.

(y)           Solvency.

(i)             The aggregate assets (after giving effect to amounts that could reasonably be received by reason of indemnity, offset, insurance or any similar arrangement), at a fair valuation, of the Borrower and its Subsidiaries, taken as a whole, will exceed the aggregate Debt of the Borrower and its Subsidiaries on a consolidated basis, as the Debt becomes absolute and matures.

(ii)            The Borrower will not have incurred or intended to incur, and will not believe that it will incur, Debt beyond its ability to pay such Debt (after taking into account the timing and amounts of cash to be received by it and the amounts to be payable on or in respect of its liabilities, and giving effect to amounts that could reasonably be received by reason of indemnity, offset, insurance or any similar arrangement) as such Debt becomes absolute and matures.

(iii)           The Borrower will not have (and will have no reason to believe that it will have thereafter) unreasonably small capital for the conduct of its business.

(iv)          None of the Borrower or any of the Material Subsidiaries is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada).

(z)            Security Documents. The Security Documents are effective to create in favor of the Agent, for its own benefit and on behalf of the Lenders, the Swap Lenders and the Cash Manager, a legal, valid and enforceable Lien in the Collateral and proceeds thereof. The Obligations are and shall be at all times secured by a legal, valid and enforceability perfected Liens in favor of the Agent, for its own benefit and on behalf of the Lenders, the Swap Lenders and the Cash Manager, covering and encumbering the Collateral, to the extent perfection has occurred or will occur, by the recording of a mortgage, the filing of a financing statement or, with respect to equity interests represented by certificates, by possession (in each case, to the extent available in the applicable jurisdiction); provided that, except as otherwise provided herein, Permitted Liens may exist.

8.2          Nature and Survival of Representations and Warranties

All statements contained in any certificate or other instrument delivered by or on behalf of the Borrower pursuant to or in connection with this Agreement, and all representations, warranties, covenants, indemnities and agreements contained in the Loan Documents, shall survive the execution and delivery of the Loan Documents, the making of Loans and the repayment of the Loan Indebtedness. All such representations and warranties shall be deemed to be repeated on each Drawdown Date under and pursuant to this Agreement, as if made on such date (except for those representations and warranties which are expressly limited to the Effective Date). All representations and warranties, whenever made (except for those representations and warranties which are expressly limited to the Effective Date), should be stated to be effective until termination of the Credit Agreement, notwithstanding any investigation made at any time by or on behalf of the Agent or any of the Lenders.

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Article 9
COVENANTS

9.1          Positive Covenants

The Borrower covenants and agrees with the Agent and the Lenders as follows:

(a)           Punctual Payment. The Borrower shall duly and punctually pay or cause to be paid the Loan Indebtedness at all times when due, at the places and in the manner specified herein.

(b)           Quarterly Reporting. Within 60 days after the end of each of the first three Fiscal Quarters, the Borrower shall provide the Agent with (i) quarterly unaudited consolidated Financial Statements of the Borrower, (ii) consolidated production and revenue reports of the Borrower and the Material Subsidiaries in form and substance satisfactory to the Agent, (iii) a Compliance Certificate, and (iv) if requested, an Environmental Certificate.

(c)           Annual Reporting. Within 120 days after the end of each Fiscal Year, the Borrower shall provide the Agent with (i) if requested, annual unaudited and unconsolidated Financial Statements for the Borrower and for each Material Subsidiary, (ii) annual audited consolidated Financial Statements of the Borrower, (iii) a Compliance Certificate and (iv) an Environmental Certificate.

(d)           Engineering Reports.

(i)             On or before March 31 of each year during the term of this Agreement, the Borrower shall provide the Agent with an Independent Engineering Report accompanied by, upon request, an Officer's Certificate which certifies that, to the best of the officer's knowledge, information and belief (after due inquiry), ownership of the P&NG Rights and interests therein by the Borrower and the Material Subsidiaries and any royalties or other encumbrances on such rights and interests is as set forth in such report.

(ii)            On or before October 31 of each year during the term of this Agreement (or such other date as may be acceptable to the Agent), the Borrower shall provide the Agent with an Internal Reserves Change Report or an Independent Engineering Report, in either case accompanied by, upon request, an Officer's Certificate which certifies that, to the best of the officer's knowledge, information and belief (after due inquiry), ownership of the P&NG Rights and interests therein by the Borrower and the Material Subsidiaries and any royalties or other encumbrances on such rights and interests is as set forth in such report.

(iii)           Each report may be supplemented by all such other internal information as the Borrower or the Lenders, acting reasonably, may request or deem appropriate.

(iv)          Notwithstanding each Lender's right to request updated third party engineering pursuant to Section 2.8, the Borrower shall, and shall cause each Material Subsidiary to, if necessary, provide to each Lender sufficient internally prepared information to permit each Lender's respective engineering consultants to prepare economic engineering evaluations covering the Borrowing Base Properties.

(e)           Notices and Filings. The Borrower shall provide to the Agent on a timely basis all reports, notices and proxies which it sends to its common shareholders concurrently with furnishing the same to such shareholders and shall furnish to the Agent all material change reports or annual information forms that it files with any securities commissions having jurisdiction over the Borrower, provided that the Borrower shall be deemed to have provided or furnished the information required by this Section 9.1(e) if the information shall have been timely made available on "SEDAR" filing system at www.sedar.com in accordance with all applicable Laws and securities exchange requirements.

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(f)            Additional Information. The Borrower shall provide the Agent with the following:

(i)             forthwith following approval thereof by its directors and in any event within 90 days after the end of each Fiscal Year, a copy of the annual cash flow projections and capital expenditure budget (on a consolidated basis) respecting the Borrower for the Fiscal Year in which they are delivered, including the estimated annual provision for site restoration and abandonment costs associated with the oil and gas properties of the Borrower and the Material Subsidiaries;

(ii)            reports on its exploration, development or acquisition programs reasonably promptly at the request of the Agent;

(iii)           monthly lease operating statements for each month, within 60 days after each month end, except for those months comprising the first Fiscal Quarter of each Fiscal Year (and for greater certainty the reporting for such first Fiscal Quarter as provided for elsewhere in this Agreement shall continue to apply); and

(iv)          such other reports, financial data and other information as may be reasonably requested by the Agent from time to time.

(g)           Maintenance and Operations. The Borrower shall, and shall cause each Material Subsidiary to, care for, maintain, protect and preserve its P&NG Rights, oilfield equipment and related assets in accordance with sound oil and gas industry practice in western Canada.

(h)           Existence and Agreements. The Borrower shall, and shall cause each Material Subsidiary to, maintain in good standing its corporate, partnership or trust existence, as applicable, and preserve and keep all of its agreements, rights, franchises, licences, operations, contracts or other arrangements in full force and effect, subject only to Permitted Liens and except to the extent failure to do so would not have, or reasonably be expected to have, a Material Adverse Effect.

(i)             Conduct of Business. The Borrower shall, and shall cause each Material Subsidiary to, carry on and conduct its business in a proper and efficient manner, and comply with all Laws including all Environmental Laws, relating to its assets, business and operations, except to the extent any failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j)             Payment of Royalties, Taxes, Withholdings, etc. The Borrower shall, and shall cause its Subsidiaries to, from time to time pay or cause to be paid all royalties, rents, Taxes, rates, levies or assessments, ordinary or extraordinary, governmental fees or dues, and to make and remit all withholdings, lawfully levied, assessed or imposed upon the Borrower and its Subsidiaries or any of the assets of the Borrower or its Subsidiaries, as and when the same become due and payable, except when and so long as the validity of any such royalties, rents, Taxes, rates, levies, assessments, fees, dues or withholdings is being contested by the Borrower or its Subsidiaries by Permitted Contests or except to the extent that the failure to do, pay, make or remit the same does not and would not reasonably be expected to have a Material Adverse Effect, and to duly file on a timely basis all tax returns required to be filed.

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(k)           Notice of Certain Events. The Borrower shall give the Agent prompt written notice of:

(i)             any Default or Event of Default, or any other event which would reasonably be expected to result in a Material Adverse Effect as soon as reasonably possible upon the Borrower becoming aware thereof and specify in such notice the nature of the event and, if curable, the steps taken or proposed to be taken to remedy or eliminate the same;

(ii)            any Release, litigation, proceeding, claim or dispute (or notice relating thereto) affecting the Borrower or any Material Subsidiary which individually or in the aggregate would have, or reasonably be expected to have, a Material Adverse Effect;

(iii)           the discovery of any title defect in respect of any of the Borrowing Base Properties, other than a Minor Title Defect; and

(iv)          the incurrence of Unsecured Debt in excess of a principal amount of an amount equal to the Threshold Amount at any one time or in the aggregate by a series of related transactions.

(l)             Governmental Authorizations. The Borrower shall, and shall cause each Material Subsidiary to, obtain and maintain in full force and effect all Governmental Authorizations which are required or reasonably necessary to carry on its business, except to the extent that the failure to obtain and maintain such Governmental Authorizations would not individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect.

(m)          Insurance. The Borrower shall, and shall cause each Material Subsidiary to, maintain in full force and effect such policies of insurance issued by insurers of recognized standing insuring such properties and operations of the Borrower and the Material Subsidiaries, including replacement cost insurance, and providing such coverages as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where such properties and operations are located, including the Agent as additional insured and first loss payee, and shall, if required, furnish the Agent with certificates or other evidence satisfactory to the Agent of compliance with the foregoing provisions.

(n)           Material Subsidiaries. The Borrower shall promptly notify the Agent of its intention to create or acquire any new Material Subsidiary by delivering a new Schedule F, and the Borrower shall: (i) prior to or concurrently with such creation or acquisition cause such Material Subsidiary to execute in favour of the Lenders the documents required by Section 7.1(a); and (ii) cause to be provided such legal opinions and other documents and instruments in connection with the documents provided pursuant to subsection (i) with respect to such Material Subsidiary as may be reasonably requested by the Agent.

(o)           Consolidation and Subsidiary Ownership. The Borrower shall ensure that it and the Material Subsidiaries directly own not less than 95% of the consolidated assets of the Borrower (as determined in accordance with GAAP) and that the Borrower owns and controls, directly or indirectly, all of the outstanding capital stock, partnership interests and trust interests of each of the Material Subsidiaries; and if at any time less than 95% of the consolidated assets of the Borrower (as determined in accordance with GAAP) shall be owned by or attributable to, as the case may be, the Borrower and its Material Subsidiaries, the Borrower shall promptly, and in any event within 10 Banking Days after any such occurrence, designate another Subsidiary which is not then a Material Subsidiary to be a Material Subsidiary pursuant to Section 2.11 to the extent required to ensure that after such designation, 95% or more of the consolidated assets of the Borrower (as determined in accordance with GAAP) shall be owned by the Borrower and its Material Subsidiaries; and all registrations, filings and/or recordings of such Security shall have been made in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of such Security and the Liens created thereby.

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(p)           Rights of Inspection. The Borrower shall, and shall cause each Material Subsidiary to, at reasonable times and upon reasonable notice, permit the Agent and any of the Lenders, or any representatives of the Agent and such Lenders (at the expense of the Borrower during the continuance of a Default or Event of Default and, otherwise, at the expense of the Agent or such Lender, as applicable), (i) visit and inspect the premises and properties of the Borrower or any of its Material Subsidiaries (in each case at the risk of the Borrower, except for the gross negligence or wilful misconduct of the inspecting party or the failure of any such inspecting party to comply with applicable Law or the Borrower's or any such Material Subsidiary's health and safety requirements, as advised to such inspecting party), (ii) discuss the affairs, operations, finances and accounts of the Borrower or any of its Subsidiaries with any of the officers or directors of the Borrower or any of its Subsidiaries, and (iii) examine the Borrower's or any Material Subsidiary's books, accounts, records, Collateral and other assets.

(q)           Change of Name or Office. The Borrower shall notify the Agent at least 10 Banking Days in advance of any change in the name or the location of the chief executive office of the Borrower or any Material Subsidiary.

(r)            Protection of Security. The Borrower shall, and shall cause each Material Subsidiary to, do all things reasonably requested by the Agent to protect and maintain the Security and the intended priority thereof in relation to other Persons.

(s)           Environmental Audit. If the Agent, acting reasonably, determines that the Borrower's or any Material Subsidiary's obligations or other liabilities in respect of matters dealing with the protection or contamination of the Environment or the maintenance of health and safety standards could individually or in the aggregate reasonably be expected to have a Material Adverse Effect then, at the request of the Agent, the Borrower will, and will cause each Material Subsidiary to, assist the Agent in conducting an environmental audit of the property which is the subject matter of such obligations or liabilities, by an independent consultant selected by the Agent. The cost of such audit will be for the account of the Borrower, provided that the Agent will carry out such audit in consultation with the Borrower to expedite its completion in a cost effective manner. If such audit indicates that the Borrower or any Material Subsidiary is in breach, or with the passage of time is likely to be in breach, of any Environmental Laws and such breach or potential breach individually or in the aggregate would have or could reasonably be expected to have, in the opinion of the Agent, acting reasonably, a Material Adverse Effect, and without in any way prejudicing or suspending any of the rights and remedies of the Agent under the Loan Documents, the Borrower will or will cause the applicable Material Subsidiary to, forthwith commence and diligently proceed to rectify or cause to be rectified such breach or potential breach, as the case may be, and will keep the Agent fully advised of the actions they intend to take and have taken to rectify such breach or potential breach and the progress they are making in rectifying same. The Agent will be permitted to retain, for the account of the Borrower, the services of a consultant to monitor the Borrower's or the applicable Material Subsidiary's compliance with this Section 9.1(s).

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(t)            Payment of Preferred Claims. The Borrower shall, and shall cause its Material Subsidiaries to, from time to time pay when due or cause to be paid when due all amounts related to wages, workers' compensation obligations, government royalties or pension fund obligations and any other amount which would or would reasonably be expected to result in a Lien or similar encumbrance against the assets of the Borrower or such Material Subsidiary arising under statute or regulation, except when and so long as the validity of any such amounts or other obligations is being contested by the Borrower or its Material Subsidiaries by a Permitted Contest.

(u)           Subsidiary Performance. The Borrower will cause each Material Subsidiary to, as applicable, observe the terms of and perform its obligations under each of the Loan Documents to which it is a party.

(v)           Defend Title to Assets. The Borrower shall, and shall cause each Material Subsidiary to, maintain, protect and defend title to the Borrowing Base Properties and take all such acts and steps as are reasonably necessary or advisable at any time and from time to time to retain ownership by the Borrower and each Material Subsidiary of its interest in the Borrowing Base Properties in good standing (other than Permitted Dispositions or as provided for in Section 2.8(h)).

(w)           Secured Swap Obligations. If a Material Subsidiary enters into any arrangement pursuant to which it incurs, assumes or otherwise becomes subject to any Secured Swap Obligations, the Borrower shall give a guarantee substantially in the form of Schedule H-1 respecting those Secured Swap Obligations.

(x)           Unsecured Note Debt Amendments. The Borrower shall promptly, but in any event within 10 Banking Days after the execution thereof, notify the Agent of any amendments made to any agreements respecting Unsecured Note Debt, and shall provide a copy of all supplemental indentures and other agreements which give effect thereto.

(y)           Banking Arrangements. The Borrower shall maintain its primary domestic banking (including securities accounts) with NBC at the Agent's Designated Branch in Calgary, Alberta and shall deposit all revenues, collections of accounts receivable and any other income generated by the Borrower (in each case in depositable form) only to such account.

(z)            Anti-Money Laundering/Anti-Terrorist Financing Laws; Sanctions; Anti-Corruption Laws Representations Continue to be True. The Borrower shall, and shall cause its Subsidiaries to, conduct its business operations such that, and have policies and procedures in place to ensure that, the representations and warranties in Section 8.1(t) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).

(aa)         Notices in Respect of the Second Lien Financing Agreement. The Borrower shall provide to the Agent:

(i)             not less than 1 Banking Day's prior written notice of the issuance by the Borrower to the Second Lien Lenders of any New Money Notes or any Additional Notes (each as defined in the Second Lien Financing Agreement as of the date hereof) and the intended use of proceeds in respect thereof;

(ii)            as soon as reasonably practicable, and in any event no later than 3 Banking Days after becoming aware of a Default or Event of Default, in each case, under and as defined in the Second Lien Financing Agreement or any other Second Lien Document, an Officer's Certificate describing in detail such Default or Event of Default and specifying the steps, if any, being taken to cure or remedy the same; and

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(iii)           not less than 10 Banking Days' prior written notice of any proposed alteration, amendment, modification or supplement to, or restatement of, the Second Lien Financing Agreement or any other Second Lien Documents (or any waiver or consent to like effect), which notice shall include a copy of such proposed alteration, amendment, modification, supplement, restatement, waiver or consent.

(bb)        Peruvian Subsidiary. The Borrower shall cause the Peruvian Subsidiary to remain a Shell Corporation at all times that it remains a Subsidiary of the Borrower.

(cc)         Most Favoured Lenders. If at any time the Second Lien Financing Agreement or any other Second Lien Document includes any one or more covenants or events of default that are more onerous or restrictive, taken as a whole, than the covenants or events of default provided in this Agreement or the other Loan Documents taking into account the different relevant circumstances between the Second Lien Financing Agreement and the Second Lien Creditors and the Loan Documents and the Lenders, then such more restrictive covenants or events of default shall upon notice from the Agent be incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis, and no such provision may thereafter be waived, amended or modified under this Agreement except pursuant to the provisions of Section 14.1. Thereafter, upon the request of the Majority Lenders, the Majority Lenders shall enter into an amendment to this Agreement evidencing the incorporation of such more restrictive covenants or events of default, it being agreed that any failure to make such request or to enter into any such amendment shall in no way qualify or limit the incorporation by reference described in the immediately preceding sentence. Notwithstanding the foregoing, any provisions of any Second Lien Financing Agreement that establish any interest rate shall not be subject to the foregoing requirements.

9.2          Negative Covenants

The Borrower covenants and agrees with the Agent and the Lenders that, without the prior written consent of the Lenders:

(a)           Limitation on Debt. The Borrower shall not, and shall not permit any Material Subsidiary to, incur, create or permit to exist any Debt, other than Permitted Debt.

(b)           Limitation on Liens. The Borrower shall not, and shall not permit any Material Subsidiary to, create, issue, incur, assume or permit to exist any Lien upon any of its property or assets, other than Permitted Liens.

(c)           Limitation on Dispositions. The Borrower shall not, and shall not permit any Material Subsidiary to, sell, transfer, assign, abandon, surrender, exchange, farmout, lease, sublease, convey, encumber (by way of royalty, net profits interest, reversionary interests, carried interests or similar interests or encumbrances) or otherwise dispose of any of the Borrowing Base Properties, including by way of a joint venture, other than Permitted Dispositions or if permitted under and in accordance with Section 2.8(h).

(d)           Limitation on Reorganizations. The Borrower shall not, and shall not permit any Material Subsidiary to, enter into any transaction or series of transactions (including by way of reorganization, consolidation, amalgamation, merger, liquidation or otherwise) which would have the effect or which would otherwise result in all or substantially all of the Collateral becoming the property of any other Person, or in the case of an amalgamation, of the continuing corporation resulting therefrom; provided that the Borrower or any Material Subsidiary may, without such consent, amalgamate, merge or consolidate with another Material Subsidiary on the condition that:

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(i)             no Default or Event of Default has occurred and is continuing at the time of such amalgamation, merger or consolidation and no Default or Event of Default will result from such amalgamation, merger or consolidation;

(ii)            prior to or contemporaneously with the consummation of such amalgamation, merger or consolidation, the Borrower, any such Material Subsidiary and the successor entity, as applicable, will have executed such instruments and done such things as in the reasonable opinion of the Agent are necessary or advisable to establish that upon the consummation of such transaction:

(A)	the successor entity will be a corporation incorporated under the law of Canada or one of its provinces and will have assumed or otherwise be liable for all the covenants and obligations of the Borrower or such Material Subsidiary under the Loan Documents,

(B)	the Loan Documents, as applicable, will be valid, binding and enforceable obligations of the successor entity entitling the Lenders and the Agent, as against the successor entity, to exercise all their rights and benefits thereunder,

(C)	the Lien created by the Security will continue to be a Lien against the property of the successor entity in substantially the same manner and to the same extent and with the same priority subject only to Permitted Liens;

(D)	the rights and benefits afforded or intended to be afforded the Lenders and the Agent under the Loan Documents are not materially prejudiced,

(iii)           legal opinions in form satisfactory to the Agent confirming the matters set forth in Sections (A) and (B) (provided that no opinion as to the priority of the Security shall be required) are provided by Borrower's Counsel and counsel to the Agent;

(iv)          no Material Adverse Effect will occur as a result of such amalgamation, merger or consolidation; and

(v)           (i) in the case of an amalgamation, merger or consolidation involving the Borrower, the Borrower is the surviving or resulting Person and (ii) in the case of an amalgamation, merger or consolidation not involving the Borrower, a Material Subsidiary is the surviving or resulting Person.

(e)           Limitation on Distributions. The Borrower shall not, and shall not permit any Material Subsidiary to, make any Distribution.

(f)            Limitation on Payments on Convertible Debentures. The Borrower shall not, and shall not permit any Material Subsidiary to:

(i)             make any prepayment of principal before the date on which it is due or otherwise required to be paid, to any of the holders of the Convertible Debentures in their capacity as such (other than by way of issuance of shares), whether by way of redemption, retraction or otherwise, or purchase for cash any of the Convertible Debentures from any holder thereof before the date on which such Convertible Debentures are due, unless:

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(A)	the aggregate amount of all such prepayments and purchases in any Fiscal Year does not exceed the Threshold Amount then in effect at the time of any such prepayment or purchase; or

(B)	the Borrower has obtained the prior written consent of the Majority Lenders, which consent shall not be unreasonably withheld;

(ii)            notwithstanding paragraph (i) immediately above, make any payment (whether of principal or interest, by way of purchase price payment or otherwise) to any of the holders of the Convertible Debentures in their capacity as such (other than by way of issuance of shares) if a Default, Event of Default or Borrowing Base Shortfall exists at the time such payment is to be made or would reasonably be expected to exist upon making such payment.

(g)           Limitation on Exchange Rate Swap Contracts. The Borrower shall not, and shall not permit any Material Subsidiary to, enter into any contract for the sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction:

(i)             designed to hedge against fluctuations in foreign exchange rates of Unsecured Note Debt or Second Lien Obligations (each a "Debt Exchange Rate Swap Contract") if the term of any such Debt Exchange Rate Swap Contract exceeds the remaining term of the applicable Unsecured Note Debt or Second Lien Obligations or if the notional amount hedged under such Debt Exchange Rate Swap Contract relating to a currency exceeds the outstanding principal amount of the applicable Unsecured Note Debt or Second Lien Obligations in that currency; or

(ii)            designed to hedge against fluctuations in foreign exchange rates other than in connection with Unsecured Note Debt or Second Lien Obligations pursuant to Section 9.2(g)(i) (each, a "Non-Debt Exchange Rate Swap Contract") if the term of any such Non-Debt Exchange Rate Swap Contract exceeds three years or if the aggregate amount hedged under all Non-Debt Exchange Rate Swap Contracts at the time any such Non-Debt Exchange Rate Swap Contract is entered into exceeds 60% of the Borrower's and the Material Subsidiaries' aggregate U.S. Dollar revenues over the previous three months.

(h)           Limitation on Interest Rate Swap Contracts. The Borrower shall not, and shall not permit any Material Subsidiary to, enter into any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction:

(i)             designed to hedge against fluctuations in interest rates of Unsecured Note Debt or Second Lien Obligations (each, a "Debt Interest Rate Swap Contract") if the term of any such Interest Rate Swap Contract exceeds the remaining term of the applicable Unsecured Note Debt or Second Lien Obligations or if the notional amount hedged under such Unsecured Note Debt exceeds the outstanding principal amount of the applicable Unsecured Note Debt or Second Lien Obligations; or

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(ii)            designed to hedge against fluctuations in interest rates other than in connection with Unsecured Note Debt or Second Lien Obligations (each, a "Non-Debt Interest Rate Swap Contract") if the term of any such Non-Debt Interest Rate Swap Contract exceeds three years or if the aggregate amount hedged under all Non-Debt Interest Rate Swap Contracts at the time any such Non-Debt Interest Rate Swap Contract is entered into exceeds 60% of the Total Commitment.

(i)             Limitation on Commodity Swap Contracts. The Borrower shall not, and shall not permit any Material Subsidiary to, enter into, purchase or assume any contract for a commodity (including physical sales arrangements for Petroleum Substances) or a commodity swap or other protection agreement which establishes a fixed commodity price or a minimum or maximum commodity price, including a collar, commodity future or option and other similar agreements, but excluding any put options purchased by the Borrower or a Material Subsidiary if the associated premium is fully paid concurrently with the acquisition of such put option and no other amounts are required to be paid in connection with the acquisition of it (collectively, the "Commodity Swap Contracts") if the term of any such Commodity Swap Contract entered into, purchased or assumed exceeds thirty-six (36) months or, in the case of Commodity Swap Contracts involving any Petroleum Substances, if the aggregate amounts contracted under all Commodity Swap Contracts (calculated on a daily basis) at the time any such Commodity Swap Contract is entered into, purchased, assumed or otherwise becomes binding upon a Borrower or a Material Subsidiary exceeds, or would exceed as a result of such Commodity Swap Contract, on a rolling basis for the next thirty-six (36) months:

(i)             for the first twelve (12) of such rolling thirty-six (36) month period, eighty percent (80%) of Average Daily Sales Volumes (before royalties);

(ii)            for the second twelve (12) months of such rolling thirty-six (36) month period, seventy percent (70%) of Average Daily Sales Volumes (before royalties); or

(iii)           for the third twelve (12) months of such rolling thirty-six (36) month period, sixty percent (60%) of Average Daily Sales Volumes (before royalties),

provided that, for the entire duration of such rolling thirty-six (36) month period, in the case of Commodity Swap Contracts that are in respect of natural gas production sales volumes only, up to one hundred percent (100%) of the Average Daily Sales Volume (net of royalties) attributable to such natural gas production sales volumes shall be permitted to be so contracted under Commodity Swap Contracts, so long as the Borrower and its Material Subsidiaries comply at all times with subparagraphs (i), (ii) and (iii) above with respect to the aggregate amounts contracted during the first, second and third twelve (12) month periods of such rolling thirty-six (36) month period, respectively, with respect to the aggregate amounts so contracted under Commodity Swap Contracts in respect of all Petroleum Substances.

(j)             Limitation on Hedge Agreements. Neither the Borrower nor any Material Subsidiary shall enter into or maintain any Exchange Rate Swap Contract, Interest Rate Swap Contract, Commodity Swap Contract or any other derivative agreement or other similar agreement or arrangements (collectively, the "Hedge Agreements") unless such Hedge Agreement is entered into for hedging purposes only in the ordinary course of business and not for speculative purposes and in each case complies with the restrictions contained in this Section 9.2.

(k)           Limitation on Termination of Hedge Agreements. To the extent that the Borrowing Base includes any value for any Hedge Agreement, such Hedge Agreement shall not be terminated by the Borrower or any Material Subsidiary, as applicable, without prior written consent of all of the Lenders, except at its maturity and in accordance with its terms.

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(l)             Limitation on Sale and Lease-Back Transactions. The Borrower shall not, and shall not permit any Material Subsidiary to, enter into any Sale and Lease-Back Transaction, unless: (i) the Debt arising thereunder or in connection therewith is Permitted Debt, as provided for in subsection (c) of that definition, (ii) the proceeds of sale received by the Borrower or such Material Subsidiary are at least equal to the fair market value of the property subject thereto, and (iii) if the Sale and Lease-Back Transaction is substantially similar to the Willesden JVA, the Alder JVA, the Ferrier JVA, the [Name Redacted] Rental Agreement, or the Willesden Rental Agreement, the transferee of property subject thereto enters into a subordination agreement in respect thereof in substantially similar form to the Willesden JV Subordination Agreement, Alder JV Subordination Agreement, the Ferrier JV Subordination Agreement, the [Name Redacted] Rental Consent and Acknowledgement or the Willesden Rental Consent and Acknowledgement, respectively.

(m)          Limitation on Change in Business. The Borrower shall not, and shall not permit any Material Subsidiary to, change in any material respect the nature of its business from the exploration for, and development, production, transportation and marketing of, petroleum, natural gas and related products.

(n)           Limitation on Investments. The Borrower shall not, and shall not permit any Material Subsidiary to, make material investments or enter into ventures of a material nature which are outside the scope of its normal course of business or which are outside of the geographic area known as the Western Canadian Sedimentary Basin.

(o)           Adverse Restrictions on Subsidiaries. The Borrower shall not permit any Material Subsidiary to enter into any indenture, agreement, instrument or other arrangement (other than the Loan Documents) that, directly or indirectly prohibits or restrains, or has the effect of prohibiting or restraining, or individually or in the aggregate imposes materially adverse conditions upon, the declaration or payment of dividends by Material Subsidiaries to (directly or indirectly via other Material Subsidiaries) the Borrower.

(p)           Sale or Discount of Receivables. The Borrower shall not, and shall not permit any Material Subsidiary to, sell with recourse, or discount or otherwise sell for less than face value thereof (other than to the extent of finance and interest charges included therein), any of its notes or accounts receivable except notes or accounts receivable the collection of which is doubtful in accordance with GAAP.

(q)           Limitation on Financial Assistance. The Borrower shall not, and shall not permit any Material Subsidiary to, provide any Financial Assistance (other than pursuant to the Security Documents) to any Person other than to or for the benefit of the Borrower or a Material Subsidiary except for any other Financial Assistance in an amount not exceeding, in the aggregate at any time, an amount equal to the Threshold Amount.

(r)            Production Payment Transactions. Neither the Borrower nor any Material Subsidiary shall be a party to or otherwise become bound by any Production Payment Transaction.

(s)           Amendments to Willesden JVA, Alder JVA and Ferrier JVA. The Borrower shall not materially amend the Willesden JVA, the Alder JVA or the Ferrier JVA without first obtaining the written consent of the Majority Lenders, which consent shall not be unreasonably withheld. The Borrower shall deliver to the Agent a copy of any such amendment, modification, or supplement forthwith upon it becoming effective.

(t)            Amendments to Grafton GSA, [Name Redacted] Rental Agreement, [Name Redacted] Agreement and the [Name Redacted] Documents. The Borrower shall not amend, supplement or modify any of the terms or provisions of the Grafton GSA, the [Name Redacted] Rental Agreement, the [Name Redacted] Agreement or the [Name Redacted] Documents without the prior written consent of the Majority Lenders, other than amendments of a purely administrative nature. The Borrower shall deliver to the Agent a copy of any such amendment, modification or supplement forthwith upon it becoming effective.

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(u)           Prepayment of Unsecured Note Debt. The Borrower shall not, and shall not permit any Material Subsidiary to make any payment of principal before the date on which it is due or otherwise required to be paid, to any of the holders of any Unsecured Note Debt in their capacity as such, whether by way of redemption, retraction or otherwise, by purchase for cash of any Unsecured Note Debt from any holder thereof, or by way of any other satisfaction of such Debt except for (i) with the proceeds of the Second Lien Notes as permitted by the Second Lien Financing Agreement, (ii) a prepayment in connection with a refinancing of Existing Unsecured Note Debt, provided that such refinancing is permitted pursuant to subparagraph (h) of the definition of Permitted Debt or (iii) acquisitions constituting part of a Pre-emptive Unsecured Note Debt Acquisition. Notwithstanding the foregoing, at any time when there is a Borrowing Base Shortfall, the Borrower shall not, and shall not permit any Material Subsidiary to, make any payment of principal to any of the holders of any Unsecured Note Debt in their capacity as such, whether by way of redemption, retraction or otherwise, by purchase for cash of any Unsecured Note Debt from any holder thereof, or by way of any other satisfaction of such Debt, other than by the issuance of equity interests of the Borrower to such holder(s) in satisfaction of such Debt (and for certainty, no cash proceeds of any equity issuances may be used to satisfy such Debt).

(v)           Amendment of Unsecured Note Debt. The Borrower shall not amend any terms and conditions of any Unsecured Note Debt (including for certainty, the Existing Unsecured Note Debt) in a manner that would be materially adverse to the Borrower and the Material Subsidiaries or the Lenders or in a manner that would make such Debt inconsistent with the definition of "Unsecured Note Debt" without the prior written consent of the Majority Lenders.

(w)           Payments on Subordinated Debt. The Borrower shall not, and shall not permit any Material Subsidiary to:

(i)             make any payment of principal before the date on which it is due or otherwise required to be paid, to any of the holders of any Subordinated Debt in their capacity as such, whether by way of redemption, retraction or otherwise, by purchase for cash of any Subordinated Debt from any holder thereof, or by way of any other satisfaction of such Debt;

(ii)            make any payment (whether of principal or interest, by way of purchase price payment or otherwise) to any of the holders of Subordinated Debt in their capacity as such if a Default, Event of Default or Borrowing Base Shortfall exists at the time such payment is to be made or would reasonably be expected to exist upon making such payment; or

(iii)           make any other payment to any of the holders of any Subordinated Debt in their capacity as such if to do so would result in a violation of any subordination terms applicable to such Subordinated Debt.

(x)           Excess Cash Balances. The Borrower shall not, and shall not permit any Subsidiary thereof to, accumulate, hold or otherwise retain Excess Cash. Without limiting the generality of the foregoing, if on any day the Borrower has Excess Cash, then, within three (3) Banking Days, the Borrower shall repay or cause to be repaid Loans under the Operating Facility and the Syndicated Facility in an amount equal to the lesser of (i) the amount of such Excess Cash on the date of such repayment; and (ii) the Outstanding Principal under such Credit Facilities (excluding therefrom (A) any Bankers Acceptance, BA Equivalent Advance or LIBOR Loans which are not pre-payable without payment of breakage costs or cash collateralization until their respective maturity dates or expiry of LIBOR Periods, as the case may be, and (B) Letters of Credit, other than Letters of Credit that have been drawn and not reimbursed in accordance with Section 5.1(e)) outstanding on the date of such repayment. For certainty, the Lenders shall be entitled to refuse to make any requested Advance which the Lenders, acting reasonably, determine would result in the Borrower having Excess Cash.

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(y)           Limitation on Normal Course Issuer Bids: The Borrower shall not, and shall not permit any Material Subsidiary to make any Normal Course Issuer Bids.

(z)            No Early Interest Payments on Unsecured Note Debt. The Borrower shall not make any interest payment on the Unsecured Note Debt or the Second Lien Obligations earlier than three (3) Business Days before such interest payment is due.

(aa)         Non Arm's Length Transactions. Except in respect of transactions between or among the Borrower and/or one or more of its wholly owned Subsidiaries, the Borrower shall not, nor shall it permit any Material Subsidiary to, enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any Related Party except upon fair and reasonable terms, which terms are not less favourable to the Borrower or its Material Subsidiaries than it would obtain in an arm’s length transaction and, if applicable, for consideration which equals the fair market value of such property or other than at a fair market rental as regards leased property.

(bb)	Defined Benefit Plans. The Borrower shall not, and shall not permit any Subsidiary thereof to, establish, sponsor, administer, contribute to, participate in, or assume any liability (including any contingent liability) under any Defined Benefit Plan; or (iv) acquire an interest in any person if such person sponsors, maintains or contributes to any Defined Benefit Plan.

(cc)	Second Lien Financing Agreement. The Borrower shall not, and shall not permit its Material Subsidiaries to:

(i)             pay, repay, redeem, purchase or cancel the Second Lien Obligations or any portion thereof before the date on which they are due or otherwise required to be paid, except for (A) prepayments in connection with a Permitted Second Lien Refinancing of the Second Lien Obligations, (B) acquisitions of Second Lien Notes in exchange for equity interests of the Borrower or (C) unless a Default or Event of Default has occurred and is continuing, prepayments using the net cash proceeds of a substantially contemporaneous (and, in any case, within 8 Business Days (as such term is defined in the Second Lien Financing Agreement) thereof) issuance of equity interests by the Borrower or contribution of common equity capital to the Borrower; provided that, except during the continuance of an Event of Default or Borrowing Base Shortfall, the Borrower may pay interest and other Second Lien Obligations other than the principal thereof; or

(ii)            alter, amend, supplement or modify any of the provisions of the Second Lien Documents (or provide any waiver or consent to like effect) except in compliance with the Intercreditor Agreement and Section 9.1(aa); provided that, notwithstanding the foregoing, the Second Lien Documents may not be altered, amended, supplemented or modified to change the maturity date applicable to the repayment of the Second Lien Obligations to an earlier date.

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(dd)        Collateral. The Borrower shall not, and shall not permit any Material Subsidiary to, own or acquire any assets outside of Canada.

(ee)         Environmental Matters. The Borrower shall not, and shall not permit any Material Subsidiary to, (i) cause or knowingly permit any of its property or assets to be in violation of, or (ii) do anything or knowingly permit anything to be done which will subject any such property or assets to any Remedial Work (other than Remedial Work done in the ordinary course of business) under, any Environmental Laws that could reasonably be expected to have a Material Adverse Effect; it being understood that clause (ii) above will not be deemed as limiting or otherwise restricting any obligation to disclose any relevant facts, conditions and circumstances pertaining to such property or assets to the appropriate Governmental Authority.

9.3          Financial Covenants

The Borrower covenants and agrees that, during the term of this Agreement or for so long as any Loan Indebtedness is outstanding, the Borrower shall maintain, as at the end of each Fiscal Quarter:

(a)	a Consolidated First Lien Debt to Consolidated EBITDA Ratio of not greater than 3.0:1.0; and

(b)	a Consolidated Senior Debt to Consolidated EBITDA Ratio of not greater than:

(i)             5.0:1.0 for each Fiscal Quarter commencing on the Effective Date until and including the end of the Fiscal Year ending December 31, 2020;

(ii)            4.5:1.0 for each Fiscal Quarter commencing January 1, 2021 until and including the end of the Fiscal Year ending December 31, 2021; and

(iii)           4.0:1.0 for each Fiscal Quarter thereafter.

Article 10
CONDITIONS PRECEDENT

10.1        Conditions Precedent to Amendment and Restatement

This Agreement shall become effective upon, and the Prior Credit Agreement shall be amended and restated as herein provided upon, the following conditions being satisfied:

(a)           the Borrower shall deliver or cause to be delivered to the Agent the following documents, which must be satisfactory to the Lenders and the Agent, each acting reasonably:

(i)             an executed copy of this Agreement;

(ii)            an executed copy of the Intercreditor Agreement;

(iii)           an executed copy of the Agency Fee Agreement;

(iv)          a current certificate of status for the Borrower in respect of its jurisdiction of formation and certified copies of its constating documents, by-laws and the resolutions authorizing the Loan Documents and the transactions thereunder and an Officer's Certificate as to the incumbency of the officers of the Borrower signing the Loan Documents;

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(v)           a favourable opinion of the Borrower's Counsel addressed to the Agent, the Lenders and Lenders' counsel and relating to the Borrower and each Material Subsidiary, and the Loan Documents to which they are party, the existence of all requisite approvals, non-conflict with laws and such other matters as may be reasonably requested by the Agent or its counsel; and

(vi)          a favourable opinion of the Lenders' counsel addressed to the Agent and the Lenders and relating to the enforceability of this Agreement and such other matters as may be reasonably requested by the Agent;

(b)           all of the fees payable by the Borrower to the Sole Lead Arranger, the Agent and the Lenders, as applicable, on the Effective Date as provided for herein or as agreed upon between the Agent, the Lenders and the Borrower in all fee letter agreements between them, including pursuant to the Agency Fee Agreement, shall be paid by the Borrower to the Sole Lead Arranger and the Agent, for account of the Lenders, as applicable;

(c)           the Borrower shall have provided to the Agent true, correct and complete copies of the Second Lien Financing Agreement, Second Lien Security and other material Second Lien Documents (together with an Officer's Certificate certifying the same), each such Second Lien Document to be in form and substance satisfactory to the Lenders, acting reasonably;

(d)           the Exchange Notes (as defined in the Second Lien Financing Agreement) shall have been issued by the Borrower under and pursuant to the terms of the Second Lien Financing Agreement in an aggregate principal amount not to exceed U.S. $72,108,000 in exchange for Existing Senior Unsecured Notes (as defined in the Second Lien Financing Agreement) in an aggregate principal amount of not less than U.S. $80,120,000, and the Borrower shall have delivered to the Agent and the Lenders an Officer's Certificate certifying the same to the Agent and the Lenders;

(e)           no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Section 8.1 shall be true and correct in all respects, in each case, as of the date of the effectiveness of this Agreement, and the Borrower shall have delivered to the Agent and the Lenders an Officer's Certificate certifying the same to the Agent and the Lenders;

(f)            the Security and other Loan Documents shall have been fully executed and delivered, each in form and substance satisfactory to the Agent, the Lenders and Lender's counsel, each acting reasonably;

(g)           the Agent and the Lenders shall have received a pro forma Compliance Certificate as at June 30, 2018 (with determination of the Consolidated First Lien Debt to Consolidated EBITDA Ratio after giving pro forma effect to the Second Lien Notes issued on the Effective Date) from the Borrower, and the Agent and the Lenders shall be satisfied with the same, acting reasonably;

(h)           the Agent and the Lenders shall have received pro forma financial forecasts of the Borrower, and the Agent and the Lenders shall be satisfied with the same, acting reasonably;

(i)             the Agent and the Lenders shall have received an Environmental Certificate from the Borrower, in form and substance satisfactory to the Agent and the Lenders, acting reasonably;

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(j)             the Agent and the Lenders shall have received all such other documentation and information reasonably requested from the Borrower and its Material Subsidiaries in connection with any AML/KYC Legislation as may be required in accordance with Section 17.7 hereof; and

(k)           the Agent and the Lenders shall have received such other documents, consents, acknowledgements and agreements as may be reasonably requested by the Agent or its counsel.

10.2        Conditions Precedent to Drawdowns

The obligation of the Lenders to make any Drawdown shall be subject to satisfaction of the following conditions precedent on or before the relevant Drawdown Date:

(a)           the Agent or the Operating Facility Lender, as applicable, shall have received a Notice of Drawdown in respect of such Drawdown in accordance with Section 2.3 if required thereunder;

(b)           on the relevant Drawdown Date, all representations and warranties contained in the Loan Documents shall be true and correct as if made on such date (except to the extent expressly limited to the Effective Date, in which case they shall be required to be true and correct as of the Effective Date); and

(c)           no Default or Event of Default shall exist on the relevant Drawdown Date, and no Default or Event of Default shall occur as a result of the making of such Drawdown.

10.3        Waiver of Conditions Precedent

The conditions precedent set out in Sections 10.1 and 10.2 are inserted for the sole benefit of the Lenders. The conditions set out in Section 10.1 may be waived only by unanimous consent of the Lenders and the conditions set out in Section 10.2 may be waived only by the Majority Lenders, in whole or in part and with or without terms or conditions, in respect of all of any portion of the Drawdowns without affecting the right of the Lenders to assert such terms and conditions in respect of any other Drawdowns or any other matter contemplated by this Agreement.

10.4        Form and Substance of Documents

All Loan Documents, certificates, reports, opinions and other documentation which the Lenders are entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Lenders and their counsel, acting reasonably, and shall be provided with sufficient numbers to enable the Agent to distribute at least one original thereof to each Lender.

Article 11
EVENTS OF DEFAULT

11.1        Events of Default

Each of the following events shall constitute an "Event of Default":

(a)           Failure to Pay Principal. If the Borrower or any Material Subsidiary fails to pay all or any part of any Borrowings when due hereunder.

(b)           Failure to Pay Interest or Fees. If the Borrower or any Material Subsidiary fails to make any payment of any interest, fees or any other amount due under any Loan Document on the date such amount becomes due and payable hereunder, and such default continues for at least 3 Banking Days.

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(c)           Covenants.

(i)             If the Borrower fails to observe any of its covenants and obligations under Sections 2.11, 9.1(k)(i), 9.2, 9.3 or 12.1.

(ii)            If the Borrower or any Material Subsidiary fails to perform or observe any of its covenants and obligations under the Loan Documents, excluding the payment obligations referred to in (a) and (b) immediately above and the covenants referred to paragraph (c)(i) immediately above and:

(A)	such breach or failure is not capable of being remedied by the Borrower; or

(B)	if such breach or failure is capable of being remedied, such default continues for at least 30 days after an officer of the Borrower or any Material Subsidiary becomes aware thereof or written notice thereof is given by the Agent to the Borrower.

(d)           Representations. If any representation and warranty made by the Borrower or any Material Subsidiary in the Loan Documents proves to be incorrect or misleading in any material adverse respect when made or deemed to be made and such inaccuracy or misrepresentation continues for at least 30 days after an officer of the Borrower or any Material Subsidiary becomes aware thereof or written notice thereof is given by the Agent to the Borrower.

(e)           Invalidity. If any of the Loan Documents is or becomes invalid or unenforceable and such invalidity or unenforceability continues for at least 5 days after written notice thereof is given by the Agent to the Borrower.

(f)            Insolvency.

(i)             If under the Companies' Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous laws:

(A)	the Borrower or any Material Subsidiary makes a general assignment for the benefit of creditors, files or presents a petition, makes a proposal or commits any act of bankruptcy,

(B)	any action is taken by or against the Borrower or any Material Subsidiary for its winding up, liquidation or for the appointment of a liquidator, trustee in bankruptcy, custodian, curator, sequestrator, receiver or if any other officer with similar powers be appointed over the Borrower or any Material Subsidiary or if a judgment or order shall be entered by any court or jurisdiction approving a petition for reorganization, arrangement or composition of or in respect of the Borrower or any Material Subsidiary and, in the case of any such action, appointment or entry initiated by a third party against the Borrower or any Material Subsidiary, if such action or appointment shall continue undismissed or unstayed for a period of 30 days, or

(C)	the Borrower or any Material Subsidiary is adjudged or declared bankrupt; or

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(ii)            if the Borrower or any of its Subsidiaries (A) becomes insolvent or generally not able to pay its debts as they become due, (B) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (C) institutes or has instituted against it any proceeding seeking (D) to adjudicate it a bankrupt or insolvent, (E) liquidation, winding up, administration, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors including any proceeding under applicable corporate law seeking a compromise or arrangement of, or stay of proceedings to enforce, some or all of the debts of such Person, or (F) the entry of an order for relief or the appointment of a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for it or for any substantial part of its assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 30 days, such Person fails to diligently and actively oppose such proceeding, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for it or for any substantial part of its properties and assets) occurs, or (G) takes any corporate action to authorize any of the above actions.

(g)           Seizure. If action is taken by any creditor against the Borrower or any Material Subsidiary to take possession of or enforce proceedings against any of the property and assets of the Borrower or a Material Subsidiary having a fair market value in excess of an amount equal to the Threshold Amount unless such action is subject to a Permitted Contest or except to the extent that all such actions, in aggregate, do not and would not reasonably be expected to have a Material Adverse Effect.

(h)           Judgment. If any judgment for the payment of amounts in excess of an amount equal to the Threshold Amount is rendered against the Borrower or any Material Subsidiary by a court of last resort and is not discharged, satisfied or stayed within 30 days from the date of imposition of such judgment.

(i)             Swap Default. If the Borrower or any Material Subsidiary defaults in the payment or performance of any Secured Swap Obligations or other Swap Obligations in excess of, in the aggregate at any time, an amount equal to the Threshold Amount when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) or required to be performed and, if there is a grace period applicable thereto, such failure continues beyond the expiry of the grace period applicable thereto.

(j)             Cross-Default. If the Borrower or any Material Subsidiary fails to pay when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) any Debt (other than the Loan Indebtedness) or any amounts owing under any Convertible Debentures in the aggregate in excess of the Threshold Amount or if the Borrower or any Material Subsidiary is in default under any other term or provision of any agreement evidencing or relating to any Debt (other than the Loan Indebtedness) or Convertible Debentures where the aggregate amount which could as a result thereof be required to be paid thereunder is in excess of the Threshold Amount and such default would allow such Debt or Convertible Debentures to be accelerated and, in any case, if there is a grace period applicable thereto, such failure or default continues unremedied beyond the expiry of the grace period.

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(k)           Adverse Changes:

(i)             If the Borrower or any Material Subsidiary defaults in the observance or performance of any non-monetary obligation, covenant or condition to be observed or performed by it pursuant to any agreement to which it is a party or by which any of its property is bound, where such default would have a Material Adverse Effect and it fails to remedy such default within a period of 30 days after notice of such default.

(ii)            If there occurs any action, suit or proceeding against or affecting the Borrower or any Material Subsidiary before any court or before any Governmental Authority which, if successful, would have a Material Adverse Effect, unless the action, suit or proceeding will be contested diligently and in good faith and, in circumstances where a lower court or tribunal has rendered a decision adverse to the Borrower or any Material Subsidiary, the Borrower or such Material Subsidiary is appealing such decision, and has provided a reserve in respect thereof, adequate in the opinion of the Majority Lenders, acting reasonably.

(l)             Change of Control. If a Change of Control occurs and the Majority Lenders have not consented to the same.

(m)          Borrower Ownership. If the Borrower ceases to own, directly or indirectly, 100% of the capital stock of a Material Subsidiary, other than by reason of a Permitted Disposition or as permitted by Section 2.8(h).

(n)           Borrowing Base Shortfall. If a Borrowing Base Shortfall occurs and is not eliminated in accordance with Section 2.8(k).

(o)           Keyera Documents. If the Borrower or any Material Subsidiary:

(i)             fails to pay when due any amounts under the Keyera Documents in excess of the Threshold Amount; or if the Borrower or any Material Subsidiary is in default under any of the terms or provisions of the Keyera Documents where the aggregate amount which could as a result thereof be required to be paid thereunder is in excess of such amount and, in any case, if there is a grace period applicable thereto, such failure or default continues unremedied beyond the expiry of the grace period;

(ii)            breaches or is in default under any of the Keyera Documents and Keyera Partnership is entitled thereunder to, as a result thereof, replace the Borrower as the operator of the facilities which are governed by the Keyera Documents; or

(iii)           breaches or is in default under any of the Keyera Documents and Keyera Partnership is entitled to, as a result thereof, enforce the security provided for in the Keyera GSA.

(p)           Second Lien Default. If an Event of Default under and as defined in the Second Lien Financing Agreement or any other Second Lien Document shall occur or exist which has not been cured or waived by the Second Lien Lender in accordance with the Second Lien Financing Agreement, provided that the Agent or the Lenders have not taken any action relation to such default prior to the same being cured or waived.

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11.2        Effect of Events of Default

If an Event of Default occurs, the Agent with the approval of the Majority Lenders may, by notice in writing to the Borrower, cancel the availability of the Credit Facilities and/or declare all or any part of the outstanding Loans thereunder, together with all accrued and unpaid interest thereon and all other Loan Indebtedness thereunder, to be immediately due and payable, whereupon:

(a)           all such amounts shall become immediately due and payable, without protest, presentment, demand or further notice of any kind, all of which are expressly waived by the Borrower and the Borrower hereby unconditionally promises and agrees to immediately pay such amounts to the Agent;

(b)           such notice shall constitute due demand for payment under any notes issued pursuant to the Loan Documents;

(c)           the rights and remedies under the Security Documents may be exercised;

(d)           at the option of the Majority Lenders with respect to the Syndicated Facility, or at the option of the Operating Facility Lender with respect to the Operating Facility, the Borrower shall convert any LIBOR Loan into a USBR Loan, notwithstanding that such Conversion may cause the Borrower to incur liability pursuant to Section 13.2;

(e)           at the option of the Majority Lenders with respect to the Syndicated Facility, or at the option of the Operating Facility Lender with respect to the Operating Facility, the Borrower shall forthwith pay funds in an amount sufficient to pay the maximum aggregate amount for which the Lenders are or may become liable in respect of all outstanding Bankers' Acceptances into the Cash Collateral Account with the Agent and any amount not so paid by the Borrower may, at the option of the Majority Lenders with respect to the Syndicated Facility, or at the option of the Operating Facility Lender with respect to the Operating Facility, and without notice to the Borrower, be paid by the Lenders into an interest-bearing Cash Collateral Account and shall be deemed to constitute a Prime Loan;

(f)            at the option of the Operating Facility Lender with respect to the Operating Facility, the Borrower shall forthwith pay funds in an amount sufficient to pay the maximum aggregate amount for which the Operating Facility Lender is or may become liable in respect of all outstanding Letters of Credit into a Cash Collateral Account with the Operating Facility Lender and any amount not so paid by the Borrower may, at the option of the Operating Facility Lender, and without notice to the Borrower, be paid by the Operating Facility Lender into an interest-bearing Cash Collateral Account and shall be deemed to constitute a Prime Loan (for amounts denominated in Cdn. Dollars) or a USBR Loan (for amounts denominated in U.S. Dollars); and

(g)           the Agent on behalf of the Lenders shall be entitled to exercise all rights and remedies available to it under any of the Loan Documents, at law, in equity, by statute, or otherwise;

provided that upon the occurrence of the events described in Section 11.1(f) such termination and acceleration shall be automatic and no such notice shall be required.

11.3        Right of Set-Off

If an Event of Default has occurred and is continuing, each Lender is hereby authorized at any time and from time to time thereafter, without notice to the Borrower (any such notice being expressly waived by the Borrower) and to the fullest extent permitted by law, to set-off and apply any and all deposits (whether general or special, time or demand, provisional or final, matured or unmatured) at any time held and any and all other obligations at any time owing by such Lender to or for the credit or the account of the Borrower or any of the Material Subsidiaries against any or all of the Loan Indebtedness of the Borrower. Such Lender agrees to promptly notify the Borrower after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. This set-off may occur notwithstanding that such deposits or other obligations are expressed in different currencies and such Lender is hereby authorized to effect any necessary currency conversions at the rate of exchange for Canadian interbank transactions established by the Bank of Canada at the close of business for the day of conversion, provided that, if such noon or close of business, as the case may be, rate of exchange is no longer quoted by the Bank of Canada, it shall mean the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the immediately preceding Banking Day and, in either case, if such rate is for any reason unavailable, at the spot rate quoted for wholesale transactions by the Agent at approximately noon (Toronto time) on that date in accordance with its normal practice.

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Article 12
CHANGE OF CIRCUMSTANCES

12.1        Increased Costs

(a)           If after the date hereof the introduction of or any change in any Laws or in the interpretation or application thereof by any Governmental Authority charged with the interpretation or administration thereof, or if compliance with any request or directive from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) issued or otherwise coming into effect after the date hereof:

(i)             subjects a Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Taxes on a Lender's income or capital (other than capital adequacy requirements) or Taxes incurred wholly because a Lender has ceased to be a resident of Canada within the meaning of the Income Tax Act (Canada)), or changes the basis of taxation of payments due to a Lender, or increases any existing Taxes (other than Taxes on a Lender's income) on payments of principal, interest or other amounts payable by a Borrower to a Lender under this Agreement;

(ii)            imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by a Lender, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers' Acceptances accepted by a Lender;

(iii)           imposes on a Lender or requires there to be maintained by a Lender any capital adequacy or additional capital requirements (including a requirement which affects a Lender's allocation of capital resources to its obligations) in respect of any Loans or obligation of the Lenders hereunder, or any other condition with respect to this Agreement; or

(iv)          directly or indirectly affects the cost to a Lender of making available, funding or maintaining any Loan or otherwise imposes on a Lender any other condition or requirement affecting this Agreement or any Loan or any obligation of a Lender hereunder;

and the result of (i), (ii), (iii) or (iv) above, in the determination of such Lender acting reasonably and in good faith, is:

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(i)             to increase the cost to such Lender of performing its obligations hereunder with respect to any Loans;

(ii)            to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Loans;

(iii)           to reduce the standby fees payable to such Lender pursuant to Section 3.5; or

(iv)          to cause such Lender to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loans;

such Lender shall determine such additional cost, reduction in income or payment, without duplication, (the "Additional Compensation") and the Agent shall promptly notify the Borrower. Such Lender shall provide to the Agent who shall provide to the Borrower a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation thereof and for the purposes of calculating such amount such Lender shall treat the Borrower and the Credit Facilities in a manner consistent with comparable borrowers and transactions. If and to the extent that the Additional Compensation is payable to a Lender, the Borrower shall pay to such Lender on the next payment date hereunder such Additional Compensation calculated from the effective date of the relevant adoption or change; provided that in no event will the Borrower be required to retroactively compensate any Lender for Additional Compensation for a period longer than 90 days before the Borrower was notified of such Additional Compensation if such Lender had knowledge of such Additional Compensation during such period.

(b)           If the Borrower is notified that Additional Compensation is owed to a Lender, the Borrower shall have the right, upon at least three Banking Days irrevocable written notice to the Agent to repay to such Lender the relevant portion of any Loan on the date specified in such notice together with all interest accrued thereon to the date of repayment, the Additional Compensation if any to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of such Loans (including any amounts payable under Article 13).

(c)           Each Lender shall use reasonable efforts to minimize the amount of Additional Compensation payable to it pursuant to this Section 12.1; provided that no Lender shall have any obligation to incur costs (other than incidental costs which are not material in the aggregate and in respect of which each Lender shall be entitled to be reimbursed by the Borrower) or take any action detrimental to its interests in connection therewith.

(d)           Notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and all regulations, requests, rules, guidelines or directives thereunder or issued in connection therewith or in implementation thereof and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or other regulatory authorities, in each case pursuant to Basel III ((i) and (ii) being the "New Rules"), shall in each case be deemed to be a change in Law for the purposes of this Section 12.1, regardless of the date enacted, adopted or issued to the extent that any of such New Rules are materially different from those Laws (or the interpretation or application thereof) which are in full force and effect on the Effective Date.

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12.2        Illegality

Notwithstanding anything to the contrary herein contained, if on any date a Lender determines in good faith, which determination shall be conclusive and binding on the parties, that its ability to maintain or continue to offer any type(s) of Advances has become unlawful or impossible because:

(a)           of any change in applicable Laws, or in the interpretation or administration thereof by any Governmental Authority having jurisdiction in the matter; or

(b)           the imposition of any condition, restriction or limitation upon such Lender which is outside of its control,

then such Lender shall give prompt written notice thereof to the Borrower and the Agent, and the Borrower shall forthwith (or at the end of such period as is permitted under the applicable Law) repay to such Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of any such Advance, including any expenses resulting from the termination of any LIBOR Period relating thereto in accordance with Section 12.2. If the principal amount affected thereby relates to outstanding Bankers' Acceptances or Letters of Credit, such Lender may require the Borrower to deposit in an interest bearing account with such Lender (with interest to accrue for the benefit of the Borrower) such amount as may be necessary to fully satisfy the contingent obligations of such Lender for all outstanding Bankers' Acceptances and Letters of Credit in accordance with the arrangements set out in Section 11.2(e) (excepting out all references to an Event of Default). The Borrower may utilize other forms of Advances not so affected in order to make any required repayment and, after any such repayment, the Borrower may elect to re-borrow the amount repaid by way of some other type of Advance upon complying with any other applicable requirements in this Agreement.

12.3        Market Disruption

Notwithstanding anything to the contrary herein contained, if on any date Lenders holding at least 25% of a Commitment or the Agent determine in good faith, which determination shall be conclusive and binding on the parties, that its ability to make a requested LIBOR Loan or BA Issue has become impracticable, or has been materially adversely affected, because:

(a)           of any change in applicable Laws, or in the interpretation or administration thereof, whether having the force of law or not, by any Governmental Authority having jurisdiction in the matter;

(b)           with respect to LIBOR Loans only:

(i)             of the occurrence of any change in national or international financial, political, or economic conditions or currency exchange rates or exchange control, or because of any event (including an act of terrorism) which causes a material adverse change in, or the termination of, the London Interbank Eurodollar Market;

(ii)            deposits in U.S. Dollars are not being offered to that Lender in the London Interbank Market in the ordinary course of business;

(iii)           LIBOR does not accurately reflect the effective cost to that Lender of funding its Pro Rata Share of such LIBOR Loan for the LIBOR Period;

(iv)          the Agent is unable to determine LIBOR for the proposed LIBOR Period of the LIBOR Loan;

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(v)           there exists no adequate and fair measure to ascertain LIBOR for any LIBOR Period for such LIBOR Advance; or

(c)           with respect to BA Issues only:

(i)             there exists no adequate and fair measure to ascertain the BA Discount Rate for any BA Period for such BA Issue;

(ii)            of the occurrence of any event affecting Canadian money markets or because of the occurrence of any national or international financial, political, terrorist or economic event;

(iii)           there does not exist a normal money market in Canada for the purchase and sale of banker's acceptances or such money market has been disrupted by the occurrence of an extraordinary event or an act of terrorism; or

(iv)          the Agent is unable to determine the CDOR Rate for the proposed BA Period of the proposed BA Issue,

(each of the foregoing being a "Disruption Event"), then such Lender shall give prompt written notice thereof to the Borrower and the Agent and:

(d)           that Lender shall not have any further obligation with respect to such LIBOR Loan or BA Issue (as applicable); and

(e)           if the aggregate Commitments of each Syndicated Facility Lender so affected by the Disruption Event exceed twenty-five percent (25%) of the Total Commitment, then no Lender shall have any further obligation with respect to such LIBOR Loan or BA Issue (as applicable), in each case for so long as the Disruption Event exists or affects any such Lender or Lenders, as the case may be, provided that, the Borrower may elect to drawdown, rollover or convert the amount originally requested by way of such LIBOR Loan or BA Issue (as applicable), into some other type of Advance upon compliance with the applicable drawdown, rollover or conversion requirements set out herein.

Without in any way limiting the provisions of this Section 12.3, in the event that any of the BA Discount Rate or LIBOR ceases to be made available, then the Borrower and the Agent shall enter into discussions with a view to determining a comparable successor or alternative discount rate in Cdn. Dollars or interbank rate for deposits in U.S. Dollars that is, at such time, broadly accepted as the prevailing market practice for syndicated leveraged loans of this type; provided that, if such alternative rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement. Upon the Borrower and the Agent agreeing on such a rate, the Borrower and the Lenders shall enter into documentation to amend the provisions hereof to refer to such rate and make all other adjustments incidental thereto.

Until an alternative rate of interest shall be determined in accordance with this Section 12.3, (x) any request for Drawdown for a LIBOR Loan or request for Conversion requesting to convert or continue any Loan as a LIBOR Loan shall be ineffective, and (y) the Borrower may repay or convert any Bankers' Acceptance or LIBOR Loan then outstanding in accordance with the provisions of set out herein.

12.4        Replacement Lender

If a Lender exercises its rights under Section 12.1(b), Section 12.2 or Section 12.3, or if the Borrower is required under Section 6.2(e) to deduct any withholding Taxes in respect of amounts owing to any Lender, or if a Lender becomes a Defaulting Lender, the Borrower may, treating each affected Lender rateably and in the same manner as other Lenders subject to similar circumstances, replace such Lender by reaching satisfactory arrangements with one or more existing Lenders or new Lenders that are acceptable to the Agent, acting reasonably, for the purchase of such Lender's Commitments as long as (i) such purchasing Lender unconditionally offers in writing (with copy to the Agent) to purchase all of the rights and obligations of the Lender being replaced under this Agreement including all outstanding Loans owed to such Lender for a purchase price equal to the aggregate Loan Indebtedness owed to the Lender being replaced (payable in immediately available funds), (ii) the obligations of the Borrower owing pursuant to Section 6.2(e), Section 12.1 and Section 12.3 to the Lender being replaced are paid in full to the Lender being replaced concurrently with such replacement, (iii) all requirements set forth in Article 15 with respect to such assignment are complied with, including entering into of an Assignment Agreement and the payment by the purchasing Lender to the Agent (for the Agent's own account) of the assignment fee contemplated in Section 15.1(b).

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Article 13
COSTS, EXPENSES AND INDEMNIFICATION

13.1        Costs and Expenses

The Borrower shall pay, upon demand by the Agent, all reasonable out of pocket costs and expenses incurred by the Agent in connection with the preparation, implementation, registration, initial syndication, administration and enforcement of this Agreement and the other Loan Documents to be delivered hereunder, whether or not any Drawdown has been made hereunder, including:

(a)           all reasonable fees and out-of-pocket expenses of counsel to the Agent with respect to the foregoing;

(b)           all reasonable costs and expenses incurred in the performance of any due diligence performed hereunder;

(c)           all reasonable costs and expenses associated with the syndication of the Syndicated Facility from time to time;

(d)           all reasonable costs and expenses incurred as a result of any failure by the Borrower or any Material Subsidiary to perform or observe its obligations contained in this Agreement or any of the other Loan Documents to be delivered hereunder; and

(e)           all reasonable costs and expenses of collection of amounts owing hereunder.

Any such costs and expenses remaining unpaid after demand shall bear interest at the Prime Rate plus [Amount Redacted]% per annum, calculated daily and compounded monthly, from the date such cost or expense was incurred until paid.

13.2        General Indemnity

In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, the Borrower shall and does hereby indemnify each Lender and the Agent and their respective Affiliates, directors, officers, agents and employees (collectively, in this Section, the "Indemnified Parties") and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of a Loan and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with any Credit Facility or the Loan Documents, including as a result of or in connection with:

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(a)           any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers' Acceptance or to fund or maintain any Loan as a result of the Borrower's failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b)           subject to permitted or deemed Rollovers and Conversions, the Borrower's failure to provide for the payment to the Agent for the account of the Lenders, or to the Operating Facility Lender, as applicable, of the full principal amount of each Bankers' Acceptance on its maturity date;

(c)           the Borrower's failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(d)           the Borrower's repayment or prepayment of a LIBOR Loan otherwise than on the last day of its LIBOR Period;

(e)           the prepayment of any outstanding Bankers' Acceptance before the maturity date of such Bankers' Acceptance;

(f)            the Borrower's failure to give any notice required to be given by it to the Agent or the Lenders hereunder;

(g)           the failure of the Borrower to make any other payment due hereunder;

(h)           any inaccuracy of the Borrower's representations and warranties contained in Article 8;

(i)             any failure of the Borrower to observe or fulfil its covenants under Article 9;

(j)             the occurrence of any Default or Event of Default;

(k)           without limiting the foregoing, any inaccuracy or incompleteness of the Borrower's representation and warranty contained in Section 8.1(x) hereof; or

(l)             any failure of the Borrower to observe or fulfil its obligations under Section 3.9(f)(vii) hereof,

provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder. This Section shall survive repayment of the Loan Indebtedness.

13.3        Environmental Indemnity

The Borrower shall and does hereby indemnify and hold harmless the Agent and the Lenders (including a receiver, receiver-manager or similar Person appointed under applicable Law) and its and their respective Affiliates, officers, directors, employees and agents (collectively, in this Section, the "Indemnified Parties"), forthwith on demand by the Agent, from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them with respect to any Environmental Claims relating to the property of the Borrower or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or any of its Subsidiaries (or any predecessor in interest to the Borrower or any of its Subsidiaries) relating to the property of the Borrower or of its Subsidiaries, or the past, present or future condition of any part of the property of the Borrower or its Subsidiaries, whether owned, operated or leased by the Borrower or by any of its Subsidiaries, or any such predecessor in interest but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder. This Section shall survive the repayment of the Loan Indebtedness.

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13.4        Currency Indemnity

Any payment made to or for the account of a Lender in respect of any amount payable by the Borrower in a currency (the "Tendered Currency") other than the currency in which such payment is due (the "Required Currency"), whether pursuant to any judgment or order of a court or tribunal or otherwise, shall constitute a discharge of the Borrower only to the extent of the amount of the Required Currency which may be purchased with the Equivalent Amount of such Tendered Currency. The Borrower covenants and agrees to and in favour of each Lender that it shall, as a separate and independent obligation which shall not be merged in any such judgment or order, pay or cause to be paid the amount not so discharged in accordance with the foregoing and indemnify and hold harmless each Lender against any loss or damage arising as a result of any such amount being paid in such Tendered Currency. A certificate of the Agent as to any such loss or damage shall be prima facie evidence of the amount thereof in the absence of manifest error.

Article 14
AGENCY AND ADMINISTRATION PROVISIONS

14.1        Authorization and Action

(a)           Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf to exercise such rights or powers granted to the Agent or the Lenders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization. As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 14.9, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent incurring any costs or expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred, or which is contrary to this Agreement or Laws.

(b)           Except as provided otherwise in Sections 2.2, 2.8 and 14.1(e), where the terms of this Agreement refer to any action to be taken hereunder or thereunder by the Lenders or to any such action that requires the consent, approval, satisfaction, agreement or other determination of the Lenders, the action taken by and the consent, approval, satisfaction, agreement or other determination given or made by the Majority Lenders shall constitute the action or consent, approval, agreement or other determination of the Lenders herein or therein referred to.

(c)           Except as provided otherwise in this Section 14.1, the Agent shall have the right to take such actions as it deems necessary, or to refrain from taking such actions or to give agreements, consents, approvals or instructions to the Borrower or any Material Subsidiary, on behalf of the Lenders in respect of all matters referred to in or contemplated by this Agreement.

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(d)           Except as provided otherwise in Section 14.1(e) or where this Agreement expressly requires that any matter be determined or consented to by all the Lenders, any provision of this Agreement may be amended only if the Borrower and the Majority Lenders so agree in writing and any Default or Event of Default may be waived before or after it occurs only if the Majority Lenders so agree in writing.

(e)           Any amendment, extension or waiver of, or consent or determination relating to, the terms of this Agreement which changes or relates to:

(i)             an increase in the amount of the Total Syndicated Facility Commitment or the Operating Facility Commitment, or an increase in any Lender's Commitments (other than as contemplated in Section 2.2 or Article 15);

(ii)            a decrease in a Syndicated Facility Lender's Syndicated Facility Commitment if each other Syndicated Facility Lender's Syndicated Facility Commitment is not also subject to a concurrent reduction on a Pro Rata Basis (other than as contemplated in Section 2.2 and Section 2.8); for greater certainty a reduction in a Syndicated Facility Lender's Commitment by virtue of a Borrowing Base determination or re-determination pursuant to and in accordance with Section 2.8 shall not be subject to the unanimous consent of all the Lenders, but rather shall occur automatically as a result of such determination or re-determination;

(iii)           a decrease in the rates, or an extension in the dates of payment, of interest payable hereunder;

(iv)          a decrease in the amount, or an extension in the dates of payment, of fees payable hereunder except for agency fees payable pursuant to Section 3.7;

(v)           the dates or amounts of repayment of principal required hereunder, unless an Event of Default has occurred and is continuing (in which case a decision of the Majority Lenders shall bind all Lenders);

(vi)          the types of Loans available hereunder;

(vii)         the Security Documents;

(viii)        the definition of "Convertible Debentures", "Excess Cash", "Subordinated Debt", "Unsecured Note Debt" or "Pre-emptive Unsecured Note Debt Acquisition" or an amendment or waiver of Section 9.2(f)(ii), 9.2(w)(ii) or (iii) or 9.2(u);

(ix)          an amendment to the definitions of "Borrowing Base", "Borrowing Base Properties" or "Majority Lenders";

(x)           an assignment or transfer by the Borrower of any or all of its rights and obligations under this Agreement, other than as permitted by Section 9.2(d);

(xi)          Sections 2.2 (other than in respect of the notice periods referred to therein), 9.2(d), 9.2(y) or this Section 14.1(e);

(xii)         an amendment to or waiver of Section 2.8; or

(xiii)        any provision hereof contemplating or requiring "unanimous" consent, approval or agreement of the Lenders,

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shall require the unanimous consent in writing of all the Lenders; and any amendment or waiver which changes or relates to the rights or obligations of the Agent or the Operating Facility Lender, shall also require the agreement of the Agent or the Operating Facility Lender, as applicable, thereto in writing.

(f)            Provided that an Event of Default has occurred and is continuing, the Agent shall declare an Event of Default and demand payment of any or all of the Loan Indebtedness when directed to do so by the written notice of the Majority Lenders (provided that upon the occurrence of the events described in Section 11.1(f) such declaration and acceleration shall be automatic and no such notice shall be required).

(g)           For certainty, the Agent is authorized to execute and deliver the Security, the Intercreditor Agreement and any document or instrument in connection therewith.

14.2        Procedure for Making Drawdowns

(a)           Except as expressly otherwise provided herein, all Advances made by the Lenders will be made in accordance with each Lender's Pro Rata Share of such Advance.

(b)           The Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower, the Subsidiaries, or any of the Lenders occasioned by the failure of a Lender to make an Advance or the failure of any Advance to reach its designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent.

(c)           Unless the Agent has been notified by a Lender at least one Banking Day prior to the Drawdown Date requested by the Borrower that such Lender will not make available to the Agent its Pro Rata Share of the relevant Advance, the Agent may assume that such Lender has made or will make such portion of the Advance available to the Agent on the Drawdown Date in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender shall not have so made its Pro Rata Share of an Advance available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender's Pro Rata Share of such Advance and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Advance or, in the case of funds made available in anticipation of a Lender remitting proceeds of a Bankers' Acceptance, at the rate of interest per annum applicable to a Prime Loan) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender's Pro Rata Share of the Advance for purposes of this Agreement.

14.3        Remittance of Payments

Except for amounts payable to the Agent or the Operating Facility Lender for its own account and except where this Agreement otherwise requires or contemplates payments to be made on a non-Pro Rata Basis, forthwith after receipt of any repayment of principal, interest or fees pursuant hereto, the Agent shall remit to the Designated Lending Branch of each Lender its Pro Rata Share of such payment; provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its share of such payment and the Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to the Lenders without prejudice to any right such Lender may have against the Borrower. The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.

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14.4        Redistribution of Payment

If a Lender (an "Overpaid Lender") shall obtain any payment (an "Excess Payment"), whether voluntary, involuntary, through the exercise of any right of set off or otherwise (other than any amounts expressly permitted to be paid solely to such Lender pursuant to this Agreement), to be applied on account of any portion of the Loan Indebtedness owed to it in excess of its share thereof as provided for hereunder, then:

(a)           such Overpaid Lender shall immediately pay to the Agent an amount equal to the Excess Payment, together with interest thereon at a rate determined in accordance with such Overpaid Lender's usual banking practice in respect of deposits of amounts comparable to the amount of such payment at the time such payment is made, whereupon the Agent shall notify the Borrower of such amount and of its receipt by the Agent;

(b)           the Agent shall remit to each Lender (other than the Overpaid Lender) its share of such Excess Payment (calculated without reference to the share of the Overpaid Lender);

(c)           as between the Borrower and the Overpaid Lender, the Excess Payment shall, except as provided in paragraph (d) below, be treated as not having been paid; and

(d)           as between the Borrower and each Lender (other than the Overpaid Lender), the applicable share of the Excess Payment shall be treated as having been paid to each such Lender on the date such Excess Payment was made to the Overpaid Lender;

provided that if all or any portion of such Excess Payment is subsequently required to be repaid by the Overpaid Lender to the Borrower, each other Lender will promptly repay to the Agent for the account of such Overpaid Lender an amount equal to any amount which such other Lender had received pursuant to this Section.

14.5        Duties and Obligations

Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent:

(a)           may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed Assignment Agreement providing, inter alia, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;

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(b)           may consult with legal counsel (including receiving the opinions of Borrower's counsel and Lenders' counsel required hereunder), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;

(c)           shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by facsimile, electronic mail or other electronic means of communication which may generate a written record thereof) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;

(d)           may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary;

(e)           may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person;

(f)            shall not be bound to disclose to any other Person any information relating to the Borrower, any of its Subsidiaries or any other Person if such disclosure would or might in its opinion constitute a breach of any Laws, be in default of the provisions hereof or be otherwise actionable at the suit of any other Person; and

(g)           may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any Laws or any directive or otherwise render it liable to any Person, and may do anything which is in its reasonable opinion necessary to comply with such Laws.

Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of the Borrower or any of its Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.

14.6        Prompt Notice to Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder.

14.7        Agent's and Lenders' Authorities

With respect to its Commitments and its Pro Rata Shares of the Drawdowns, Rollovers and Conversions made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent. Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower and the Subsidiaries or any corporation or other entity owned or controlled by any of them and any Person which may do business with any of them without any duties to account therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.

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14.8        Lender Credit Decision

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries. Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving or term loans, or both, to corporations similar to the Borrower, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrower) and that it is entering into this Agreement in the ordinary course of its commercial lending business. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other Person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent), or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or any Subsidiary. Each Lender acknowledges that a copy of this Agreement has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of this Agreement and the other Loan Documents. Each Lender hereby covenants and agrees that it will not make any arrangements with the Borrower for the satisfaction of any Loans or other Loan Indebtedness without the consent of all other Lenders.

14.9        Indemnification of Agent

The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrower), on a pro rata basis, in accordance with their respective commitments as a proportion of the aggregate of all outstanding commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. If the Borrower subsequently repays all or a portion of such amounts to the Agent, then the Agent shall reimburse the Lenders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from the Borrower. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

14.10      Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 45 days' prior written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Lenders shall, after soliciting the views of the Borrower, have the right to appoint another Lender as a successor agent (the "Successor Agent") approved by the Borrower (such approval not to be unreasonably withheld). If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent's giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender approved by the Borrower (such approval not to be unreasonably withheld). Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement. After any retiring Agent's resignation hereunder as Agent, this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder.

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14.11      Taking and Enforcement of Remedies

(a)           Each of the Lenders hereby acknowledges that, to the extent permitted by Laws, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority Lenders regardless of whether any Loan Indebtedness is accelerated pursuant to Section 11.2. Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action, including any exercise of any remedies under Section 11.2, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority Lenders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of the Majority Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with the Lender or the Agent to the extent requested by the Lender or the Agent in the collective realization including and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that subject to Sections 3.7, 9.2(b), 14.4 and 14.16, it has not heretofore and it shall not seek, take, accept or receive any security for any of the Loan Indebtedness of the Borrower hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facilities, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.

(b)           With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust and shall be trust assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and the Lenders shall be entitled to their pro rata shares of such monies (according to the Loan Indebtedness then owing to each of them). In its capacity as trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.

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14.12      Reliance Upon Agent

The Borrower shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Borrower shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

14.13      No Liability of Agent

The Agent shall have no responsibility or liability to the Borrower on account of the failure of any Lender to perform its obligations hereunder (unless such failure was caused, in whole or in part, by the Agent's gross negligence or wilful misconduct), or to any Lender on account of the failure of the Borrower or any Lender to perform its obligations hereunder.

14.14      Article for Benefit of Agent and Lenders

The provisions of this Article 14 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent expressly provided for in this Article, the Borrower shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions. Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to the Borrower.

14.15      Gross Negligence and Wilful Misconduct

No act or omission of the Agent or its Affiliates, officers, directors, employees or agents shall be considered gross negligence or wilful misconduct if the act or omission was done or omitted in accordance with the express, implied or deemed instructions or concurrence of the Majority Lenders.

14.16      The Agent and Defaulting Lenders

(a)           Each Defaulting Lender shall be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all obligations of such Defaulting Lender to the Agent that are owing or may become owing pursuant to this Agreement, including such Defaulting Lender's obligation to pay, on a pro rata basis, in accordance with its respective aggregate Commitments, any indemnification or expense reimbursement amounts not paid by the Borrower. Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash in accordance with Section 14.9.

(b)           In addition to the indemnity and reimbursement obligations in Section 14.9 each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower) on a pro rata basis, in accordance with its respective aggregate Commitments (and in calculating the pro rata basis of a Lender, ignoring the Commitments of Defaulting Lenders) any amount that a Defaulting Lender fails to pay the Agent and which is due and owing to the Agent pursuant to Section 14.9. Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender and which would otherwise be payable by the Defaulting Lender.

(c)           The Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Lender pursuant to this Agreement, which amounts shall be used by the Agent:

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(i)             first, to reimburse the Agent for any amounts owing to it by the Defaulting Lender pursuant to any Loan Document; and

(ii)            second, to cash collateralize all other obligations of such Defaulting Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion, including such Defaulting Lender's obligation to pay, on a pro rata basis, in accordance with its respective Commitments, any indemnification or expense reimbursement amounts not paid by the Borrower.

(d)           For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Defaulting Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or wilful misconduct of the Agent.

Article 15
ASSIGNMENT

15.1        Assignment and Participation Prior to Default

(a)           Any Lender (herein sometimes called a "Granting Lender") may grant a participation in the Credit Facilities to one or more Persons resident in Canada for the purposes of the Income Tax Act (Canada) and entitled to lend money in Canada (the "Participant"). If such a participation is granted, (i) the Granting Lender shall remain fully liable for all of its obligations and responsibilities hereunder to the same extent as if such participation had not been granted, and (ii) the Granting Lender shall administer the participation of the Participant and none of the Participant, the Borrower and the Agent shall have any rights against or obligations to one another, nor shall any of them be required to deal directly with one another in respect of the participation by such Participant.

(b)           With the prior written consent (which shall not be unreasonably withheld) of the Borrower and the Agent, any Lender (herein sometimes called an "Assigning Lender") may assign all or any part of such Lender's rights to, and may have its respective obligations in respect of, the Credit Facilities assumed by one or more financial institutions entitled to lend money in Canada (each an "Assignee"), provided that no Assigning Lender shall assign an interest to an Assignee unless (i) the Assignee acquires Commitment(s) with an aggregate principal amount of not less than Cdn. $5,000,000 and (ii) the Assigning Lender, if it retains Commitments, retains any Commitment(s) with an aggregate principal amount of not less than Cdn. $5,000,000. Any permitted assignment shall become effective when the Agent and the Borrower have been notified of it by the Assigning Lender, have received from the Assignee an executed copy of an Assignment Agreement, and the Agent has received from the Assignee an assignment fee of Cdn. $[Redacted]. Any Assignee of a Lender shall be and be treated as a Lender for all purposes of this Agreement, and each Assignee shall be entitled to the full benefit hereof and shall be subject to the obligations of the Assigning Lender to the same extent as if it were an original party in respect of the rights or obligations assigned to it and the Assigning Lender shall be released and discharged accordingly and to the same extent, and Schedule A (to the extent such Schedule relates to the Assigning Lender) shall be deemed to be amended accordingly from time to time without further notice or other requirement.

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(c)           The Borrower will, at the applicable Lender's expense, execute such further documents and instruments and do such further things as the Agent or such Lender may reasonably request for the purpose of any participation or assignment.

(d)           Notwithstanding any other provision hereof to the contrary, other than in connection with a purchase by the Second Lien Creditors of the "First Lien Obligations" (under and as defined in the Intercreditor Agreement as of the date hereof) pursuant to the Intercreditor Agreement, no Lender shall assign, or grant a participation in, any part of such Lender's rights under or in respect of the Credit Facilities or any Loan Documents to a Second Lien Creditor or an Affiliate of a Second Lien Creditor, in each case, without the prior written consent of all of the Lenders, which consents may be withheld in each Lender's respective sole discretion.

15.2        Assignment After Event of Default

Notwithstanding anything to the contrary herein contained, where an Event of Default has occurred and is continuing, nothing in this Agreement shall require the consent of the Borrower to an assignment or preclude an assignment to one or more Persons which are not financial institutions.

15.3        Assignment by Borrower

Except as permitted by Section 9.2(d), the Borrower shall not assign, delegate or transfer all or any part of its rights or obligations hereunder without the prior written consent of all the Lenders.

Article 16
RESTATEMENT AND TRANSITIONAL PROVISIONS

16.1        Syndicated Facility Outstandings

(a)           In order to give effect to Syndicated Facility Commitments provided for herein, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Advances) to give effect to the foregoing decrease in the Total Syndicated Facility Commitment and the new Syndicated Facility Commitments and to ensure that the aggregate Loan Indebtedness owing to each Lender under the Syndicated Facility are outstanding proportionately with the proportion of each Lender's Syndicated Facility Commitment relative to the Total Syndicated Facility Commitment (each such proportion being such Lender's "Rateable Portion") of all outstanding Loan Indebtedness under the Syndicated Facility after giving effect to such decrease and new Syndicated Facility Commitments; provided that, the foregoing provisions of this Section 16.1(a) shall not apply to Bankers' Acceptances outstanding under the Syndicated Facility on the Effective Date, such Bankers' Acceptances being subject to and dealt with pursuant to Sections 16.1(b) and 16.1(c).

(b)           The parties hereby acknowledge that, on the date hereof, Bankers' Acceptances having terms to maturity ending after the Effective Date are outstanding under the Syndicated Facility (the "Existing BA's"). Notwithstanding any provision of this Agreement to the contrary, it is acknowledged and agreed by the parties hereto that all rights and interests of the Lenders in respect of, and any obligation of the Borrower to pay or reimburse the Lenders in respect of, the Existing BA's are solely a risk and for the account of the Lenders based upon their respective Rateable Portions as in effect prior to and without regard to the provisions of this Agreement.

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(c)           Notwithstanding Section 16.1(b), from time to time, as the Existing BA's mature and Rollovers and Conversions are made by the Borrower in respect thereof, each of the Lenders shall participate in the Advances effecting such Rollovers and Conversions to the full extent of its Syndicated Facility Commitment and Rateable Portion therein after giving effect to the provisions of this Agreement.

16.2        Amendment and Restatement

(a)           On the Effective Date:

(i)             the Prior Credit Agreement shall be and is hereby amended and restated in the form of this Agreement; and

(ii)            all Loans (as that term is defined in the Prior Credit Agreement), Advances and other amounts outstanding under the Prior Credit Agreement shall continue to be outstanding under this Agreement and shall be deemed to be Loans, Advances and amounts owing by the Borrower to the Lenders under this Agreement and, for such purpose, outstanding Loans and Advances (except to the extent provided otherwise in Section 16.1) under the Syndicated Facility shall be allocated to the Syndicated Facility Lenders on a Pro Rata Basis and outstanding Loans and Advances under the Operating Facility shall be allocated to the Operating Facility Lender.

(b)           Notwithstanding the foregoing or any other term hereof, all of the covenants, representations and warranties on the part of the Borrower under the Prior Credit Agreement and all of the claims and causes of action arising against the Borrower in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the Effective Date shall, as regards the Borrower, continue, survive and shall not be merged in the execution of this Agreement or any other Loan Documents or any advance or provision of any Loan hereunder.

Article 17
GENERAL PROVISIONS

17.1        Exchange and Confidentiality of Information

(a)           The Borrower agrees that the Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Article 15 with any information concerning the financial condition of the Borrower and its Subsidiaries provided such party agrees in writing with the Agent or such Lender for the benefit of the Borrower to be bound by a like duty of confidentiality to that contained in this Section.

(b)           Each of the Agent and the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant hereto (the "Information") and agrees to use all reasonable efforts to prevent the disclosure thereof; provided that:

(i)             the Agent, the Lenders and Hedging Affiliates may disclose all or any part of the Information to any of the Second Lien Creditors to the extent permitted or required to do so pursuant to the Intercreditor Agreement;

(ii)            the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required (i) by their respective auditors or (ii) in connection with any actual or threatened judicial, administrative or governmental proceedings including proceedings initiated under or in respect of this Agreement, upon the request of its independent auditors or a Government Authority having jurisdiction over it or, provided that the recipients shall be under a like duty of confidentiality to that contained in this Section, for the purpose of syndicating the Syndicated Facility;

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(iii)           the Agent and each Lender may disclose the Information to any Governmental Authority (including any self-regulatory agency or authority) having jurisdiction over it (A) upon the request thereof or (B) where it considers such disclosure to be advisable or appropriate, acting reasonably;

(iv)          the Agent and each Lender may provide any Affiliate thereof with the Information to the extent reasonably required to be disclosed thereto; provided that each such Affiliate shall be under a like duty of confidentiality to that contained in this Section 17.1 and further provided that the Agent or the Lender, as the case may be, providing the Information shall be responsible for any breach by its Affiliate of the aforementioned like duty of confidentiality;

(v)           the Agent and each Lender may disclose Information to any insurance or reinsurance company thereof for the purpose of maintaining insurance, to any person providing administration and settlement services in respect of this Agreement and to any actual or prospective counterparty to any securitization, swap or derivative transaction relating to the Borrower or any Subsidiary; provided that, such counterparty, insurance or reinsurance company or other person agrees in writing to be under a like duty of confidentiality to that contained in this Section 17.1;

(vi)          the Agent and the Lenders shall incur no liability in respect of any Information required to be disclosed by any Laws, or by applicable treaty, order, policy or directive having the force of law, to the extent of such requirement;

(vii)         the Agent and the Lenders may provide counsel and their other agents and professional advisors with any Information; provided that such persons shall be under a like duty of confidentiality to that contained in this Section;

(viii)        the Agent and each of the Lenders shall incur no liability in respect of any Information: (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower or its Subsidiaries, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or Lender's possession from a source other than the Borrower or a representative of the Borrower and not then subject to any obligation on its part to the Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender after reasonable inquiry, under a duty of confidentiality to the Borrower at the time the information was so received;

(ix)          the Agent and the Lenders may disclose the Information (A) to any of their respective Affiliates and (B) to other financial institutions and other persons in connection with the syndication by the Agent or Lenders of the Syndicated Facility where such financial institution agrees to be under a like duty of confidentiality to that contained in this Section; and

(x)           the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to initiate any lawsuit against the Borrower or any of the Subsidiaries or to defend any lawsuit commenced by the Borrower or any of the Subsidiaries, the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defence of such lawsuit.

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17.2        Telephone Instructions

Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided the Agent or Lender, as the case may be, acted without gross negligence in the circumstances. The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

17.3        Further Assurances

Each party hereto shall, at the request of the other (but at the expense of the Borrower), perform all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the other, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

17.4        Conflicting Provisions

In the event of (but to the extent only of) a conflict or inconsistency between the terms of this Agreement and any of the other Loan Documents, the terms of this Agreement shall govern. For greater certainty, the existence of additional rights of the Agent, the Lenders, the Swap Lenders or the Cash Manager or additional obligations of the Borrower or any Material Subsidiary in any of the other Loan Documents shall not constitute a conflict or any inconsistency.

17.5        Notice

Any notice or other communication hereunder shall be in writing and, if delivered, it shall be considered received on the day it is given to an officer of the recipient, or if by facsimile (fax) transmission or, if any email address is provided below, by email transmission in PDF format during normal business hours on a Banking Day, it shall be considered received on the same day as the transmission thereof was successfully completed to the number or email address provided as follows:

In the case of the Borrower:

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, T2P 3T6

Attention: Chief Financial Officer
Fax No.: (403) 264-8163

In the case of the Agent:

National Bank of Canada
Corporate Customer Service -
Syndication and Agency Group
500, Place d'Armes, 26th Floor
Montreal, Québec, H2Y 2W3

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Attention: Syndication
Fax No.: [Redacted]
Email: [Redacted]

In the case of each Lender (including the Operating Facility Lender):

At the address set forth opposite such Lender's name on Schedule A hereto.

Any party may change its address, fax number or email address, or provide an email address if one is not provided above or in Schedule A, from time to time in a notice similarly given.

17.6        Non-Performance of Covenants

If the Borrower fails to perform any of its covenants or agreements hereunder, subject to the terms of the Intercreditor Agreement, the Agent may itself, but shall not be obliged to, perform or cause to be performed the same and all reasonable expenses incurred or payments made by the Agent in so doing shall be paid by the Agent forthwith upon demand. Any such expenses or payments remaining unpaid after demand shall bear interest at the Prime Rate in effect from time to time plus [Amount Redacted]% per annum, calculated daily and compounded monthly, from the date such expense or payment was incurred or made by the Agent until paid.

17.7        Anti-Money Laundering/Know Your Client Laws

(a)           Each Lender and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of Anti-Money Laundering/Anti-Terrorist Financing Laws and "know your client" Laws (collectively, including any guidelines or orders thereunder, "AML/KYC Legislation"), it may be required to obtain, verify and record information that identifies the Borrower and its Subsidiaries, which information includes the name and address of each such person and such other information that will allow such Lender or the Agent, as applicable, to identify each such person in accordance with AML/KYC Legislation (including information regarding such person's directors, authorized signing officers, or other persons in control of each such person). The Borrower shall promptly provide and cause its Subsidiaries to provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent (for itself and not on behalf of any Lender), or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML/KYC Legislation, whether now or hereafter in existence.

(b)           If, upon the written request of any Lender, the Agent has ascertained the identity of the Borrower or any Subsidiary or any authorized signatories of such person for the purposes of applicable AML/KYC Legislation on such Lender's behalf, then the Agent:

(i)             shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a "written agreement" in such regard between such Lender and the Agent within the meaning of applicable AML/KYC Legislation; and

(ii)            shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(c)           Notwithstanding anything to the contrary in this Section 17.7, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Subsidiary or any authorized signatories of such person, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any such person or any such authorized signatory in doing so.

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17.8        Defaulting Lenders

(a)           Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(i)             the standby fees payable pursuant to Section 3.5 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;

(ii)            a Defaulting Lender shall not be included in determining whether, and the Commitment of such Defaulting Lender shall not be included in determining whether, all Lenders or the Majority Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 14.1(e)), provided that any waiver or amendment requiring the consent of all Lenders or each affected Lender that affects such Defaulting Lender differently than other affected Lenders shall require the consent of such Defaulting Lender; and

(iii)           for the avoidance of doubt, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender.

(b)           If any Lender fails to fund its Pro Rata Share of a Loan hereunder, then each other Lender shall fund a portion of such defaulted amount in an amount equal to such other Lender's Pro Rata Share (and in calculating the Pro Rata Share of a Lender, ignoring the Commitments of Defaulting Lenders) of such unfunded portion; provided that, for certainty, no Lender shall be obligated by this Section to make or provide Loans in excess of its Commitment.

(c)           If any Lender shall cease to be a Defaulting Lender, then, upon becoming aware of the same, the Agent shall notify the other Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the other Lenders shall on a rateable basis sell and assign to such Lender, portions of such Loans equal in total to such Lender's Pro Rata Share thereof without regard to Section 17.8(b).

17.9        Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers and agrees and consents to, and acknowledges and agrees to be bound by:

(a)           the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)           the effects of any Bail-in Action on any such liability, including, if applicable:

(i)             a reduction in full or in part or cancellation of any such liability;

(ii)            a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its Lender Parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

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(iii)           the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

17.10      Entire Agreement

This Agreement and the other Loan Documents contemplated by this Agreement constitute the entire agreement between the Borrower, the Agent and the Lenders in respect of the obligations herein set out and supersede any prior agreements between the Borrower and any of the Lenders concerning such obligations, subject to the terms and provisions of Article 16 and except as otherwise provided in this Agreement or in any other Loan Document.

17.11      Electronic Execution of Assignments

The words "execution”, “signed”, "signature” and words of like import on any Assignment Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act as the case may be.

17.12      Counterparts

Any Loan Document may be executed in any number of counterparts, including by facsimile and PDF, all of which taken together shall constitute one and the same instrument and any of the parties thereto may execute a Loan Document by signing any such counterpart.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BORROWER:

BELLATRIX EXPLORATION LTD.

Per:	[Signed]
Name:
Title:

[Signature Page to Amended and Restated Credit Agreement]

AGENT:

NATIONAL BANK OF CANADA, as Agent

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

[Signature Page to Amended and Restated Credit Agreement]

THE LENDERS:

NATIONAL BANK OF CANADA		ATB FINANCIAL

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

CANADIAN WESTERN BANK		THE BANK OF NOVA SCOTIA

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

[Signature Page to Amended and Restated Credit Agreement]

SCHEDULE A

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

COMMITMENTS AND ADDRESSES

Lender	Operating Facility Commitment	Syndicated Facility Commitment	Total Commitment
National Bank of Canada Suite 1800, 311 - 6th Avenue S.W. Calgary, Alberta T2P 3H2 Attention: Director, Energy Group Tel No.: [Redacted] Fax No.: [Redacted]	[Amounts Redacted]
ATB Financial Corporate Financial Services 600, 585 - 8th Avenue SW Calgary, Alberta T2P 1G1 Attention: Director Tel No.: [Redacted] Fax No.: ([Redacted]
Canadian Western Bank 606 – 4th Street SW Calgary, Alberta T2P 1T1 Attention: Senior Manager Energy & Corporate Banking Tel No.: [Redacted] Fax No.: [Redacted]
The Bank of Nova Scotia 1700, 225 6th Avenue, S.W. Calgary, Alberta T2P 1N2 Attention: [Name Redacted] Tel No.: [Redacted] Fax No.: [Redacted]
Total	Cdn. $25,000,000	Cdn. $70,000,000	Cdn. $95,000,000